SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Introduction
I. Analysis of the Results of the Consolidated Companies	3
II. Analysis of the Results of the Parent Company	12
III. Eletrobras Information	16
IV. Attachment: Subsidiary Companies Information
IV.1. Generation and Transmission Companies	31
Itaipu	32
Furnas	40
Chesf	67
Eletronorte	94
Eletronuclear	112
Eletrosul	120
CGTEE	145
IV.2. Distribution Companies	154
Amazonas Energia	155
Distribuição Acre	169
Distribuição Alagoas	179
Distribuição Piauí	188
Distribuição Rondônia	197
Distribuição Roraima	206
IV.3. Participation Company	215
Eletropar	215

1.Generation and Transmission Companies

Company	Net Operating Revenue (R$ million)		Service Result (R$ million)		Income/Loss of the Period (R$ million)		EBITDA (R$ million)		Margin EBITDA (%)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Furnas	4,508	3,196	862	-446	-292	-578	373	-208	8.27	-6.52
Chesf	2,555	3,153	-468	-734	15	-269	-421	-599	-16.48	-19.00
Eletronorte	4,529	3,484	1,298	1,629	1,232	1,251	1,681	1,990	37.11	57.12
Eletrosul	788	777	662	332	146	184	496	398	62.91	51.22
Eletronuclear	1,422	1,386	-297	145	-442	47	-26	363	-1.84	26.17
CGTEE	252	184	-199	-301	-341	-358	-144	-247	-57.41	-134.80

Installed Capacity

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	9,261	1,627	550	10,888
Chesf	10,615	303	180	10,918
Eletronorte *	9,350	121	46	9,471
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	428	216	199	644
Eletrobras	-	13	-	13
Distribution companies	2,207	-	121	2,207
Total	41,691	2,280	1,096	43,971

(b) The company's participation in the project

*The physical aggregation in 2014 of the distribution companies refers to the trnasfer of the UTE Electron from Eletronorte to Amazonas Energia.

Extension of Transmission Lines - Km

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	19,878	1,234	10	21,112
Chesf	19,691	1,042	347	20,733
Eletronorte	10,703	890	233	11,593
Eletrosul	11,140	292	588	11,432
Distribution companies	673	-	-	673
Total	62,085	3,458	875	65,543

(b) The company's participation in the project

Energy Sold – MWh

	9M14	9M13
Itaipu	58,221,995	66,780,113
Furnas*	29,815,191	31,534,839
Chesf	41,667,175	43,461,537
Eletronorte	39,323,619	39,445,890
Eletronuclear	10,060,114	10,269,857
Eletrosul*	1,479,625	1,460,412
CGTEE	3,057,223	2,784,624
Total	183,624,941	195,737,272

* The data related to energy sold do not include the CCEE liquidation part.

31

Balance Sheet

(In US$)

Financial Statements for Consolidation Purposes

Assets	09.30.14	12.31.13
Current Assets
Cash and cash equivalents	356,548,809	387,365,027
Accounts receivable from clients	955,500,537	1,007,320,522
Stored materials	6,211,385	6,656,848
Obligation to receive	3,289,154	3,288,033
Legal deposits	34,027,482	21,106,491
Other accounts receivable	38,708,252	63,452,965
Current Assets Total	1,394,285,619	1,489,189,886

Non-Current Assets
Obligations to receive	212,920,439	200,840,198
Legal deposits	25,459,614	43,953,374
	238,380,053	244,793,572
Results to compensate
From previous periods	-2,131,418,858	-942,516,046
Result for the period	-898,199,553	-1,188,902,812
	-3,029,618,411	-2,131,418,858
Property, unit and equipment	17,469,136,840	17,488,882,033
Intangible	23,618,731	22,288,878
Total Non-Current Assets	14,701,517,213	15,624,545,625
Total Assets	16,095,802,832	17,113,735,511

32

Liabilities and Stockholders’ Equity	09.30.14	12.31.13
Current Liabilities
Loans and Financing	1,224,328,703	1,168,918,872
Remuneration and reimbursement	652,985,176	713,493,716
Suppliers	17,992,813	59,514,157
Pay roll and social obligations	75,711,104	58,919,188
Labor indemnities	12,571,237	27,505,259
Provision for lawsuits	105,597,140	134,774,746
Other obligations	5,637,104	3,357,166
Total Current Liabilities	2,094,823,277	2,166,483,104

Non-Current Liabilities
Loans and financing	11,752,825,669	12,675,882,137
Remuneration and reimbursement	-	-
Labor indemnities	363,568,609	345,044,078
Post-Emplyment benefits	1,705,849,965	1,696,400,179
Provision for lawsuits	75,265,708	126,411,007
Other obligations	3,469,604	3,515,006
Total Liabilities	15,995,802,832	17,013,735,51

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras SA	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	16,095,802,832	17,113,735,511

33

Statement of Income

(US$)

	09.30.14	09.30.13
Operating Revenues
Power supply	2,468,259,000	2,468,259,000
Remuneration on power assignment	244,856,874	285,961,270
Reimbursement of charges – non assured Energy	57,808,144	100,737,904
Operating Revenue Total	2,770,924,018	2,854,958,174

Operating Expenses
Remunerations and reimbursements
Capital income	-36,527,374	-36,061,488
Remuneration on power assignment	-244,856,874	-285,961,270
Assured Energy
Royalties	-305,455,538	-303,278,300
Reimbursement of charges – administration and supervision	-23,496,580	-23,329,100
Non assured Energy
Royalties	-53,678,990	-93,542,340
Reimbursement of charges – administration and supervision	-4,129,154	-7,195,564
	-668,144,510	-749,368,062
Operating expenses
Administrative and general expenses
Personnel	-434,751,198	-443,876,269
Actuarial Provisions	-	-
Materials	-11,958,760	-9,186,621
Third-part related services	-64,479,061	-75,126,737
Provision for lawsuits	73,973,241	19,489,448
Other operating expenses	-103,249,560	-63,605,453
	-540,465,338	-572,305,632
Total of operating expenses	-1,208,609,848	-1,321,673,694
Result of Service	1,562,314,170	1,533,284,480
Other revenues / expenses
Sundry Revenues	2,394,932	6,303,862
Sundry Expenses	-38,374,975	-5,607,261
	-35,980,043	696,601
Financial Revenues
Income from financial applications	41,872,428	16,732,104
Moratory increase on Energy invoices	2,252,485	-
Other financial revenues	2,616,700	2,305,946
	46,741,613	19,038,050
Financial Expenses
Debt charges	-	-1,878,646
Non-debt charges	-672,170,510	-726,429,610
Charges on remunerations and reimbursements	-2,108,825	-
Monetary adjustment	-567,860	87,717,364
Other financial expenses	-28,992	-5,695
	-674,876,187	-640,596,587

Financial Result	-628,134,574	-621,558,537
Net income for the period	898,199,553	912,422,544

34

Cash Flow

(US$)

	09.30.14	09.30.13
Operating Activities
Net income for the period	898,199,553	912,422,544
Adjustments
Disposal of Fixed Assets - sales	38,097,289	5,095,874
Monetary Variation on Financing and loans	200,791	-1,838,017
Monetary Variation on Estimated Obligations	2,160,682	-111,438,314
Liability provisions
Financial charges to be capitalized	-	1,878,646
Financial charges not to be capitalized	672,172,985	726,429,610
Estimated Obligations	121,630,846	69,060,723
Adjusted Income	1,732,462,146	1,601,611,066
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	51,819,984	-19,436,566
Stored Material variation	445,463	-2,023,116
Other Credits variation	19,160,639	29,998,412
Remuneration and reimbursement variation	-60,508,540	9,762,002
Suppliers and other variations	-39,286,811	-59,747,932
Payment-roll and social obligation variation	16,791,916	16,242,502
Payment of the Estimated Obligation	-191,074,136	-115,247,641
	-202,651,485	-140,452,339
Net Operating Cash Flow	1,529,810,661	1,461,158,727
Investment Activities
Property, unit and equipment and intangible	-19,681,949	-20,059,008
Balance of the Investment Activities	-19,681,949	-20,059,008
Financing Activities
Loans and financing obtained	2,250,000	22,049,560
Amortization of the Loans and Financing	-871,773,989	-806,866,819
Payment of interest on Loans and Financing	-671,420,941	-728,505,749
Balance of the Financing Activities	-1,540,944,930	-1,513,323,008
Total of Cash Effects	-30,816,218	-72,223,289
Cash and cash equivalent – beginning of period	387,365,027	534,263,722
Cash and cash equivalent – end of period	356,548,809	462,040,433
Total of Cash Effects	-30,816,218	-72,223,289

35

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14	3Q14
Itaipu Binacional	14,000	8,577	23,251,103	22,061,975	20,848,730

Unit	Participation (%)	Location (State)	Beginning of Operation	End of Concession
Itaipu Binacional	50%	Brazil (Paraná) and Paraguay (Alto Paraná)	03/1985	-

2. Electric energy purchased for resale  - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q14		2Q14		3Q14
		US$ Million*	MWh	US$ Million*	MWh	US$ Million*	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	741,4	20,103,482	759,2	19,767,360	761,9	18,351,153
Others	A	-	-	-	-	-	-
	B	81,4	2,983,783	63,6	2,135,060	60,8	2,359,017
Total	A	-	-	-	-	-	-
	B	822,8	23,087,265	822,8	21,902,420	822,7	20,710,170

A - Through auction

B - Through free market agreements or bilateral contracts

*Only assured energy

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q14	2Q14	3Q14
0.70	0.72	0.66

7. Average price– US$/KW

Own assets

1Q14	2Q14	3Q14
22.60	22.60	22.60

36

8.Extension of transmission lines – Km – N/A

9.Losses in transmission – N/A

10. Main Investments – US$ Million

Project	1Q14	2Q14	3Q14	Budget
Generation				-
Permanent	0.9	1,7	0.4	-
Technical Reserve	0.5	0.6	1,2	-
Softwares	0.3	1,0	0.1	-
Other investments	2,5	6,2	4,3	-
Total	4,2	9,5	6,0	-

11. New investments – N/A

12. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due	Index
FIBRA – Fundação Itaipu – BR	36,8	37,8	33,4	2023	6.0% + INPC

Foreign currency - FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Currency
Eletrobras	4,912,1	4,740,2	4,565,7	2014/2021/2023	US$
National Treasury - Cession	8,289,4	8,176,2	8,061,2	2023	US$
Restructuring of foreign debt	256,9	244,9	246,8	2013/2023	US$
CAJUBI – Fundação Itaipu - PY	70,8	69,4	67,8	2021/2022	US$
ITAU Paraguay	-	-	2,2	2016	US$
TOTAL	13,529,2	13,230,7	12,943,7

13. Contracts – US$ million

13.1. Loans and financing

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	299,6	1,242,3	1,326,2	1,410,9	1,505,3	7,192,8	12,977,1
By creditor
Eletrobras	177,0	596,6	485,1	516,7	550,7	2,239,5	4,565,6
Others	122,6	645,7	841,1	894,2	954,6	4,953,3	8,411,5

37

14. Number of employees

14.1.By tenure

Generation

Brazilian Margin (Left Margin)

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	369	355	356
6 to 10	380	393	403
11 to15	125	134	125
16 to 20	161	158	151
21 to 25	108	85	53
beyond 25	262	289	289
Total	1,405	1,414	1,377

Paraguayan Margin (Right Margin)

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	579	551	383
6 to 10	209	240	390
11 to15	281	268	47
16 to 20	2	-	243
21 to 25	394	351	109
beyond 25	346	364	590
Total	1,811	1,774	1,762

14.2. By region

State	Number of employees
	1Q14	2Q14	3Q14
Itaipu Hydrolectric Unit [3]	2,162	2,138	2,115
Paraná – Brazil	313	311	301
São Paulo – Brazil	01	01	01
Brasília – Brazil	03	03	03
Paraguay	737	735	719
Total	3,216	3,188	3,139

3 Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

Brazilian Margin (Left Margin)

State	Number of employees
	1Q14	2Q14	3Q14
Usina Hidrelétrica de Itaipu*	1,100	1,094	1,084
Paraná – Brasil	301	316	289
São Paulo – Brasil	01	01	01
Brasília – Brasil	03	03	03
Paraguai	-	-	-
Total	1,405	1,414	1,377

3 Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

Paraguayan Margin (Right Margin)

State	Number of employees
	1Q14	2Q14	3Q14
Usina Hidrelétrica de Itaipu*	1,062	1,039	1,031
Paraná – Brasil	12	12	12
São Paulo – Brasil	-	-	-
Brasília – Brasil	-	-	-
Paraguai	737	723	719
Total	1,811	1,774	1,762

3 Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

38

14.3. By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	747	727	715
Administrative	2,469	2,461	2,424

Brazilian Margin

Department	Number of employees
	1Q14	2Q14	3Q14
Field	380	377	375
Administrative	1,009	1,037	1,002

Paraguayan Margin

Department	Number of employees
	1Q14	2Q14	3Q14
Field	367	350	340
Administrative	1,444	1,424	1,422

15. Complementary work force – N/A

16. Turn-over - %

1Q14	2Q14	3Q14
0.0109	0.0047	0.0121

Brazilian Margin

1Q14	2Q14	3Q14
0,0112	0,0064	0,0144

Paraguayan Margin

1Q14	2Q14	3Q14
0,0113	0,0124	0,0152

39

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets
	09.30.14	09.30.13
Current Assets
Availabilities	2,059	3,691
Clients (Consumers and resellers)	584,892	570,176
Loans and financing - principal	3,080	3,435
Marketable Securities	949,106	718,664
Dividends to receive (Remuneration of equity participation)	41,445	21,143
Fiscal Assets deferred (Taxes and contributions)	7,671	127,998
Income Tax and Social Contribution	217,022	-
Reimbursement Rights – CCC (12,111 law)	247,306	379,042
Linked deposits	-	15,331
Stored materials	23,599	24,218
Financial Asset	-	-
Receivables - 12,783/13 Law	1,430,894	1,499,440
Others	215,598	216,667
Current Assets Total	3,722,672	3,579,805
.
Non-Current Assets
Clients (Consumers and resellers)	395,231	319,501
Loans and financing - principal	3,893	5,324
Marketable Securities	-	-
Fiscal Assets deferred (Taxes and contributions)	-	961,326
Income Tax and Social Contribution	394,052	-
Reimbursement Rights – CCC (12,111 law)	79,662	308,720
Linked deposits	532,140	457,326
Financial Asset	6,469,038	6,346,070
Receivables - 12,783/13 Law	-	1,005,772
Others	185,669	190,700
Advances for equity participation	51,811	-
	8,111,496	9,594,739
INVESTMENTS	5,087,705	4,547,271
FIXED ASSETS	5,851,221	5,812,053
INTANGIBLE	100,909	93,964
Non-Current Assets Total	19,151,331	20,048,027
Assets Total	22,874,003	23,627,832

40

Liabilities and Stockholders’ Equity
	09.30.14	09.30.13
Current Liabilities
Suppliers	560,529	251,700
Loans and financing	504,957	427,826
Taxes and social contribution	258,211	308,120
Income Tax and Social Contribution	102,674	-
Derivatives	-	-
Estimated obligations	184,663	191,610
Advances from consumers	-	-
Shareholders remuneration (dividends payable)	-	-
Provisions for contingencies	-	-
Post-employment benefit (complementary Pension Fund)	79,617	70,967
Leasing	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	508	-
Sectorial charges (regulatory taxes)	134,332	134,414
Incentive to personnel retirement	-	320,205
Others	24,199	24,414
Current Liabilities Total	1,849,690	1,729,256

Non-Current Liabilities
Suppliers	-	-
Loans and financing - Principal	7,793,101	7,330,140
Taxes and social contribution	724,696	488,753
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers (energy sell in advance)	-	-
Estimated Obligations	-	-
Provisions for contingencies	537,364	1,026,350
Provision for onerous contract	782,213	1,132,685
Post-employment benefit (Complementary Pension Fund)	172,313	611,188
Concessions to pay - UBP	37,104	39,669
Sectorial charges (regulatory taxes)	90,880	74,920
Advance for future Capital Increase	37,490	33,948
Others	1	1
Non-Current Liabilities Total	10,175,162	10,737,654

Stockholders’ Equity
Social Capital	6,531,154	6,531,154
Capital reserves	5,528,986	5,690,383
Profit reserves	-	493,059
Additional dividends proposed	-	-
Accrued profit/losses	-291,645	-578,088
Other comprehensive income	-919,344	-975,586
Non-controlling participation	-	-

Stockholders’ Equity Total	10,849,151	11,160,922

Non-Current Liabilities and Stockholders’ Equity Total	22,874,003	23,627,832

41

Statement of Income by Activity

(R$ thousand)

	09.30.14	09.30.13
Operating Revenue
Generation
Plant Supply	2,601,568	1,735,034
Energy Supply	11,283	62,186
Short term electric Energy (CCEE)	856,977	362,356
O&M Revenue of Renewed Plants	415,787	399,842
Construction Revenue	45,730	70,109
Return on Investment - G	-	-

Transmission
O&M Renewed Transmission Lines Revenue	-	529,243
O&M Revenue	625,344	17,726
Construction Revenue – Transmission	309,733	248,688
Return on Investment - T	153,184	133,322
Other Operating Revenue	34,431	55,797

Deductions to Operating Revenue	-545,712	-418,698
Net Operating Revenue	4,508,325	3,195,605

Operating Cost
Electric Energy purchased for resale	-862,261	-605,869
Charges on the use of electric grid	-314,346	-302,717
Fuel for production of electric Energy - CCC	-371,003	-280,821
Construction costs	-355,463	-318,797
.
Operating Expenses
Personnel, Material and Third-part related Service	-1,254,971	-1,339,875
Remuneration and reimbursement	-98,444	-113,978
Depreciation and amortization	-163,985	-134,125
Donations and Contributions	-22,353	-18,958
Provisions	-69,592	-438,983
Others	-133,937	-87,415
Operating Costs and Expenses	-3,646,355	-3,641,538

Result of equity participation	-652,998	103,335
Operating Result before Financial Result	208,972	(342,598)

Financial Result	-307,473	-158,495
Result before Income Tax / Social Contribution	-98,501	-501,093

Current Income Tax and and social contribution	-136,415	-20,383
Deferred Income Tax and and social contribution	-56,729	-56,612
Net income for the period	-291,645	-578,088

42

Cash Flow

(R$ thousand)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	-98,501	-501,093
Depreciation and amortization	163,985	134,126
Net monetary and currency variations	107,178	62,233
Financial charges	599,621	371,371
Equity Equivalency Result	652,998	-103,335
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	50,433	21,848
Provision for contingencies	-17,945	161,171
Provision for staff realignment	-11,485	328,906
Impairment – Onerous contract	-219,006	-357,530
Global reversal reserve charges	214,418	198,879
Adjustment to present value / market value	-	-
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Financing assets Revenue - IRR	-153,184	-133,323
Derivative financial instruments	-	-
Others	-201,834	-185,400
Variation in operating assets / liabilities	43,121	93,029
Cash generated in operating activities	1,129,799	90,882

Financial charges paid	-505,781	-368,928
Payment of global reversal reserve charges	-194,178	-155,135
Financial charges received	714	5,635
Remuneration received from equity participation	60,496	63,100
Financial asset revenue by RAP	172,972	151,314
Receiving compensation for financial asset	993,465	1,472,959
Payment of income tax and social contribution	-193,049	-121,945
Payment of pension fund	-	-
Lawsuits payment	-	-
Legal deposits	-13,744	-54,442
Net cash operating activities	1,450,694	1,083,440

FINANCING ACTIVITIES
Loans and financing obtained	422,588	1,392,455
Loans and financing payable – principal	-259,291	-438,087
Payment of Shareholders remuneration	-	-
Payment on refinancing of taxes and contributions - Principal	-47,849	-48,221
Receipt of Advance for future Capital Increase	-	-
Others	-	-
Net financing activities	115,448	906,147

INVESTMENT ACTIVITIES
Concession of Loans and Financing	-	-
Acquisition of fixed asset	-94,417	-234,451
Acquisition of intangible asset	-4,566	-14,522
Acquisition of Concession asset	-355,463	-318,798
Advance for future capital increase	-	-
Acquisition of equity participation	-941,392	-984,626
Others	-174,941	-435,961
Net cash investment activities	-1,570,779	-1,988,358

Increase (decrease) in cash and cash equivalent	-4,637	1,229

Cash and cash equivalent – beginning of period – 12/31/13	6,696	2,462
Cash and cash equivalent – end of period – 03/31/14	2,059	3,691
	-4,637	1,229

43

Analysis of the result

3Q14 x 2Q14

The Company had a net loss in the 3Q14 483.8% higher than that recorded in the previous quarter, from a net profit of R$ 107.1 million in the 2Q14 to a loss of R$ (376.7) million in the 3Q14, mainly due the factors described below.

Operating Revenue

In generation:

The supply of electricity for distribution companies increased by 40.1%, from R$ 803.3 million in the 2Q14 to R$ 1,132.4 million in the 3Q14, primarily due to higher volume of energy traded in the 3Q14, for the energy sold at auction A-0 started to be delivered in May, i.e., one month less than the 3Q14.

The short-term electricity decreased by 100%, due to the fact that there was no sale of electricity in the spot market in the 3Q14.

Revenue from operation and maintenance of renewed power plants increased by 6.6%, from R$ 131 million in the 2Q14 to R$ 139.2 million in the 3Q14, mainly due to the increase in revenue from the Annual Generation Revenue (RAG) in the 3Q14.

Transmission:

Revenue from operation and maintenance increased by 24.1%, from R$ 194.1 million in the 2Q14, to R$ 240.9 million in the 3Q14, primarily due to increased revenue from contract 062/2001.

The remuneration of financial assets increased by 34.8%, from R$ 45.9 million in the 2Q14 to R$ 61.8 million in the 3Q14, primarily due to increased revenue from contracts.

Other revenues had increased 95%, from R$ 9.2 million in the 2Q14 for R$ 18 million in the 3Q14, primarily due to increased revenues from service delivery.

Operating Expenses

Expenses for personnel, material and third-part related services decreased by 7.7%, from R$ (464.8) million in the 2Q14, for R$ (429.1) million in the 3Q14, mainly due to the provision, in the 2Q14 of R$ 62.1 million of labor claims against R$ 8.5 million in the 3Q14.

Electricity purchased for resale increased by 140.8% from R$ (216.3) million, in the 2Q14, for R$ (520.1) million, in the 3Q14, primarily due to increased electricity purchased due to the negative settlement in CCEE, resulting from exposure in the energy market, as of June 2014.

The fuel for electricity production decreased by 29.8%, from R$ (175.7) million in the 2Q14 for R$ (123.4) million in the 3Q14, mainly due to increased fuel purchase in the 3Q14, due to an increase in production of Santa Cruz Thermoelectric Plant.

Operational provisions had increased 175.1%, from a reversal of R$ 72.7 million in the 2Q14 to a provision of R$ (54.6) million in the 3Q14, mainly due to the reversal of provisions occurred in the 2Q14 and provision for loss of financial assets, in the 3T14, worth R$ 153 million.

Other operating expenses increased by 122.7%, from R$ (33.1) million in the 2Q14 for R$ (73.9) million in the 3Q14, mainly due to the loss on disposal of assets and an increase in bank guarantees.

Financial Results

Net monetary decreased by 49.4%, from a loss of R$ (63.0) million in the 2Q14 to a loss of R$ (31.9) million in the 3Q14, due mainly to increased monetary update over judicial deposits between the 2Q14 and 3Q14.

Other financial expenses decreased by 70.9%, from an expense of  R$ (66.4) million in the 2Q14 to an expense of R$ (19.3) million in the 3Q14, mainly due to lower expenses with taxes installments.

Compensation of indemnities of Law 12,783/13 increased by 22.8%, from R$ 63.3 million in the 2Q14 to R$ 77.7 million in the 3Q14, mainly due to the accounting of monetary updates.

Shareholding Participations

The result from equity investments decreased by 12,243.7% from a gain of R$ 3.1 million in the 2Q14 to a loss of R$ (382.4) million in the 3Q14, mainly due to the decrease in income from equity accounting of Furnas on their investments in SPEs, especially in Madeira Energia S/A for R$ 790 million.

44

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14	3Q14
Furnas	1,216	598	1,294,259	210,867	384,912
Luis Carlos Barreto (Estreito)	1,050	495	1,058,550	232,215	423,621
Mascarenhas de Moraes	476	295	674,710	146,381	262,850
Porto Colômbia	320	185	474,488	153,527	208,404
Marimbondo	1,440	726	1,381,554	379,294	425,447
Itumbiara	2,082	1,015	1,868,252	1,030,043	1,638,817
Funil	216	121	196,127	217,655	151,422
Corumbá I	375	209	528,348	601,538	384,947
Simplício	306	192	234,156	721,343	37,071
Batalha	52,50	48,8	-	62,858	66,409
Serra da Mesa (48.46%)*	1,275	671	423,723*	244,889*	781,664*
Manso (70%)	212	92	177,118*	115,069*	97,586*
Santa Cruz	932	687	550,325	721,343	723,368
Roberto Silveira (Campos)	30	21	-	3,004	-
Neblina **	6,468	4,66	8,513	3,421	353
Sinceridade **	1,416	0,37	724	683	687
Dona Rita **	2,41	1,03	-	-	-

* Contemplates percentage of participation of Furnas

**Desconsidered in the total of Eletrobras installed capacity

Unit	Location (State)	Beginning of Operation	End of Concession
Furnas	MG	03/1963	12/2042
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	12/2042
Mascarenhas de Moraes	MG	04/1973	10/2023
Porto Colômbia	MG/SP	03/1973	12/2042
Marimbondo	SP/MG	04/1975	12/2042
Itumbiara	GO/MG	02/1980	02/2020
Funil	RJ	04/1969	12/2042
Corumbá I	GO	04/1997	12/2042
Simplício	RJ	06/2013	08/2041
Batalha	MG	05/2014	08/2041
Serra da Mesa	GO	04/1998	11/2038
Manso	MT	10/2000	02/2035
Santa Cruz	RJ	03/1967	12/2042
Roberto Silveira (Campos)	RJ	04/1977	07/2027
Neblina	MG	04/2013	*
Sinceridade	MG	04/2013	*
Dona Rita	MG	06/2013	*

* Under resposability of Furnas until the conclusion of new bidding to HEU’s Concession

45

1.2.SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated (MWh)
				1Q14	2Q14	3Q14
Enerpeixe S.A.	UHE Peixe Angical and TL Associada	452	271	706,488,88	478,951,01	526,255,84
Baguari Geração de Energia S.A.	UHE Baguari	140	80.20	172,419,63	43,063	27,345
Retiro Baixo Energética S.A.	UHE Retiro Baixo	82	39	41,249,40	14,391,26	-
Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	855	432	1,032,086,92	1,372,496,19	1,481,099,29
Serra do Facão Energia S.A.	UHE Serra do Facão	212,6	182	185,079	255,787	236,398
Madeira Energia S.A.	UHE Santo Antônio*	3.568,8	2.342,03	1,004,796	1,112,793,72	2,646,625.90
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	68,47	22,8	43,316,00	30,074,00	59,361,00
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	58,45	21,9	22,572,00	23,435,00	46,517,00
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	60,12	21,1	37,238,00	30,122,00	55,427,00

*26 units in Operation up to 3Q14, totalling 2,286.08 MW

Usina	Participação (%)	Localização (Estado)	Início da Operação	Fim da Operação
UHE Peixe Angical	40.0	TO	06/2006	11/2036
UHE Baguari	15.0	MG	09/2009	08/2041
UHE Retiro Baixo	49.0	MG	03/2010	08/2041
UHE Foz de Chapecó	40.0	RS/SC	10/2010	11/2036
UHE Serra do Facão	49.5	GO	07/2010	11/2036
UHE Santo Antônio	39.0	RO	03/2012	06/2043
Brasventos Miassaba 3 Geradora de Energia S.A	24.5	RN	02/2014	08/2045
Brasventos Eolo Geradora de Energia S.A.	24.5	RN	02/2014	12/2045
Rei dos Ventos 3 Geradora de Energia S.A.	24.5	RN	02/2014	12/2045

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ Million	-	-	-
Others	MWh	812,411	761,971	908,429
	R$ Million	138,10	119,31	208,74
Total	MWh	812,411	761,971	908,429
	R$ Million	138,10	119,31	208,74

2.2. SPE

UHE Foz de Chapecó

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ Million	-	-	-
Others	MWh	-	-	-
	R$ Million	-	-	-
Total	MWh	-	-	-
	R$ Million	-	-	-

46

UHE Santo Antônio

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-
	R$ Million	-	-
Others	MWh	1,457,019,23	876,556,89	769,707.50
	R$ Million	343,42	363,48	199,89
Total	MWh	1,457,019,23	876,556,89	769,707.50
	R$ Million	343,42	363,48	199,89

UHE Peixe Angical

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ Million	-	-	-
Others	MWh	17,890,00	15,840,00	52,656,00
	R$ Million	14,284,868,70	6,02	34,19
Total	MWh	17,890,00	15,840,00	52,656,00
	R$ Million	14,284,868,70	6,02	34,19

UHE Retiro Baixo

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ Million	-	-	-
Others	MWh	-	-	-
	R$ Million	-	-	-
Total	MWh	-	-	-
	R$ Million	-	-	-

UHE Baguari*

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	267	586	675
	R$ Million	0.07	0.08	0.16
Others	MWh	13,368	29,301	34,435
	R$ Million	3,67	4,03	8,21
Total	MWh	13,635	29,887	34,435
	R$ Million	3,74	4,11	8,37

*There were expenses with energy purchases on CCEE (free market) on 2014 just because the GSF and FID application, which reduced the physical guarantee

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	19,44	128,018	27,29	149,710	29,71	161,398
	B	17,29	108,050	17,47	109,200	17,66	110,400
Others	A	633,08	4,014,791	875,37	4,570,165	976,32	5,049,422
	B	3,72	26,248	3,94	27,789	3,63	25,587
Total	A	652,86	4,142,809	902,66	4,719,875	1,006,03	5,210,820
	B	21,01	134,298	21,41	136,989	21,29	135,986

A – Regulated environment – revenue not from quotas

B - Through free market agreements or bilateral contracts

47

3.1.2. Energy sold by enterprises affected by 12,783 law - O&M

Buyer	Sales model	1Q14		2Q14		3Q14*
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	7,22	250,334.34	6,45	252,998.70	6,78	255,778.90
	B	-	-	-	-	-	-
Others	A	138,82	4,806,535.32	124,11	4,857,692.34	131,73	4,911,074
	B	-	-	-	-	-	-
Total	A	146,04	5,056,869.66	130,56	5,110,691.04	138,52	5,166,852.48
	B	-	-	-	-	-	-

A – Regulated environment – revenue from quotas

B - Through free market agreements or bilateral contracts

3.2. SPE

Enerpeixe S.A.

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	121,41	630,782,84	110,86	561,329,05	115,46	579,697,79
	B	-	-	-	-	-	-
Total	A	121,41	630,782,84	110,86	561,329,05	115,46	579,697,79
	B	-	-	-	-	-	-

A – Through Auctions

B - Through free market agreements or bilateral contracts

UHE Foz do Chapecó

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	102,89	571.045,99	99,58	541,444,04	107,62	571,216,35
	B	71,61	373.248,00	75,63	377,395,20	76,74	381,542,40
Total	A	102,89	571.045,99	99,58	541,444,04	107,62	571,216,35
	B	71,61	373.248,00	75,63	377,395,20	76,74	381,542,40

A – Through Auctions

B - Through free market agreements or bilateral contracts

UHE Santo Antônio

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	6,048	56,539,00	7,296	67,986,489	8,784	79,855,32
	B	-	-	-	-	-	-
Others	A	172,599	1,614,463,16	212,297	1,947,544,79	255,948	2,287,540,18
	B	394,860	2,648,715,78	434,645	2,877,961,48	455,273	2,798,095,23
Total	A	178,648	1,670,822,16	219,683	2,016,631,28	264,733	2,367,395,51
	B	394,860	2,648,715,78	434,645	2,877,961,49	455,273	2,798,095,23

A – Through Auctions

B - Through free market agreements or bilateral contracts

48

UHE Serra do Facão

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	50,72	279,117	45,83	248,342	48,96	261,157
	B	20,03	110,211	25,37	137,477	26,06	138,988
Total	A	50,72	279,117	45,83	248,342	48,96	261,157
	B	20,03	110,211	25,37	137,477	26,06	138,988

A – Through Auctions

B - Through free market agreements or bilateral contracts

UHE Retiro Baixo

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	13,98	83,020,001	12,7	73,831,859	14,41	81,814,000
	B	0.38	2,161,000	0.4	2,184,000	0.39	2,208,000
Total	A	13,98	83,020,001	12,7	73,831,85	14,41	81,814,000
	B	0.38	2,161,000	0.4	2,184,000	0.39	2,208,000

A – Through Auctions

B - Through free market agreements or bilateral contracts

UHE Baguari

Buyer	Sales model	1Q14		2Q14		3Q14
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	0.250	0.250	0.253	1,493	0.276	1,589
	B	-	-	-	-		-
Others	A	14,229	14,229	13,210	76,637	14,033	79,445
	B	-	-	-	-		-
Total	A	14,479	14,479	13,464	78,130	14,309	81,034
	B	-	-	-	-	-	-

A – Through Auctions

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14	3Q14
Sold	R$ Million	541,87	318,04	-
	MWh	-	-	-
	MWaverage	-	-	-
Purchased	R$ Million	-	128,90	322,87
	MWh	-	-	-
	MWaverage	-	-	-
Net	R$ Million	541,87	189,14	-322,87
	MWh	-	-	-
	MWaverage	-	-	-

Note: The result of liquidation in CCEEis published in R$ million, including items diverses, and already involves MRE amounts.

*Short-term liquidation up to August/14.

49

5. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q13
		Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Special Diesel oil	-	-	-	-	-	-	-
Fuel oil Type B1	Ton	-	-	-	-	-	-
Common Diesel oil	Litre
Gas	m3	273,018,526	103,111	419,695,402	193,595	430,455,358	135,966
Other *	-	-	-	-	-	-	-
Total		273,018,526	103,111	419,695,402	193,595	430,455,358	135,966

6.Losses in generation - %

1Q14	2Q14	3Q14
1.05	1.05	1.05

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14	2Q14	3Q14
157.55	190.23	192.14

7.1.1. Own assets – enterprises renewed in terms of the 12,783 law – O&M

1Q14	2Q14	3Q14
28.88	25.55	17.92

7.2. SPE

SPE	1Q14	2Q14	3Q14
Enerpeixe S.A.	191.07	194.90	200.59
Retiro Baixo Energética S.A.	168.59	172.15	176.16
Baguari S.A.	169.19	172.32	176.59
Foz de Chapecó Energia S.A.	184.95	191.55	193.50
Serra do Facão Energia S.A.	181.74	184.56	187.46
Madeira Energia S.A.	134.27	133.71	139.39

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

8.1.1.1. Transmission line – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibiúna - Bateias Circuito 1	332.0	500	Mar/03	Mayi/2031
Ibiúna - Bateias Circuito 2	332.0	500	Mar/03	May/2031
Tijuco Preto - Itapeti 3	21.0	345	Jan/13	Apr/2036
Tijuco Preto - Itapeti 4	21.0	345	Jan/13	Apr/2036
Campos - Macaé 3	90.0	345	Jun/10	Mar/2035
Batalha - Paracatu	85.0	138	Sep/13	Aug/2041
Simplício - Rocha Leão 1	119.0	138	Jan/13	Aug/2041
Simplício - Rocha Leão 2	119.0	138	Jan/13	Aug/2041
Total	1,119.0

50

8.1.1.2. Transmission line – enterprises renewed in terms of 12,783 law - O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	Aug/89	Dec/42
Foz do Iguaçu - Ivaiporã 2	323.0	765	Dec/86	Dec/42
Foz do Iguaçu - Ivaiporã 3	331.0	765	Mar/99	Dec/42
Itaberá - Ivaiporã 1	265.0	765	Aug/89	Dec/42
Itaberá - Ivaiporã 2	264.0	765	Oct/82	Dec/42
Itaberá - Ivaiporã 3	272.0	765	May/00	Dec/42
Itaberá - Tijuco Preto 1	305.0	765	Jul/89	Dec/42
Itaberá - Tijuco Preto 2	304.0	765	Oct/82	Dec/42
Itaberá - Tijuco Preto 3	312.0	765	May/01	Dec/42
Subtotal 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	Mar/85	Dec/42
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	Aug/87	Dec/42
Subtotal 600 kV	1,612.0
Adrianópolis - Baixada Fluminense	19.0	500	Nov/13	Dec/42
Adrianópolis - Cachoeira Paulista 1	171.0	500	Feb/74	Dec/42
Adrianópolis - Grajaú	55.0	500	Dec/77	Dec/42
Adrianópolis - Resende	115.0	500	Dec/79	Dec/42
Adrianópolis - São José	33.0	500	Aug/91	Dec/42
Angra - Cachoeira Paulista	103.0	500	Jun/77	Dec/42
Angra - São José	133.0	500	Dec/98	Dec/42
Angra - Zona Oeste	97.5	500	Mar/11	Dec/42
Araraquara - Campinas	171.0	500	Jul/76	Dec/42
Araraquara - Poços de Caldas	176.0	500	Apr/76	Dec/42
Baixada Fluminense - Cachoeira Paulista	160.5	500	Nov/13	Dec/42
Cachoeira Paulista - Campinas	223.0	500	Sep/77	Dec/42
Cachoeira Paulista - Itajubá	53.0	500	Jul/02	Dec/42
Cachoeira Paulista - Resende	56.0	500	Dec/79	Dec/42
Cachoeira Paulista - Taubaté	83.0	500	Jun/83	Dec/42
Cachoeira Paulista - Tijuco Preto	181.0	500	Nov/88	Dec/42
Campinas - Itatiba 1	26.5	500	Mar/03	Dec/42
Grajaú - Zona Oeste	79.0	500	Mar/11	Dec/42
Gurupi - Miracema	255.0	500	Mar/99	Dec/42
Ibiúna - Itatiba 1	86.5	500	Mar/03	Dec/42
Itumbiara - São Simão	166.0	500	Jan/79	Dec/42
Marimbondo - Água Vermelha	172.0	500	Aug/79	Dec/42
Marimbondo - Araraquara 1	195.0	500	Apr/76	Dec/42
Marimbondo - Araraquara 2	194.0	500	Aug/76	Dec/42
Poços de Caldas - Itajubá	139.0	500	Jul/02	Dec/42
Serra da Mesa - Gurupi	256.0	500	Mar/99	Dec/42
Serra da Mesa - Samambaia 1	249.0	500	Mar/98	Dec/42
Serra da Mesa - Samambaia 2	248.5	500	Jan/99	Dec/42
Tijuco Preto - Taubaté	108.5	500	Mar/84	Dec/42
Subtotal 500 kV	4,005.0
Adrianópolis - Itutinga 1	199.0	345	Mar/68	Dec/42
Adrianópolis - Itutinga 2	199.0	345	Aug/70	Dec/42
Adrianópolis - Jacarepaguá 1	38.0	345	Mar/68	Dec/42
Adrianópolis - Jacarepaguá 2	38.0	345	Aug/70	Dec/42
Adrianópolis - Macaé	177.0	345	Sep/02	Dec/42
Adrianópolis - Venda das Pedras	107.0	345	Nov/10	Dec/42
Bandeirantes - Samambaia 1	157.0	345	Feb/99	Dec/42
Bandeirantes - Samambaia 2	155.0	345	Feb/99	Dec/42
Barro Branco - Ouro Preto	59.0	345	Oct/13	Dec/42
Barro Branco - Padre Fialho	104.5	345	Oct/13	Dec/42
Campinas - Guarulhos	88.0	345	Feb/03	Dec/42
Campinas - Poços de Caldas	126.0	345	Oct/72	Dec/42
Campos - Macaé 1	89.0	345	Nov/01	Dec/42
Campos - Macaé 2	89.0	345	Sep/02	Dec/42
Campos - Viana	199.0	345	Dec/05	Dec/42
Campos - Vitória	224.0	345	Oct/77	Dec/42
Corumbá - Brasília Sul	254.0	345	Mar/97	Dec/42
Corumbá - Itumbiara	79.0	345	Mar/97	Dec/42
Furnas - Estreito	112.0	345	Feb/70	Dec/42
Furnas - Itutinga 1	198.0	345	Mar/68	Dec/42
Furnas - Itutinga 2	199.0	345	Dec/69	Dec/42
Furnas - Mascarenhas de Moraes	104.0	345	May/68	Dec/42
Furnas - Pimenta	66.0	345	Mar/67	Dec/42
Furnas - Poços de Caldas 1	131.0	345	Sep/63	Dec/42
Furnas - Poços de Caldas 2	131.0	345	Apr/65	Dec/42

51

8.1.1.2. Transmission line – enterprises renewed in terms of 12,783 law - O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Guarulhos - Ibiúna 1	75.0	345	Jun/90	Dec/42
Guarulhos - Ibiúna 2	75.0	345	Jul/90	Dec/42
Guarulhos - Nordeste	35.0	345	Mar/64	Dec/42
Guarulhos - Poços de Caldas 1	182.0	345	Sep/63	Dec/42
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Feb/70	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42
L.C.Barreto - Poços de Caldas 2	197.0	345	Sep/70	Dec/42
L.C.Barreto - Volta Grande	112.0	345	Jun/73	Dec/42
Macaé - Venda das Pedras	122.0	345	Nov/10	Dec/42
Marimbondo - Porto Colômbia	77.0	345	Oct/75	Dec/42
Mascarenhas - Estreito	13.0	345	Mar/69	Dec/42
Mogi - Atibaia	64.5	345	Jan/13	Dec/42
Mogi - Nordeste	25.0	345	Mar/64	Dec/42
Pimenta - Barreiro	198.0	345	Mar/67	Dec/42
Poços de Caldas - Atibaia	142.5	345	Jan/13	Dec/42
Porto Colômbia - Volta Grande	45.0	345	Jun/73	Dec/42
Samambaia - Brasília Sul 1	12.5	345	Feb/99	Dec/42
Samambaia - Brasília Sul 2	15.0	345	Feb/99	Dec/42
Viana - Vitória	26.0	345	Dec/05	Dec/42
Vitória - Padre Fialho	220.5	345	Apr/13	Dec/42
Subtotal 345 kV	6,144.5
Barro Alto - Niquelândia	87.0	230	Oct/99	Dec/42
Brasília Geral - Brasília Sul 1	13.0	230	Oct/72	Dec/42
Brasília Geral - Brasília Sul 2	13.0	230	Sep/07	Dec/42
Barro Alto – Águas Lindas	102.0	230	Mar/14	Dec/42
Águas Lindas – Brasília Sul	30.0	230	Mar/14	Dec/42
Brasília Sul - Pirineus	107.0	230	Sep/07	Dec/42
Itumbiara - Cachoeira Dourada	44.0	230	Oct/73	Dec/42
Itumbiara - Rio Verde 1	208.0	230	Jan/86	Dec/42
Itumbiara - Rio Verde 2	202.0	230	Apr/92	Dec/42
Manso - Nobres	66.0	230	May/98	Dec/42
Pirineus - Xavantes	40.0	230	Nov/06	Dec/42
Rio Verde - Barra do Peixe 1	240.0	230	Nov/87	Dec/42
Rio Verde - Barra do Peixe 2	240.0	230	Feb/94	Dec/42
Rio Verde - Cachoeira Dourada 1	175.0	230	Dec/86	Dec/42
Rio Verde - Rondonópolis	257.0	230	Nov/82	Dec/42
Serra da Mesa - Niquelândia	105.0	230	Oct/99	Dec/42
Subtotal 230 kV	1,929.0
Adrianópolis - Cepel 1	1.5	138	Apr/81	Dec/42
Adrianópolis - Cepel 2	1.5	138	Apr/81	Dec/42
Adrianópolis - Magé 1	48.0	138	Apr/73	Dec/42
Adrianópolis - Magé 2	48.0	138	Jan/73	Dec/42
Alcântara - Adrianópolis 1	19.5	138	Jul/76	Dec/42
Alcântara - Adrianópolis 2	20.0	138	Dec/98	Dec/42
Alcântara - Adrianópolis 3	20.0	138	Dec/98	Dec/42
Alcântara - Imbariê - Adrianópolis	19.5	138	May/75	Dec/42
Angra - Angra (Ampla)	34.0	138	Apr/71	Dec/42
Angra - Jacuacanga	34.0	138	Oct/77	Dec/42
Angra - Santa Cruz	96.0	138	Oct/77	Dec/42
Cachoeira Paulista - Volta Redonda 1	105.0	138	Nov/86	Dec/42
Cachoeira Paulista - Volta Redonda 2	105.0	138	Jun/87	Dec/42
Campos - Cachoeiro do Itapemirim 1	106.0	138	Feb/73	Dec/42
Campos - Cachoeiro do Itapemirim 2	106.0	138	Feb/73	Dec/42
Campos - Iriri	97.0	138	Aug/73	Dec/42
Campos - Rocha Leão	110.0	138	Feb/73	Dec/42
Couto Magalhães - Parque das Emas	80.5	138	Nov/13	Dec/42
Iriri - Rocha Leão	13.0	138	Aug/73	Dec/42
Jacarepaguá - Ari Franco	10.0	138	Dec/67	Dec/42
Jacarepaguá - Cosmos	24.0	138	Dec/67	Dec/42
Jacarepaguá - Mato Alto	16.0	138	Sep/73	Dec/42

52

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Jacarepaguá – Paciência	23.0	138	Aug/14	Dec/42
Paciência - Palmares	5.0	138	Aug/14	Dec/42
Jacarepaguá - ZIN	33.0	138	Nov/72	Dec/42
Jacuacanga - Brisamar	44.0	138	Oct/77	Dec/42
Manso - Nobres	70.0	138	Apr/98	Dec/42
Muriqui - Angra (Ampla)	36.0	138	Apr/71	Dec/42
Muriqui - Brisamar	20.0	138	Apr/71	Dec/42
Palmares - Mato Alto	13.0	138	Sep/73	Dec/42
Parque das Emas - Rio Claro	87.5	138	Nov/13	Dec/42
Rio Verde - Cachoeira Dourada 2	174.0	138	Aug/77	Dec/42
Rio Verde - Rio Claro	87.0	138	Nov/13	Dec/42
Rocha Leão - Magé 1	108.0	138	Jan/73	Dec/42
Rocha Leão - Magé 2	108.0	138	Jan/73	Dec/42
Santa Cruz - Brisamar 1	20.0	138	Oct/77	Dec/42
Santa Cruz - Brisamar 2	13.0	138	Apr/71	Dec/42
Santa Cruz - Jacarepaguá	38.0	138	Oct/72	Dec/42
Santa Cruz - Palmares 1	14.0	138	Nov/72	Dec/42
Santa Cruz - Palmares 2	14.0	138	Sep/73	Dec/42
Santa Cruz - ZIN	5.0	138	Nov/72	Dec/42
Santa Cruz - ZIN - Ari Franco	31.0	138	Dec/67	Dec/42
Santa Cruz - ZIN - Cosmos	17.0	138	Dec/67	Dec/42
São José - Imbariê 1	18.0	138	Dec/98	Dec/42
São José - Imbariê 2	18.0	138	Dec/98	Dec/42
São José - Magé 1	46.0	138	Jun/01	Dec/42
São José - Magé 2	46.0	138	Jun/01	Dec/42
UTE Campos - Campos 1	1.0	138	Jul/77	Dec/42
UTE Campos - Campos 2	1.0	138	Jul/87	Dec/42
Subtotal 138 kV	2,205.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	Apr/85	Dec/42
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	Aug/87	Dec/42
Eletrodo de Terra - Ibiúna 1	67.0	25	Apr/85	Dec/42
Eletrodo de Terra - Ibiúna 2	67.0	25	Aug/87	Dec/42
Subtotal 25 kV	165.0
Total	18,758.5

8.1.2.Substation

8.1.2.1. Substation  – enterprises not affected by 12,783 law

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Concession
Zona Oeste	900.00	Rio de Janeiro/Rio de Janeiro	03.14.2011	05.10.2042

8.1.2.2. Substation  – enterprises renewed in terms of 12,783 law – O&M

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation
Adrianópolis	3,289.96	Nova Iguaçu/Rio de Janeiro	Nov/70	Dec/42
Angra	967.07	Angra dos Reis/Rio de Janeiro	Apr/71	Dec/42
Araraquara	-	Araraquara/São Paulo	Apr/76	Dec/42
Bandeirantes	1,433.33	Aparecida de Goiânia/Goiás	Oct/72	Dec/42
Barro Alto	149.66	Barro Alto/Goiás	Mar/82	Dec/42
Brasília Geral	300.00	Brasília/Brasília	Feb/60	Dec/42
Brasília Sul	2,094.20	Taguatinga/Brasília	Mar/73	Dec/42
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	Oct/76	Dec/42
Campinas	1,970.00	Campinas/São Paulo	Sep/72	Dec/42
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	Feb/73	Dec/42
Foz do Iguaçu	15,968.00	Foz do Iguaçu/Paraná	Dec/82	Dec/42
Grajaú	2,800.00	Rio de Janeiro/Rio de Janeiro	Dec/79	Dec/42
Guarulhos	-	São Paulo/São Paulo	Sep/63	Dec/42
Gurupi	-	Gurupi/Tocantins	Mar/99	Dec/42
Ibiúna	11,600.40	Ibiúna/São Paulo	Apr/84	Dec/42

53

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation
Imbariê	-	Duque de Caxias/Rio de Janeiro	Oct/68	Dec/42
Iriri	-	Macaé/Rio de Janeiro	Oct/09	Dec/42
Itabera	-	Itaberá/São Paulo	Sep/82	Dec/42
Itutinga	-	Itutinga/Minas Gerais	Apr/67	Dec/42
Ivaiporã	11,006.00	Manoel Ribas/Paraná	Oct/82	Dec/42
Jacarepaguá	1,350.00	Rio de Janeiro/Rio de Janeiro	Dec/67	Dec/42
Macaé	-	Macaé/Rio de Janeiro	Nov/01	Dec/42
Mogi das Cruzes	1,166.66	Mogi das Cruzes/São Paulo	Mar/64	Dec/42
Niquelândia	-	Niquelândia/Goiás	Oct/99	Dec/42
Pirineus	-	Anápolis/Goiás	Nov/06	Dec/42
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	Sep/63	Dec/42
Resende	-	Resende/Rio de Janeiro	Apr/09	Dec/42
Rio Verde	333.33	Rio Verde/Goiás	Dec/75	Dec/42
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	Dec/72	Dec/42
Samambaia	4,250.00	Brasília/Distrito Federal	Mar/98	Dec/42
São José	2,600.00	Belfort Roxo/Rio de Janeiro	Aug/91	Dec/42
Simplício	-	Sapucaia/Rio de Janeiro	Aug/06	Dec/42
Usina de São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	Jul/77	Dec/42
Tijuco Preto	17,.014.70	Mogi das Cruzes/São Paulo	Sep/82	Dec/42
Viana	750.00	Viana/Espirito Santo	Dec/05	Dec/42
Vitória	1,044.20	Serra/Espirito Santo	Nov/78	Dec/42
SE da Usina Campos	185.00	Campos dos Goytacazes/Rio de Janeiro	Dec/68	Dec/42
SE da Usina Corumbá	556.00	Caldas Novas/Goiás	Mar/97	Dec/42
SE da Usina Funil	300.00	Itatiaia/Rio de Janeiro	Dec/69	Dec/42
SE da Usina Furnas	1,399.17	São José da Barra/Minas Gerais	Sep/63	Dec/42
SE da Usina Itumbiara	5,074.99	Araporã/Minas Gerais	Mar/73	Dec/42
SE da Usina Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	Mar/69	Dec/42
SE da Usina Mascarenhas de Moraes	1,820.99	Ibiraci/Minas Gerais	Dec/56	Dec/42
SE da Usina Marimbondo	2,393.32	Fronteira/Minas Gerais	Aug/75	Dec/42
SE da Usina Manso	312.50	Chapada dos Guimarães/Mato Grosso	Nov/00	Dec/42
SE da Usina Porto Colômbia	425.00	Planura/Minas Gerais	Jul/73	Dec/42
SE da Usina Santa Cruz	1,544.00	Rio de Janeiro/Rio de Janeiro	Jun/67	Dec/42
SE da Usina Serra da Mesa	1,576.42	Minaçu/Goiás	Mar/98	Dec/42

* Total MVA = Operation+reserve+revision

8.2. SPE

8.2.1. Transmission Line

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Transirapé	Irapé – Araçuaí	24.5	65.0	230	May/07	Dec/34
Transudeste	Itutinga – Juiz de Fora	25.0	140.0	345	Feb/07	Oct/34
Transleste	Montes Claros – Irapé	24.5	138.0	345	Dec/06	Feb/34
Enerpeixe S.A.	Peixe Angical – Peixe 2	40.0	17.0	500	Apr/06	Nov/36
Centroeste de Minas	Furnas – Pimenta II	49.0	62.7	345	Mar/10	Mar/35
Chapecoense Geração S.A.	SE Foz do Chapecó – Gurita	40.0	72.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	SE Foz do Chapecó – SE Xanxerê	40.0	77.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	UHE Foz do Chapecó – SE de Foz do Chapecó	40.0	1.0	230	Mar/11	Nov/36
Retiro Baixo Energética S.A.	UHE Retiro Baixo – SE Curvelo	49.0	45.0	138	Oct/10	Aug/41
Serra do Facão Energia S.A.	UHE Serra do Facão – SE Celg de Catalão	49.5	32.0	138	Oct/10	Nov/36
Baguari Energia S.A.	UHE Baguari - SE Baguari	15.0	0.800	230	Feb/10	Aug/41
Baguari Energia S.A.	SE Baguari - Mesquita – Governador Valadares	15.0	2.5	230	Apr/10	Aug/41
Baguari Energia S.A.	SE Baguari - Mesquita	15.0	69.0	230	Apr/10	Aug/41
Baguari Energia S.A.	SE Baguari - Gov. Valadares	15.0	26.0	230	Apr/10	Aug/41
Transenergia Renovável S.A.	Barra dos Coqueiros - Quirinópolis	49.0	52.3	230	Apr/11	Apr/39
Transenergia Renovável S.A.	Quirinópolis - UTE Quirinópolis	49.0	34.4	138	May/11	Jun/25
Transenergia Renovável S.A.	Quirinópolis - UTE Boavista	49.0	16.7	138	May/11	Jun/25
Transenergia Renovável S.A.	Chapadão - Jataí	49.0	131.5	230	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - Mineiros	49.0	61.4	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - UTE Jataí	49.0	51.2	138	Dec/12	Jun/25

54

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Transenergia Renovável S.A.	Jataí - UTE Água Emendada	49.0	32.6	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	49.0	45.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - UTE Morro Vermelho	49.0	31.0	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - UTE Alto Taquari	49.0	30.2	138	Jun/13	Jun/25
Transenergia Renovável S.A.	Palmeiras - Edéia	49.0	57.0	230	May/13	Jun/25
Transenergia Renovável S.A.	Edéia - UTE Tropical Bionenergia I	49.0	48.7	138	May/13	Jun/25
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho - Araraquara II (Lote D)	24.5	2,375	600	Aug/13	Feb/39
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	49.0	193	500	Dec/13	Feb/40
Goiás Transmissão S.A.	Trindade – Xavantes	49.0	37	230	Dec/13	Feb/40
Goiás Transmissão S.A.	Trindade – Carajás	49.0	29	230	Oct/13	Feb/40

8.2.2. Substations

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Operation
Caldas Novas Transmissão S.A.	Corumbá	150	49.90	Aug/13	Jun/41
Transenergia São Paulo S.A	Itatiba	800.00	49.00	Aug/12	Nov/39
Transenergia Renovável S.A	Edéia	150.00	49.00	Feb/12	Jun/25
Transenergia Renovável S.A	Jataí	225.00	49.00	Dec/12	Jun/25
Transenergia Renovável S.A	Mineiros	-	49.00	Dec/12	Jun/25
Transenergia Renovável S.A	Morro Vermelho	-	49.00	Dec/12	Jun/25
Transenergia Renovável S.A	Quirinópolis	225.00	49.00	Apr/11	Jun/25
Baguari Energia S.A.	SE da Usina de Baguari	155.60	15.00	Aug/06	Aug/41
Chapecoense Geração S.A	SE da Usina de Foz do Chapecó	978.00	40.00	Nov/01	Nov/36
Enerpeixe S.A.	SE da Usina de Peixe Angical	525.00	40.00	Nov/01	Nov/36
Retiro Baixo Energética S.A.	SE da Usina de Retiro Baixo	100.00	49.00	Aug/06	Aug/41
Madeira Energia S.A.	SE da Usina de Santo Antônio	3,630.00	39.00	Aug/07	Jun/43
Serra do Facão Energia S.A.	SE da Usina de Serra do Facão	236.40	49.47	Nov/01	Nov/36
Goiás Transmissão S.A.	Trindade	400.00	49.00	Nov/13	Jul/40

9. Transmission losses - %

1Q14	2Q14	3Q14
2.27	2.29	1.98

Note: The total of loss in the basic network is determined by the difference between the total amount generated and the total amount of consumption verified in SIN, being absorved in the portion of 50% consumers, 50% for  the participants of the loss ratio of the basic network.

55

10. Main investments of parent company– R$ Million

Project	1Q14	2Q14	3Q14	First revision 2014
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)/Capacity expansion of Sta. Cruz Thermal Unit (RJ)	143,573	54,772	11,526,993	75,000,000
Installation of HPU Batalha (Paulista) (MG/GO)	3,697,734	4,211,695	7,877,880	29,706,852
Installation of HPU Simplício and SHU Anta (RJ)	6,862,629	1,744,736	4,441,732	43,028,206
Modernization of HPU Furnas (MG)	9,987,075	9,527,466	6,915,232	56,816,722
Modernization of HPU Luiz Carlos Barreto (MG)	-	-	-	-
Maintenance of the generation system	2,673,421	4,454,633	5,221,232	59,175,224
Extension of generation system	-	-	-	100,000
Deployment of wind farms	-	-	-	28,840,836
Implementation of UTE biomass	-	-	-	100,000
Extension of generation capacity	-	-	-	100,000
Transmission
Transmission System Bom Despacho – Ouro Preto	3,515,448	8,858,875	4,657,808	21,717,886
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	-	-	-	-
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	5,592,902	6,690,040	4,974,090	21,468,376
Installation of Transmission System Mascarenhas - Linhares	2,027,209	703,035	4,524,979	30,294,939
Reinforcement of Transmission System	14,775,114	43,365,735	61,458,636	320,769,676
Transmission System maintenance	37,512,106	64,240,115	76,629,343	434,997,984
Extension of transmission in the Mid-Western Region / Extension of transmission system	6,316,239	6,483,664	6,241,398	45,058,633
Others
Maintenance of real estate	322,506	698,343	1,114,073	12,010,235
Maintenance of real estate, vehicles, turbines and equipment	3,234,740	10,798,654	5,264,260	52,139,871
Maintenance of info technology assets	2,424,953	6,039,006	4,921,490	40,074,923
Environmental preservation and conservation of generation and transmission	1,259,178	2,219,518	3,900,272	24,995,028
Total	100,344,826	170,090,288	209,669,416	1,296,395,391

11.New investments

11.1.Generation

11.1.1.Own assets

Unit Own assets	Location (State)	Total of Investment (R$ million)	Investment up to 3Q14 (R$ million)	Installed capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
UHE Simplício/ PCH Anta	RJ/MG	2.289,51 Basis: Dec/08	2,472	333.7	191.3	UHE Simplício: came into commercial Operation on jun/2013 PCH Anta: Forecasted Machine 1 Jan/2015 and machine 2 Jun/2015	Mar/07	Aug/41

56

11.1.2. SPE

SPE	Unit	Location	Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	MT	1,820.0	915.4	Jan/15	Aug/11	Jun/46
Madeira Energia S.A.	UHE Santo Antônio	MT	3,568.8	2,342.03	Mar/12	Aug/08	Dec/43
Consórcio Terra Nova S.A.	UHE São Manoel	MT/PA	700.0	421.7	May/18	Aug/14	Apr/49
Central Geradora Eólica Famosa I S.A.	Famosa I	RN	22.5	11.1	Jul/15	Jul/14	Dec /45
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	RN	15.0	7.7	Jul/15	Jul/14	May/47
Central Geradora Eólica Rosada S.A.	Rosada	CE	30.0	13.4	Jul/15	Jul/14	Mar/47
Central Geradora Eólica São Paulo S.A.	São Paulo	RN	17.5	8.1	jul/15	Jul/14	Sep/48
Energia dos Ventos I	Goiabeira	CE	19.2	9.9	Jan/16	Jul/14	Mar/47
Energia dos Ventos II	Ubatuba	CE	12.6	5.8	Jan/16	Mar/14	Jun /47
Energia dos Ventos III	Santa Catarina	CE	16.0	8.5	Jan/16	Mar/14	Jun /47
Energia dos Ventos IV	Pitombeira	CE	27.0	13.9	Jan/16	Mar/14	Jun /47
Energia dos Ventos V	São Januário	CE	19.2	9.0	Jan/16	Jul/15	Jun /47
Energia dos Ventos VI	Nossa Senhora de Fátima	CE	28.8	12.8	Jan/16	Nov/14	Jun /47
Energia dos Ventos VII	Jandaia	CE	28.8	14.1	Jan/16	Apr/15	Aug/47
Energia dos Ventos VIII	São Clemente	CE	19.2	9.3	Jan/16	May/15	Aug/47
Energia dos Ventos IX	Jandaia I	CE	19.2	9.9	Jan/16	Dec/14	Jul /47
Energia dos Ventos X	Horizonte	CE	14.4	7.3	Jan/16	Apr/14	Jul /47
Consórcio Bom Jesus	Bom Jesus	CE	18.0	8.1	Sep/15	Oct/14	May/49*
Consórcio Cachoeira	Cachoeira	CE	12.0	5.0	Sep/15	Oct/14	May/49*
Consórcio Pitimbu	Pitimbu	CE	18.0	7.2	Sep/15	Oct/14	May/49*
Consórcio São Caetano	São Caetano	CE	25.2	11.0	Sep/15	Oct/14	May/49*
Consórcio São Caetano I	São Caetano I	CE	18.0	7.7	Sep/15	Oct/14	May/49*
Consórcio São Galvão	São Galvão	CE	22.0	9.5	Sep/15	Oct/14	May/49*
Consórcio Carnaúba I	Carnaúba I	RN	22.0	9.4	Sep/15	Oct/14	May/49*
Consórcio Carnaúba II	Carnaúba II	RN	18.0	7.3	Sep/15	Oct/14	May/49*
Consórcio Carnaúba III	Carnaúba III	RN	16.0	7.5	Sep/15	Oct/14	May/49*
Consórcio Carnaúba V	Carnaúba V	RN	24.0	10.1	Sep/15	Oct/14	May/49*
Consórcio Cervantes I	Cervantes I	RN	16.0	7.1	Sep/15	Oct/14	May/49*
Consórcio Cervantes II	Cervantes II	RN	12.0	5.6	Sep/15	Oct/14	May/49*
Consórcio Punaú I	Punaú I	RN	24.0	11.0	Sep/15	Oct/14	May/49*
Consórcio Arara Azul	Arara Azul	RN	28.0	10.7	May/18	Dec/16	Aug/49*
Consórcio Bentevi	Bentevi	RN	14.0	5.7	May/18	Dec/16	Aug/49*
Consórcio Ouro Verde I	Ouro Verde I	RN	26.0	10.7	May/18	Dec/16	Aug/49*
Consórcio Ouro Verde II	Ouro Verde II	RN	28.0	11.2	May/18	Dec/16	Aug/49*
Consórcio Ouro Verde III	Ouro Verde III	RN	24.0	9.4	May/18	Dec/16	Aug/49*
Consórcio Santa Rosa	Santa Rosa	CE	20.0	8.4	May/18	Dec/16	Aug/49*
Consórcio Uirapuru	Uirapuru	CE	28.0	12.6	May/18	Oct/16	Aug/49*
Consórcio Ventos do Angelim	Ventos de Angelim	CE	22.0	10.3	May/18	Dec/16	Aug/49*
Consórcio Serra do Mel	Serra do Mel I	RN	28.0	13.0	May/18	Jun/17	Aug/49*
Consórcio Serra do Mel	Serra do Mel II	RN	28.0	12.8	May/18	Jun/17	Aug/49*
Consórcio Serra do Mel	Serra do Mel III	RN	28.0	12.5	May/18	Jun/17	Aug/49*
Consórcio Casa dos Ventos I	Itaguaçu da Bahia	BA	28.0	14.0	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Luiza	BA	28.0	14.2	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Madalena	BA	28.0	14.7	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Marcella	BA	28.0	13.6	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Vera	BA	28.0	15.2	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santo Antônio	BA	28.0	16.1	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São Bento	BA	28.0	14.4	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São Cirilo	BA	28.0	14.7	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São João	BA	28.0	15.0	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São Rafael	BA	28.0	13.8	May/18	Mar/17	Aug/49*

57

11.10.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 3Q14
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	4,452.76	3,882.00	92.07	24.5	Eletrosul (24.5%) Neoenergia (50.10%) Odebrecht Part. Invest. (0.9%)
Madeira Energia S.A.	UHE Santo Antônio	20,066.00	16,615.00	92.55	39.0	Odebrecth Energia (18.6%) Cemig (10.0%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Empresa de Energia São Manoel S.A.	UHE São Manoel	2,474.0	n/a	n/a	33.333	EDP – Energias do Brasil S.A. (66.667%)
Central Geradora Eólica Famosa I S.A.	Famosa I	80.0	3.81	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	52.0	2.54	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica Rosada S.A.	Rosada	105.0	4.76	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica São Paulo S.A.	São Paulo	75.0	2.86	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Energia dos Ventos I	Goiabeira	62.0	0.33	12.0	49.0	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos II	Ubatuba	41.0	0.25	12.0	49.0	Alupar (50.99%) Central Eólica Ubatuba (0.01%)
Energia dos Ventos III	Santa Catarina	66.0	0.31	12.0	49.0	Alupar (50.99%) Central Eólica Santa Catarina (0.01%)
Energia dos Ventos IV	Pitombeira	100.0	0.40	12.0	49.0	Alupar (50.99%) Central Eólica Pitombeira (0.01%)
Energia dos Ventos V	São Januário	75.0	0.31	12.0	49.0	Alupar (50.99%) Central Eólica São Januário (0.01%)
Energia dos Ventos VI	Nossa Senhora de Fátima	100.0	0.36	12.0	49.0	Alupar (50.99%) Central Eólica Nossa Senhora de Fátima (0.01%)
Energia dos Ventos VII	Jandaia	100.0	0.39	12.0	49.0	Alupar (50.99%) Central Eólica Jandaia (0.01%)
Energia dos Ventos VIII	São Clemente	75.0	0.29	12.0	49.0	Alupar (49%) Central Eólica São Clemente (0.01%)
Energia dos Ventos IX	Jandaia I	75.0	0.32	12.0	49.0	Alupar (50.99%) Central Eólica Jandaia I (0.01%)
Consórcio Bom Jesus	Bom Jesus	79.0	14.6	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Consórcio Cachoeira	Cachoeira	53.0	9.7	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Cachoeira Ltda. (0.01%)
Consórcio Pitimbu	Pitimbu	79.0	14.6	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Pitimbu Ltda. (0.01%)
Consórcio São Caetano	São Caetano	111.0	21.1	19	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica São Caetano Ltda. (0.01%)
Consórcio São Caetano I	São Caetano I	79.0	14.6	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica São Caetano I Ltda. (0.01%)
Consórcio São Galvão	São Galvão	97.0	19.4	20	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica São Galvão Ltda. (0.01%)
Consórcio Carnaúba I	Carnaúba I	91.0	17.1	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba I Ltda. (0.01%)

58

11.10.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 3Q14
Consórcio Carnaúba II	Carnaúba II	75.0	14.0	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba II Ltda. (0.01%)
Consórcio Carnaúba III	Carnaúba III	67.0	12.5	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba III Ltda. (0.01%)
Consórcio Carnaúba V	Carnaúba V	100.0	18.7	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba V Ltda. (0.01%)
Consórcio Cervantes I	Cervantes I	67.0	12.5	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Cervantes I Ltda. (0.01%)
Consórcio Cervantes II	Cervantes II	50.0	9.3	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Cervantes II Ltda. (0.01%)
Consórcio Punaú I	Punaú I	100.0	18.7	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Punaú I Ltda. (0.01%)
Consórcio Arara Azul	Arara Azul	98.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Bentevi	Bentevi	55.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Bentevi Ltda (0.01%)
Consórcio Ouro Verde I	Ouro Verde I	98.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)
Consórcio Ouro Verde II	Ouro Verde II	106.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)
Consórcio Ouro Verde III	Ouro Verde III	89.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Ouro Verde III Ltda (0.01%)
Consórcio Santa Rosa	Santa Rosa	79.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Santa Rosa Ltda (0.01%)
Consórcio Uirapuru	Uirapuru	107.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Uirapuru Ltda (0.01%)
Consórcio Ventos do Angelim	Ventos de Angelim	91.0	0	0	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Centrais Eólicas (0.01%)
Consórcio Serra do Mel	Serra do Mel I	135.29	0	0	90.00	Eólica Tecnologia LTDA (9.99%) Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel II	135.29	0	0	90.00	Eólica Tecnologia LTDA (9.99%) Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel III	135.29	0	0	90.00	Eólica Tecnologia LTDA (9.99%) Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Casa dos Ventos I	Itaguaçu da Bahia	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)

59

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 3Q14
Consórcio Casa dos Ventos I	Ventos de Santa Luiza	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Madalena	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Marcella	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Vera	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santo Antônio	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Bento	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Cirilo	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São João	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Rafael	127.2	2.3	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From – to	Total of Investment (R$ million)	Investment up to 3Q14 (R$ million)	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of Concession
TL Itapeti – Nordeste	166.00 Basis: Oct/05	226.01	29	345	Dec/14	Apr/36
TL Bom Despacho 3 – Ouro Preto 2 *	120.1 Basis: Dec/08	146.11	180	500	**	Jan/39
TL Mascarenhas – Linhares and SE Linhares **	67.20 Basis: Nov/09	32.41	99	230	Jul/15	Jul/40
TL Xavantes – Pirineus	31.18 Basis: Sep/11	17.24	50	230	Nov/15	Dec/41

*Considers, in addition to the TL 500 kV Bom Despacho 3-Ouro Preto, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig)-3A.

** It is ready to come into commercial Operation, just  waiting for the Operation license

***Includes, in addition to the TL 230 kV Mascarenhas-Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa).

60

Marketletter

11.2.1.2.Substations

SE	Total of Investment (R$ million)*	Investment up to 3Q14 (R$ million)**	Transformation capacity	Location (State)	Beginning of Operation	End of Concession
SE Zona Oeste 500/ 138 kV (Auction 002/12, Part E)	43.38 Basis: Mar/12	35.49	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	Oct/14	May/42

11.2.2. SPE

11.2.2.1. Transmission Lines

SPE	From – To	Participation (%)	Investment* (R$ Million)	Up to 3Q14 (R$ million)	Extension of TL (km)	Tension (kV)	Beginning of Operation	Endo of Concession
Transenergia Goiás S.A.	Serra da Mesa - Niquelândia	49	130,00	6,89	100	230	Dec/15 Aug/15	Nov/39
	Niquelândia - Barro Alto				88	230
MGE Transmissão S.A.	Mesquita - Viana 2	49	375,69	364,42	248	500	Jun/14	Jul/40
	Viana 2 - Viana				10	345
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	49	324,84	46,1	296.5	500	Dec/15	Aug/43
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	24.5	917,58	125,0	244	500	May/16	May/43
	Rio das Éguas - Luziânia				373
	Luziânia - Pirapora II				350
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	49.9	32,63	1,35	69	230	Sep/16	Feb/44
Mata de Santa Genebra Transmissora S.A.	Itatiba - Bateias	49.9	1,843.8	34,20	399	500	Sep/17	Feb/44
	Araraquara II - Itatiba				207
	Araraquara II - Fernão Dias				241
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	39.0	269,65 (Basis: Jul/2013)	15,32	67	500	Jul/16	Oct/43
	Samambaia - Brasília Sul				14	345
	Brasília Sul - Brasília Geral				13.5	230
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	24.5	2,237.55	-	2,100	800	Feb/18	Jun/44

* Based on the business plan of the enterprise.

61

11.2.2.2. Subestações

SPE	Substation	Participation (%)	Investiment (R$ million)	Transformation Capacity (MVA)	Location	Beginning of Operation	Endo f Concession
Luziânia Niquelândia Transmissora S.A.	SE Luziânia e SE Niquelândia	49.0	39.3	255	Luziânia (GO) / Niquelândia (GO)	Aug/15	May/42
Mata de Santa Genebra Transmissora S.A.	SE Santa Bárbara D’Oeste 440 kV, Compensador Estático (-300,+300) Mvar SE Itatiba 500 kV, Compensador Estático (-300,+300) Mvar SE 500/440 kV Fernão Dias (9+1R)	49.9	1,843.8	4,000	SP	Feb/18	Feb/44
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	39.0	269.65	180	DF	Jul/16	Oct/43
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC,±800 kV, 4.000 MW, junto a SE 500 kV Xingu	24.5	2,162.00	3,400	Xingu(PA)	Feb/08	Jun/44
	Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito			3,300	Estreito(MG)

12. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
Eletrobras	32	31	29	03/30/2018	9.5% py
Eletrobras	63	60	57	12/30/2018	7% py
Eletrobras	7	6	5	12/30/2015	7% py
Eletrobras	255	254	249	03/30/2023	IPCA + 7% py
Eletrobras	1	0	0	10/30/2014	6.5% py
Eletrobras	355	358	357	06/30/2030	IPCA + 7 % py
Eletrobras	216	218	217	12/30/2030	IPCA + 7 % py
Eletrobras	678	684	680	11/30/2029	IPCA + 7% py
Eletrobras	3	2	2	03/30/2017	6.5% py
Eletrobras	594	590	577	12/30/2021	IPCA + 7% py
Eletrobras	610	606	594	07/30/2022	IPCA + 7% py
Eletrobras	264	263	258	12/30/2022	IPCA + 7% py
Eletrobras	2	2	2	03/30/2020	6.5% py
Eletrobras - Eletronet	144	144	144	08/30/2020	Selic
BNDES	818	802	785	07/15/2026	TJLP + 1.91% py
BNDES	193	189	185	12/15/2025	TJLP + 3% py
BNDES	46	45	44	07/15/2026 and 05/15/2018	TJLP + 2.18% py and TJLP + 6% py
FINEP	68	68	68	11/15/2023	3.5% py
FINEP	95	95	95	11/15/2023	TJLP – 1.5% py
Caixa Econômica Federal	10	9	9	01/17/2022	8.7% py and TJLP + 4% py
Caixa Econômica Federal	217	223	217	07/27/2020	111% CDI
Caixa Econômica Federal	428	440	408	08/03/2020	111% CDI
Caixa Econômica Federal	91	89	91	10/15/2020	111% CDI
Caixa Econômica Federal	119	116	120	10/26/2020	111% CDI
Caixa Econômica Federal	1,040	1,014	1,046	05/16/2023	113.7% CDI
Banco do Brasil S.A.	211	217	212	02/07/2018	110% CDI
Banco do Brasil S.A.	775	756	778	10/31/2018	107.3% CDI
Banco do Brasil S.A.	405	416	412	12/06/2023	115% CDI
Basa	203	209	204	07/31/2017	102.89% CDI
Total	7,943	7,906	7,845

62

Foreign currency - FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Currency
Eletrobras	38	32	36	04/06/2018	US$
Eletrobras	153	133	138	04/06/2018	Yen
BID	234	250	279	12/15/2031	US$
Total	425	415	453

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity
Generation	417	85	397	850	1,783	4,277	7,809
Transmission	88	32	82	83	63	141	489
By creditor
Eletrobras	299	86	320	352	340	1,948	3,345
Others	206	31	159	581	1,506	2,470	4,953
Total	505	117	479	933	1,846	4,418	8,298

13.1.2. SPE (R$)

Foz do Chapecó

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	666,127,012.47	611,875,629.55	559,801,107.89	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES	440,046,744.47	404,233,663.09	369,830,798.15	-	-	-
REPASSADORES	222,736,149.67	204,569,882.71	187,159,679.93	-	-	-
SINCRONO	3,344,118.33	3,072,083.75	2,810,629.81	-	-	-
Total	666,127,012.47	611,875,629.55	559,801,107.89	-	-	-

Santo Antônio

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	4,319,996,670.34	4,483,723,916.15	4,426,515,626.67	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES Direto	1,913,105,187.01	1,988,973,962.06	1,958,973,862.47	-	-	-
BNDES Repasse	1,977,757,919.67	2,054,939,679.59	2,025,815,332.47	-	-	-
Banco da Amazônia - FNO	244,057,489.55	243,841,300.69	234,470,943.78	-	-	-
2nd bonds emission	185,076,074.10	195,968,973.81	207,255,487.95	-	-	-
3rd bonds emission	285,695,456.60	302,510,443.21	319,933,679.64	-	-	-
Total	4,319,996,670.34	4,483,723,916.15	4,426,515,626.67	-	-	-

Teles Pires

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	173,037,033.60	162,540,427.20	152,043,820.80	-	-	-
Transmission	-	-	-	-	-	-
By creditor
FI-FGTS	173,037,033.60	162,540,427.20	152,043,820.80	-	-	-
Total	173,037,033.60	162,540,427.20	152,043,820.80	-	-	-

63

Centro Oeste de Minas

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	-	-	-	-	-	-
Transmission	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-
By creditor
BNDES	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-
Total	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-

Serra do Facão

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-	-
Transmission	-	-	-	-	-	-	-
By creditor
BNDES	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-	-
Total	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-	-

Interligação Elétrica do Madeira

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	-	-	-	-	-	-	-
Transmission	595,383,713.40	575,988,516.42	550,940,961.44	-	-	-	-
By creditor
Banco da Amazônia	72,310,482.46	75,897,475.29	77,192,570.55				-
BNDES	421,601,968.04	389,969,809.70	358,337,651.35	-	-	-	-
Bonds	101,471,262.90	110,121,231.43	115,410,739.54	-	-	-	-
Total	595,383,713.40	575,988,516.42	550,940,961.44	-	-	-	-

Goiás Transmissão

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	-	-	-	-	-	-	-
Transmission	95,587,666.13	91,915,959.64	88,244,253.15	-	-	-	-
By creditor
Brasil – FCO	49,385,359.38	49,385,359.38	49,385,359.38	-	-	-	-
BNDES	46,202,306.75	42,530,600.26	38,858,893.77	-	-	-	-
Total	95,587,666.13	91,915,959.64	88,244,253.15	-	-	-	-

MGE Transmissão

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	-	-	-	-	-	-	-
Transmission	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-	-
By creditor
BNDES	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-	-
Total	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-	-

64

Transenergia São Paulo

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	-	-	-	-	-	-	-
Transmission	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-	-
By creditor
BNDES LP	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-	-
Total	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-	-

Transenergia Renovável

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	-	-	-	-	-	-	-
Transmission	68,144,455.86	62,421,738.15	56,699,020.14	-	-	-	-
By creditor
BNDES LP	68,144,455.86	62,421,738.15	56,699,020.14	-	-	-	-
Total	68,144,455.86	62,421,738.15	56,699,020.14	-	-	-	-

Brasventos Eolo Geradora de Energia

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-	-
Transmission	-	-	-	-	-	-	-
By creditor
BNDES LP	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-	-
Total	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-	-

Brasventos Miassaba 3 Geradora de Energia

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-	-
Transmission	-	-	-	-	-	-	-
By creditor
BNDES LP	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-	-
Total	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-	-

Rei dos Ventos 3 Geradora de Energia

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	31,901,033.96	29,750,904.27	27,599,913.89	-	-	-	-
Transmission	-	-	-	-	-	-	-
By creditor
BNDES LP	31,901,033.96	29,750,904.27	27,599,913.89	-	-	-	-
Total	31,901,033.96	29,750,904.27	27,599,913.89	-	-	-	-

65

14.Number of employees

14.1.By tenure

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	745	672	658
6 to 10	1,307	1,387	1,395
11 to15	334	323	318
16 to 20	255	265	269
21 to 25	225	223	222
Up to 25	658	660	663
Total	3,524	3,530	3,525

14.2.By departments

Departmants	Number of employees
	1Q14	2Q14	3Q14
Administrative	1,031	1,031	1,027
Operational	2,493	2,499	2,498
Total	3,524	3,530	3,525

14.3.By region

State	Number of employees
	1Q14	2Q14	3Q14
Distrito Federal	165	166	167
Espírito Santo	56	56	57
Goiás	251	253	254
Minas Gerais	550	551	550
Mato Grosso	14	14	14
Paraná	158	158	158
Rio de Janeiro	1,876	1,877	1,875
Rondônia	05	04	03
São Paulo	442	444	440
Tocantins	07	07	07
Total	3,524	3,530	3,525

15.Complementary work force

Operational	1Q14	2Q14	3Q14
	1,336	1,335	1,332

16.Turn-over - %

1Q14	2Q14	3Q14
0.27	0.31	0.32

66

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets
	09.30.14	09.30.13
Current Assets
Availabilities	913,967	481,417
Clients (Consumers and resellers)	317,846	312,351
Loans and financing - principal	3,375	3,426
Marketable Securities	1,067,225	2,693,691
Dividends to receive (Remuneration of equity participation)	9,611	9,305
Fiscal Assets deferred (Taxes and contributions)	48,130	88,146
Income Tax and Social Contribution	56,779	-
Linked deposits	10,982	10,982
Stored materials	97,912	88,672
Financial Asset	78,136	77,431
Receivables - 12,783/13 Law	1,343,642	1,254,584
Others	370,948	268,025
Current Assets Total	4,318,553	5,288,030
7
Non-Current Assets
Clients (Consumers and resellers)	9,761	16,287
Loans and financing - principal	4,817	8,172
Marketable Securities	3,675	3,558
Fiscal Assets deferred (Taxes and contributions)	162,173	1,986,025
Income Tax and Social Contribution	2,039,412	-
Reimbursement Rights - CCC (12,111 Law)	-	-
Linked deposits	606,044	645,225
Financial Asset – Annual allowed revenue (transmission)	3,182,648	3,517,421
Receivables - 12,783/13 Law	164,585	1,280,976
Others	156,184	26,184
Advances for equity participation	572,507	250,906
	6,901,806	7,734,754
INVESTMENTS	3,807,953	2,919,523
FIXED ASSETS	1,630,738	1,510,436
INTANGIBLE	34,849	27,614
Non-Current Assets Total	12,375,346	12,192,327
Assets Total	16,693,899	17,480,357

67

Liabilities and Stockholders’ Equity
	09.30.14	09.30.13
Current Liabilities
Suppliers	464,989	327,723
Loans and financing	249,924	59,992
Taxes and social contribution	85,952	88,468
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers	-	-
Shareholders remuneration (dividends payable)	13	34
Estimated obligations	216,397	210,970
Provisions for contingencies	-	-
Post-employment benefit (complementary Pension Fund)	59,959	-
Onerous Contracts	-	-
Sector charges (regulatory taxes)	141,752	202,917
Incentive to personnel retirement	-	505,099
Others	19,747	23,492
Current Liabilities Total	1,238,733	1,418,695

Non-Current Liabilities
Suppliers	-	-
Loans and financing	971,668	306,365
Taxes and social contribution	13,572	76,587
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers	-	-
Estimated obligations	100,478	-
Provisions for contingencies	1,433,346	1,444,965
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	827,490	1,896,095
Post-employment benefit (Complementary Pension Fund)	528,693	743,607
Leasing	-	-
Concessions to pay - UBP	-	-
Sectorial charges (regulatory taxes)	254,023	185,765
Obligations for asset demobilization	-	-
Advance for future Capital Increase	-	-
Others	5,760	5,605
Non-Current Liabilities Total	4,135,030	4,658,989

Stockholders’ Equity
Social Capital	9,753,953	9,753,953
Capital reserves	4,916,199	4,916,199
Profit reserves	-	-
Additional dividends proposed	-	-
Accrued profit/losses	-2,643,487	-2,461,733
Other comprehensive income	-706,529	-805,746
Non-controlling participation	-	-

Stockholders’ Equity Total	11,320,136	11,402,673

Liabilities and Stockholders’ Equity Total	16,693,899	17,480,357

68

Statement of Income by activity

(R$ thousand)

	09.30.14	09.30.13
Operating Revenue
Generation
Plant Supply	94,845	-
Energy Supply	661,210	621,283
Short term electric Energy	73,096	664,829
O&M Revenue of Renewed Plants	915,769	1,240,567
Construction Revenue	50,640	46,314
Return on Investment - G	-	-

Transmission
O&M Revenue Renewed Lines	527,631	463,721
O&M Revenue	28,057	16,367
Construction Revenue – Transmission	634,596	569,511
Return on Investment - T	36,845	33,979
Other Operating Revenue	9,622	13,748

Deductions to Operating Revenue	-477,494	-517,180
Net Operating Revenue	2,554,817	3,153,139

Operating Costs and Expenses
Electric Energy purchased for resale	-428,287	-450,318
Charges on the use of electric grid	-553,964	-609,314
Fuel for production of electric Energy - CCC	-279,372	-721,407
Construction costs	-685,236	-615,825
Operating Expenses
Personnel, Material and Third party services	-824,929	-961,338
Remuneration and reimbursement	-9,426	-16,534
Depreciation and amortization	-77,906	-78,506
Donations and Contributions	-13,744	-15,185
Provisions	-126,040	-362,358
Others	-23,843	-55,861
Operating Cost and Expenses	-3,022,747	-3,886,646

Result of equity participation	-31,131	55,942
Operating Result before Financial Result	-499,061	-677,565

Financial Result	362,992	293,122
Result before Income Tax / Social Contribution	-136,069	-384,443

Current Income Tax and and social contribution	-	20,888
Deferred Income Tax and and social contribution	151,462	94,636
Net income for the period	15,393	-268,919

69

Cash Flow

(R$ thousand)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	-136,069	-384,443
Depreciation and amortization	77,906	78,506
Net monetary and currency variations	-190,225	-276,310
Financial charges	96,839	20,587
Equity Equivalency Result	31,131	-55,942
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	27,854	26,024
Provision for contingencies	101,229	79,771
Provision for staff realignment	-17,567	505,099
Impairment	-154,516	-421,678
Global reversal reserve charges	-	-
Adjustment to present value / market value	-	-
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Financing assets Revenue - IRR	-36,845	-33,979
Derivative financial instruments	-	-
Others	149,685	222,485
Variation in operating assets / liabilities	-239,909	194,899
Cash generated in operating activities	-290,487	-44,981

Financial charges paid	-75,962	-16,864
Payment of global reversal reserve charges	-	-
Financial charges received	-	-
Remuneration received from equity participation	81,852	22,673
Financial asset revenue by RAP	-580,339	-569,149
Receiving compensation for financial asset	895,342	4,707,379
Payment of income tax and social contribution	-18,440	-
Payment of pension fund	-	-
Lawsuits payment	-72,755	-23,491
Legal deposits	14,633	-36,654
Net cash operating activities	-46,156	4,038,913

FINANCING ACTIVITIES
Loans and financing obtained	400,000	-
Loans and financing payable – principal	-43,659	-102,476
Payment of Shareholders remuneration	-	-
Payment on refinancing of taxes and contributions - Principal	-	-
Receipt of Advance for future Capital Increase	-	-
Others	-	-
Net cash financing activities	356,341	-102,476

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-147,126	-234,085
Acquisition of intangible asset	-7,346	-3,533
Acquisition of Concession asset	-	-
Advance for future capital increase	-	-
Acquisition of equity participation	-713,467	-638,357
Others	630,610	-2,673,790
Net cash investment activities	-237,329	-3,549,765

Increase (decrease) in cash and cash equivalent	72,856	386,672

Cash and cash equivalent – beginning of period – 12/31/13	841,111	94,745
Cash and cash equivalent – end of period – 03/31/14	913,967	481,417
	72,856	386,672

70

Analysis of the results

3Q14 X 2Q14

The Company had a net profit in the 3Q14 587.4% lower than reported in the previous quarter, from a profit of R$ 47.4 million in the 2Q14 to a loss of R$ 230.8 million in the 3Q14, mainly due to the following factors described.

Operating Revenue

In generation:

The supply of electricity for final clients increased by 9.8%, from R$ 218.2 million in the 2Q14 to R$ 239.7 million in the 3Q14 , due primarily to higher volume of energy sold with the establishment of new contracts.

The short-term electricity decreased by 18%, from R$ (5.6) million in the 2Q14 for R$ (6.7) million in the 3Q14, mainly due to the reduction in power generation of the Power Plant Northeastern Complex.

Transmission:

Revenues from operation and maintenance of renewed lines showed an increase of 23.6%, from R$ 162.7 million in the 2Q14 to R$ 201.1 million in the 3Q14 , mainly due to the update of the recipe and entry of new projects previously authorized.

Revenues from financial assets showed an increase of 403.1%, from R$ 4.9 million in the 2Q14 to R$ 24.5 million in the 3Q14 , mainly due to entry of new ventures.

Operating Expenses

Electricity purchased for resale increased by 131.1%, from R$ (105.8) million in the 2Q14 for R$ (244.6) million, in the 3Q14 , mainly due to reduction in the generation of hydroelectric power plants due to the strong drought that affects the region.

The fuel for electricity production decreased by 27.3% from R$ (108.0) million in the 2Q14 for R$ (78.6) million in the 3Q14 , mainly due to reduced operation of the Camaçari plant.

Operational provisions had increased 350.7%, from a reversal R$ 84.8 million in the 2Q14 to a provision of R $ 212.6 million in the 3Q14 , primarily due to the recording of a provision for losses on investments, R$ 44 million, and updating of the studies conducted by the Company to record an impairment, R$ 368 million.

Financial Results

Revenues from financial investments decreased by 45.2%, from R$ 91.9 million in the 2Q14 to R$ 50.3 million in the 3Q14, mainly due to income from investments in the extra market fund.

The arrears revenues decreased by 60%, from R$ 13.4 million in the 2Q14 to R$ 5.4 million in the 3Q14, mainly due to the reduction in arrears of electricity sold.

The remuneration of the Indemnifies Law 12,783/13 decreased by 49%, from R$ 69.8 million in the 2Q14 to R$ 35.6 million in the 3Q14, mainly due to reduction of receivables.

Shareholding Participations

The result from equity investments presented gain of 122.6%, from a loss of R$ (37.0) million in the 2Q14 to a gain of R$ 8.4 million in the 3Q14, due primarily to an increase in income of equity accounting of CHESF on their investments in SPEs.

71

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14	3Q14
Funil	30.00	10.91	11,239,38	9,119,54	9,052,60
Pedra	20.00	3.74	1,433,04	2,450,95	2,102,05
Araras	4.00	-	-	-	-
Curemas	3.52	1.00	83,30	-	-
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	4,281.60	2.225.00	2,453,958,72	2,414,740,91	2,399,169,40
Sobradinho	1,050.30	531.00	582,647,89	599,487,26	550,797,90
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1,062,845,43	1,040,267,05	1,038,596,58
Boa Esperança (Castelo Branco)	237.30	143.00	333,799,22	275,788,21	291,247,74
Xingó	3,162.00	2.139.00	2,710,531,52	2,713,788,43	2,737,994,07
Camaçari*	346.80	229.80	126,992,22	143,031,99	95,358,77

(*) The UTE Camaçari installed capacityis 346.8 MW when operates with Natural Gas, that is more efficient. When diesel oil is usedits installed capacity is around 333.8 MW. Guaranteed Energy of Funilchanged since 01/01/2014, according to ANEEL Ordinance 1,577, from 07/30/2013.

Unit	Location (State)	Beginning of Operation	End of Concession
Funil	BA	Mar/62	Dec/2042
Pedra	BA	Apr/78	Dec/2042
Araras	CE	Feb/67	Jul/2015
Piloto	BA	Jan/55	Jul/2015
Curemas	PB	Jun/57	Nov/2024
Complexo de Paulo Afonso	BA	Jan/55	Dec/2042
Sobradinho	BA	Apr/79	Feb/2022
Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/2042
Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/2042
Xingó	SE	Apr/94	Dec/2042
Camaçari	BA	Feb/79	Aug/2027

1.2.SPEs

SPE	Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
				1Q14	2Q14	3Q14
Energetica Águas da Pedra S.A.	UHE Dardanelos	261,00	159,60	544,046,35	465,653,50	98,142,47
ESBR Participações S.A.	UHE Jirau	3,750,00	2,184,60	289,282,53	730,294,27	1,047,941,35
Pedra Branca S.A.	Pedra Branca	30,00	12,20	26,500,75	30,733,00	38,559,89
São Pedro do Lago S.A.	São Pedro do Lago	30,00	13,50	22,615,16	23,734,50	37,050,43
Sete Gameleiras S.A.	Sete Gameleiras	30,00	12,60	25,566,99	29,291,16	38,426,09

Unit	Participation (%)	Local (State)	Beginning of Operation	End of Operation
Dardanelos	24.5	MT	Aug/11	Jul/42
Jirau (*)	20.0	RO	Sep/13	Aug/43
Pedra Branca	49.0	BA	Jan/13	Feb/46
São Pedro do Lago	49.0	BA	Jan/13	Feb/46
Sete Gameleiras	49.0	BA	Jan/13	Feb/46

(*) The first turbine become into Operation on Sep/13 with 75 MW of installed capacity. In the 3Q14 the company totallized 13 machines into Operation, compounding an installed capacity under Operation of 975 MW.

72

2.Electric energy purchased for resale

2.1. Own assets

Supplier	Unit	1Q14	2Q14	3Q14
Eletrobras Sistem	MWh	108,050	109,200	110,400
	R$ million	17,3	17,5	17,7
Others	MWh	393,719	404,089	596,173
	R$ million	54,1	53,9	178,9

2.2.SPE

Energética Águas da Pedra S.A.

Supplier	Unit	1Q14	2Q14	3Q14
Eletrobras System	MWh	-	-	-
	R$ million	-	-	-
Others	MWh	-	7,830	29,645
	R$ million	-	4,84	17,72

Due to the enlargement of the drought, the generation of power from the plant was affected need to resort to short-term energy market (CCEE) to ensure delivery of contracted energy.

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	-	-	-	-	-	-
	B	219,9	2,392,313	235,7	1,982,553	255,8	2,088,408
Total	A	-	-	-	-	-	-
	B	219,9	2,392,313	235,7	1,982,553	255,8	2,088,408

A - Through auction

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783 law

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	24,8	938,919	26,2	948,912	26,6	959,340
	B	-	-	-	-	-	-
Others	A	295,9	10,688,510	296,7	10,756,402	290,3	10,874,604
	B	-	-	-	-	-	-
Total	A	320,7	11,627,429	322,9	11,705,314	316,9	11,833,944
	B	-	-	-	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

73

3.2.SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	-	-	-	-	-	-
	B	52,7	327,333	50,2	306,799	52,9	315,136
Total	A	-	-	-	-	-	-
	B	52,7	327,333	50,2	306,799	52,9	315,136

ESBR Participações S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	3,2	32,900	8,3	88,100	12,7	131,300
	B	1,6	9,500	3,7	21,900	16,7	98,300
Others	A	28,2	299,400	76,5	799,600	112,0	1,141,200
	B	2,4	14,200	5,6	32,900	24,3	143,900
Total	A	31,4	332,300	84,8	887,700	124,7	1,272,500
	B	4,0	23,700	9,3	54,800	41,0	242,200
CCEE		91,4	-66,800	108,1	-212,200	12,9	-466,700

Pedra Branca S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2,4	15,078	2,4	15,078	2,4	15,078
	B	-	-	-	-	-	-
Others	A	1,9	11,639	1,9	11,639	1,9	11,639
	B	-	-	-	-	-	-
Total	A	4,3	26,717	4,3	26,717	4,3	26,717
	B	-	-	-	-	-	-

São Pedro do Lago S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2,6	16,314	2,6	16,314	2,6	16,314
	B	-	-	-	-	-	-
Others	A	2,0	12,593	2,0	12,593	2,0	12,593
	B	-	-	-	-	-	-
Total	A	4,6	28,907	4,6	28,907	4,6	28,907
	B	-	-	-	-	-	-

Sete Gameleiras S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2,5	15,448	2,5	15,448	2,5	15,448
	B	-	-	-	-	-	-
Others	A	1,9	11,926	1,9	11,926	1,9	11,926
	B	-	-	-	-	-	-
Total	A	4,4	27,374	4,4	27,374	4,4	27,374
	B	-	-	-	-	-	-

74

4.Settlement CCEE (Spot e MRE)

	Unit	1Q14	2Q14	3Q14
Sale	R$ million	85,39	-5,63	-6,67
	MWh	29,256,43	7,957,25	*
	MWaverage	13,54	3,64	*
Purchase	R$ million	6,49	34,44	48,08
	MWh	31,173,14	44,783,40	110,667,32
	MWaverage	14,43	20,51	50,12
Net	R$ million	78,90	-40,07	-54,75
	MWh	-1,916,70	36,826,15	-110,667,32
	MWaverage	0,89	16,86	-50,12

* In the 3Q14 there was no sale in CCEE liquidation. The negative move is due to adjustment from prevoious period.

5.Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel Oil	Litre	25.494.000	58,1	36.386.000	79,2	29.708.000	76,2
Gas	m3	18.416.991	34,7	14.903.007	28,8	1.238.529	2,3
Total:			92,8		108,0		78,6

*Since 3Q14, the UTE Camaçari operates with only 1 machine. The others 4 machines were suspended of operation by ANEEL, because it does not have operations conditions

6.Losses in generation - %

1Q13	2Q13	3Q13
2.76	2.63	2.40

7.Average price – R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14	2Q14	3Q14
91.92	118.88	122.49

7.1.1. Own Assets – enterprises renewed in terms of 12,783 law - O&M

1Q14	2Q14	3Q14
27.58	27.58	26.78

7.2.SPE

	1Q14	2Q14	3Q14
Energética Águas da Pedra S.A.	160.99	163.68	168.10
ESBR Participações S.A.	99.31	99.87	109.38
Pedra Branca S.A.	160.86	160.86	160.86
São Pedro do Lago S.A.	160.86	160.86	160.86
Sete Gameleiras S.A.	160.86	160.86	160.86

75

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission lines

8.1.1.1. Transmission lines – enterprises not affected by 12,783 law

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibicoara-Brumado, C1	94.5	230	Mar/12	Jun/37
Milagres-Coremas, C2	119.8	230	Jun/09	Feb/35
Milagres-Tauá, C1	208.1	230	Dec/07	Feb/35
Paulo Afonso III- Zebu II, C1	5.4	230	Aug/12	Aug/39
Paulo Afonso III- Zebu II, C2	5.4	230	Aug/12	Aug/39
Paraiso-Açu II, C2	132.8	230	Sep/10	Jun/37
Picos-Tauá II, C1	183.2	230	Feb/13	Jun/37
Pirapama II-Suape II, C1	20.9	230	Dec/12	Jun/37
Pirapama II-Suape II, C2	20.9	230	Dec/12	Jun/37
Suape III-Suape II, C1	3.6	230	Dec/12	Jan/39
Suape III-Suape II, C2	3.6	230	Dec/12	Jan/39
C. Mirim II-João Câmara II C1	31.4	230	Feb/14	Nov/40
Extremoz II-C. Mirim II C1	74.5	230	Feb/14	Nov/40
Jardim/Penedo, C1	110.0	230	Mar/14	Mar/38
B. Jesus da Lapa II – Igaporã II	115.0	230	May/14	Nov/40
Sub-Total - 230 Kv	1,129.1
Total	1,129.1

8.1.1.2. Transmission lines – enterprises renewed in terms of 12,783 law – O&M

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	Aug/77	Dec/42
Angelim II-Recife II, C2	170.7	500	Mar/80	Dec/42
Jardim-Camaçari IV, C1	249.6	500	May/00	Dec/42
Camaçari II-Camaçari IV, C1	0.3	500	Nov/12	Dec/42
L. Gonzaga-Angelim II, C1	248.4	500	Feb/77	Dec/42
L. Gonzaga-Milagres, C1	230.8	500	Feb/02	Dec/42
L. Gonzaga-Olindina, C1	248.6	500	May/76	Dec/42
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Dec/42
Messias-Suape II, C1	176.6	500	Dec/98	Dec/42
Suape II-Recife II, C1	45.4	500	Dec/98	Dec/42
Milagres-Quixada, C1	268.0	500	Sep/03	Dec/42
Olindina-Camacari II, C1	147.2	500	Oct/76	Dec/42
Olindina-Camacari II, C2	146.9	500	Sep/78	Dec/42
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Dec/42
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Dec/42
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Dec/42
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Dec/42
Pres.Dutra II-Teresina II, C1	207.9	500	May/00	Dec/42
Pres.Dutra II-Teresina II, C2	207.7	500	Apr/03	Dec/42
Quixada-FortalezaII, C1	136.5	500	Sep/03	Dec/42
Sobral III-Pecem II, C1	176.6	500	May/00	Dec/42
Pecem II-Fortaleza II, C1	73.1	500	May/00	Dec/42
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Dec/42
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Dec/42
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Dec/42
Teresina II-Sobral III, C1	334.2	500	May/00	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Dec/42
Usina IV-P.Afonso IV, C1	0.6	500	Dec/79	Dec/42
Usina IV-P.Afonso IV, C2	0.6	500	May/80	Dec/42
Usina IV-P.Afonso IV, C3	0.6	500	Oct/80	Dec/42
Usina IV-P.Afonso IV, C4	0.6	500	Jul/81	Dec/42
Usina IV-P.Afonso IV, C5	0.6	500	Dec/81	Dec/42
Usina IV-P.Afonso IV, C6	0.6	500	May/83	Dec/42
Usina Xingo – Xingo, C1	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C2	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C3	0.9	500	Oct/95	Dec/42
Usina.Xingo.- Xingo, C4	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C5	0.8	500	Mar/94	Dec/42
Usina Xingo – Xingo, C6	0.8	500	Nov/94	Dec/42

76

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Xingo-Jardim, C1	159.8	500	May/00	Dec/42
Xingo-Messias, C1	219.0	500	Feb/93	Dec/42
Sub-Total - 500 Kv	5,203.6
Angelim-Messias, C1	78.9	230	Apr/77	Dec/42
Angelim-Messias, C2	78.5	230	Oct/76	Dec/42
Angelim-Messias, C3	79.1	230	Aug/86	Dec/42
Angelim-Ribeirão, C1	115.7	230	Jan/53	Dec/42
Angelim-Recife II, C2	171.7	230	Jan/67	Dec/42
Angelim-Recife II, C3	171.7	230	Jan/61	Dec/42
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Dec/42
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Dec/42
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Dec/42
Arapiraca III–Rio Largo II, C1	124.7	230	Jan/98	Dec/42
Arapiraca III–Penedo, C1	89.6	230	Jan/98	Dec/42
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Dec/42
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Dec/42
Bongi-Açonorte, C1	6.0	230	Aug/76	Dec/42
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Dec/42
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Dec/42
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Dec/42
Aquiraz II-Banabuiu, C1	181.8	230	Aug/78	Dec/42
Aquiraz II-Fortaleza, C1	30.1	230	Aug/78	Dec/42
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Dec/42
Banabuiu-Russas II, C1	110.4	230	May/71	Dec/42
Bom Nome-Milagres, C1	83.7	230	Sep/61	Dec/42
Bom Nome-Milagres, C2	84.1	230	Dec/74	Dec/42
Bom Nome-Milagres, C3	83.9	230	Sep/79	Dec/42
Cauipe-Sobral, C1	177.4	230	Nov/73	Dec/42
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Dec/42
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Dec/42
Campina Grande-Coteminas, C1	2.5	230	Oct/99	Dec/42
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Dec/42
C. Grande II – Extremoz II C1	192.8	230	Oct/99	Dec/42
Campina Grande II-Natal III, C2	176.5	230	Oct/02	Dec/42
Natal III-Natal II, C1	11.6	230	Oct/99	Dec/42
Natal III-Natal II, C2	11.6	230	Oct/02	Dec/42
Campina Grande II-Paraiso, C1	118.1	230	May/79	Dec/42
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Dec/42
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Dec/42
Camaçari-Cqr, C1	7.2	230	May/92	Dec/42
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Dec/42
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Dec/42
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Dec/42
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Dec/42
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Dec/42
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Dec/42
Camaçari-Matatu, C1	47.0	230	Aug/53	Dec/42
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Dec/42
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Dec/42
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Dec/42
Cotegipe-Matatu, C1	30.0	230	May/77	Dec/42
Catu-Camaçari, C1	25.0	230	Jun/70	Dec/42
Catu-Camaçari, C2	25.0	230	Aug/53	Dec/42
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Dec/42
Catu-Itabaianinha, C1	143.9	230	Aug/53	Dec/42
Funil-Itapebi, C1	198.1	230	Jul/90	Dec/42
Funil-Itapebi, C2	198.1	230	Jul/90	Dec/42
Fortaleza-Cauipe, C1	58.2	230	Nov/73	Dec/42
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Dec/42
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Dec/42
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C3	0.3	230	Oct/05	Dec/42

77

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Dec/42
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Dec/42
Fortaleza II-Pici, C1	27.5	230	May/09	Dec/42
Fortaleza II-Pici, C2	27.5	230	May/09	Dec/42
Goianinha-Santa Rita II, C1	59.0	230	Oct/77	Dec/42
Santa Rita II-Mussuré II, C1	17.0	230	Oct/77	Dec/42
Goianinha-Mussure, C2	50.6	230	Oct/77	Dec/42
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Dec/42
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Dec/42
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Dec/42
Icó-Banabuiú, C1	124.7	230	Dec/77	Dec/42
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Dec/42
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Dec/42
Irecê-Brotas de Macaúba, C1	135.4	230	Sep/81	Dec/42
Brotas de Macaúba-B.J Lapa, C1	204.6	230	Sep/81	Dec/42
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Dec/42
Itabaiana-Jardim, C1	44.0	230	Aug/79	Dec/42
Itabaiana-Jardim, C2	44.0	230	Aug/79	Dec/42
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Dec/42
Jacaracanga-Dow, C1	7.9	230	Jul/77	Dec/42
Jacaracanga-Dow, C2	7.8	230	Mar/77	Dec/42
Jardim-Fafen, C1	12.5	230	Aug/81	Dec/42
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	Feb/07	Dec/42
Jaguarari-Sr. do Bonfim II, C1	80.7	230	Jan/80	Dec/42
Juazeiro II-Jaguarari, C1	88.0	230	Jan/80	Dec/42
Juazeiro II-Sr.do Bonfim II, C2	148.6	230	Apr/81	Dec/42
Libra-Libra, C1	1.5	230	Dec/91	Dec/42
Milagres-Banabuiu, C1	225.9	230	Feb/65	Dec/42
Milagres-Ico, C1	103.4	230	Dec/77	Dec/42
Milagres-Banabuiu, C3	225.1	230	Dec/77	Dec/42
Milagres-Coremas, C1	119.4	230	Nov/86	Dec/42
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Dec/42
Mirueira-Goianinha, C1	50.1	230	Dec/89	Dec/42
Messias-Maceió, C1	25.9	230	Nov/96	Dec/42
Messias-Maceió, C2	25.9	230	Nov/96	Dec/42
Messias-Rio Largo, C1	11.9	230	Aug/86	Dec/42
Messias-Rio Largo, C2	11.6	230	Oct/76	Dec/42
Messias-Rio Largo, C3	11.6	230	Apr/77	Dec/42
Mossoró-Açu, C1	71.3	230	Jul/87	Dec/42
Natal III - Extremoz II, C1	17.0	230	Feb/14	Dec/42
Olindina-Olindina, C1	0.2	230	May/80	Dec/42
Olindina-Olindina, C2	0.2	230	May/80	Dec/42
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Dec/42
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Dec/42
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Dec/42
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Dec/42
Paulo Afonso-Bom Nome, C1	170.1	230	Oct/61	Dec/42
Paulo Afonso-Bom Nome, C2	170.7	230	Dec/74	Dec/42
Paulo Afonso-Bom Nome, C3	170.8	230	Nov/78	Dec/42
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Dec/42
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Dec/42
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Dec/42
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Dec/42
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Dec/42
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Dec/42
Pau Ferro-Coteminas, C1	123.9	230	Oct/99	Dec/42
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Dec/42
Paraiso-Natal II, C1	96.2	230	May/79	Dec/42
Paraiso-Natal II, C2	97.2	230	Apr/79	Dec/42
Piripiri-Sobral, C1	167.4	230	Aug/73	Dec/42
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Dec/42
Pituaçu-Narandiba, C2	3.6	230	Nov/83	Dec/42
Pituaçu-Pituaçu, C1	2.0	230	Jan/77	Dec/42
Recife II-Joairam, C1	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C2	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C3	7.4	230	Jan/61	Dec/42

78

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Recife II-Goianinha, C1	71.4	230	Feb/72	Dec/42
Recife II-Goianinha, C2	71.5	230	Feb/72	Dec/42
Recife II-Mirueira, C1	31.0	230	Jun/80	Dec/42
Recife II-Mirueira, C2	31.5	230	Jun/80	Dec/42
Recife II-Mirueira, C3	31.5	230	Jun/86	Dec/42
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Dec/42
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Dec/42
Recife II-Pirapama II, C1	27.6	230	Jun/80	Dec/42
Recife II-Pirapama II, C2	27.6	230	Jun/80	Dec/42
Ribeirão-Recife II, C1	56.6	230	Sep/94	Dec/42
Rio Largo-Braskem, C1	23.2	230	Jun/76	Dec/42
Russas II-Mossoró II, C1	75.0	230	Apr/81	Dec/42
Sobral III-Sobral II, C1	13.8	230	May/09	Dec/42
Sobral III-Sobral II, C2	13.8	230	May/09	Dec/42
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Dec/42
S. Mendes-Picos, C1	99.6	230	Mar/86	Dec/42
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Dec/42
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Dec/42
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Dec/42
Sapeaçu-Funil, C1	195.7	230	Dec/68	Dec/42
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Dec/42
Sapeaçu- S.Ant.Jesus, C3	32.0	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C2	162.1	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C3	162.6	230	Feb/84	Dec/42
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Dec/42
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Dec/42
Teresina I-Teresina II, C1	25.3	230	Sep/02	Dec/42
Teresina I-Teresina II, C2	25.3	230	Sep/02	Dec/42
Teresina-Piripiri, C1	154.7	230	Nov/71	Dec/42
Usina Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Dec/42
Usina Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Dec/42
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Dec/42
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Dec/42
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Dec/42
Usina II-Paulo Afonso, C1	0.7	230	Oct/61	Dec/42
Usina II-Paulo Afonso, C3	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C4	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C5	0.7	230	Dec/67	Dec/42
Usina III-Paulo Afonso, C1	0.6	230	Oct/71	Dec/42
Usina III-Paulo Afonso, C2	0.6	230	Apr/72	Dec/42
Usina III-Paulo Afonso, C3	0.6	230	Apr/74	Dec/42
Usina III-Paulo Afonso, C4	0.6	230	Aug/74	Dec/42
Usina I-Paulo Afonso, C1	0.6	230	Jan/55	Dec/42
Usina I-Paulo Afonso, C2	0.6	230	Jan/55	Dec/42
Sub-Total - 230 Kv	12,584.2
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Dec/42
C.Grande II-Pilões, C1	79.3	138	Jan/68	Dec/42
Paraíso-Santa Cruz II, C1	8.7	138	Jan/68	Dec/42
Pilões – Paraíso, C1	107.9	138	Jan/68	Dec/42
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Dec/42
Santana do Matos-Açu, C1	49.6	138	Dec/67	Dec/42
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Dec/42
Usina II-Zebu, C1	6.0	138	Dec/64	Dec/42
Sub-Total - 138 Kv	462.6
Abaixadora-Mulungu, C1	6.5	69	May/75	Dec/42
Abaixadora-Moxoto, C1	5.3	69	Oct/70	Dec/42
Abaixadora-Zebu, C1	5.4	69	Oct/72	Dec/42
Camacari-Camacari, C2	1.4	69	Jun/60	Dec/42
Cotegipe-Catu, C1	48.7	69	Jun/60	Dec/42
Cotegipe-Catu, C2	48.7	69	Jun/60	Dec/42
Jaboatao-Recife II, C1	3.1	69	Jan/65	Dec/42
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Dec/42
Matatu-Pituacu, C1	7.5	69	Jun/60	Dec/42
Matatu-Pituacu, C2	7.4	69	Jun/60	Dec/42
Pirapama II-Recife II, C1	21.3	69	Jan/65	Dec/42
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Dec/42
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Dec/42
Usina de Pedra-Jequié, C1	20.5	69	Nov/78	Dec/42
Vila Zebu-Itaparica, C1	27.0	69	Jul/77	Dec/42
Zebu-Moxoto, C1	7.2	69	Apr/83	Dec/42
Zebu-Xingo, C1	56.5	69	Aug/81	Dec/42
Sub-total 69 kV	311.0
Total	18,561.4

79

8.1.2.Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 law

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation
SE Elev. Usina de Curemas	5	PB	Jan/68	Nov/24
SE Elev. Usina Term. Camaçari	400	BA	Sep/78	Aug/27
SE Tauá II	102	CE	Dec/07	Mar/35
SE Ibicoara	410	BA	Jan/11	Jun/37
SE Pilões II	-	PB	Oct/12	Dec/42
SE Santa Rita II	300	PB	Jul/12	Aug/39
SE Suape III	200	PE	Jul/12	Jan/39
SE Coteminas	-	PB	Dec/09	Dec/42
SE Natal III	300	RN	Aug/12	Aug/39
SE Zebu II	200	AL	Jul/12	Aug/39
SE Brotas de Macaubas	-	BA	Jul/12	Dec/42
SE Brumado	2,400	BA	Aug/10	Jul/40
SE Camaçari IV	-	BA	Nov/12	Jul/40
SE Sapeaçu	-	BA	May/03	Jul/40
SE Suape II	600	PE	Dec/12	Jan/39
SE Arapiraca III	100	AL	Jun/13	Oct/40
SE Extremoz II	150	RN	Feb/14	Nov/40
SE João Câmara	360	RN	Feb/14	Nov/40
SE Acaraú	200	CE	Apr/14	Nov/40
SE Igaporã	300	BA	Jun/14	Nov/40

8.1.2.2. Substations  – enterprises renewed in terms of 12,783 law –  O&M

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE Elev. Usina Apolonio Sales	480	AL	Feb/77	Dec/42
SE Elev. Usina Luiz Gonzaga	1,665	PE	May/88	Dec/42
SE Elev. Usina Paulo Afonso I	202.5	BA	Jan/55	Dec/42
SE Elev. Usina Paulo Afonso II	495	BA	Jan/62	Dec/42
SE Elev. Usina Paulo Afonso III	960	BA	Jan/71	Dec/42
SE Elev. Usina Paulo Afonso IV	2,700	BA	Nov/79	Dec/42
SE Elev. Usina Piloto	3	BA	Jan/53	Dec/42
SE Elev. Usina Xingó	3330	SE	Nov/94	Dec/42
SE Elev. Usina de Araras	5	CE	Feb/60	Dec/42
SE Elev. Usina B. Esperança	280	PI	Mar/70	Dec/42
SE Elev. Usina de Sobradinho	1200	BA	Oct/79	Dec/42
SE Elev. Usina de Funil	43,2	BA	Jan/59	Dec/42
SE Elev. Usina de Pedra	27	BA	Nov/78	Dec/42
SE Pau Ferro	301	PE	Aug/02	Dec/42
SE Paraiso	100	RN	Feb/04	Dec/42
SE Bom Nome	388	PE	Oct/63	Dec/42
SE Irecê	229	BA	Sep/81	Dec/42
SE Milagres	920	CE	Jan/64	Dec/42
SE Mirueira	401	PE	Aug/78	Dec/42
SE Moxotó	20	BA	Jan/72	Dec/42
SE Mulungú	10	BA	May/75	Dec/42
SE Sobradinho	600	BA	Oct/79	Dec/42
SE Sobral II	400	CE	Nov/73	Dec/42
SE Tacaimbó	301	PE	Jun/85	Dec/42
SE Cícero Dantas	101	BA	May/56	Dec/42
SE Açu II	378	RN	Nov/89	Dec/42
SE Angelim	310	PE	Jan/56	Dec/42
SE Angelim II	0	PE	Jan/80	Dec/42
SE Bongi	490	PE	May/56	Dec/42

80

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE Campina Grande II	640	PB	May/64	Dec/42
SE Jaguarari	-	BA	Jan/80	Dec/42
SE Itapebi	-	BA	Jan/03	Dec/42
SE Funil	450	BA	Jan/56	Dec/42
SE SEnhor Do Bonfim II	333.34	BA	May/81	Dec/42
SE Eunápolis	300	BA	Sep/98	Dec/42
SE Picos	173	PI	Jul/92	Dec/42
SE Modelo Reduzido	12,5	BA	Jan/67	Dec/42
SE Mossoró II	300	RN	Jan/77	Dec/42
SE Barreiras	401	BA	Jun/96	Dec/42
SE Sto. Antonio de Jesus	201	BA	Mar/97	Dec/42
SE Icó	200	CE	May/97	Dec/42
SE Mussuré II	401	PB	Mar/79	Dec/42
SE Paulo Afonso	-	AL	Mar/74	Dec/42
SE Penedo	302	AL	May/97	Dec/42
SE Cauípe	201	CE	Mar/01	Dec/42
SE Pici II	400	CE	May/05	Dec/42
SE Piripiri	242	PI	Aug/73	Dec/42
SE Pituaçu	402	BA	Mar/83	Dec/42
SE Santa Cruz II	90	RN	Mar/63	Dec/42
SE Banabuiú	121	CE	Jan/64	Dec/42
SE Currais Novos II	92	RN	Nov/75	Dec/42
SE Santana dos Matos II	50	RN	Nov/75	Dec/42
SE Coremas	300	PB	Dec/90	Dec/42
SE Fortaleza	405	CE	Jan/64	Dec/42
SE Joairam	451	PE	Jul/06	Dec/42
SE Juazeiro da Bahia II	302	BA	Apr/81	Dec/42
SE Matatu	380	BA	Jan/65	Dec/42
SE Natal II	401	RN	Jan/79	Dec/42
SE Itabaianinha	73	SE	Feb/96	Dec/42
SE Pirapama II	400	PE	Feb/72	Dec/42
SE Russas II	300	CE	Nov/82	Dec/42
SE Elizeu Martins	101	PI	Jan/06	Dec/42
SE Boa Esperança 230 Kv	110	PI	Mar/70	Dec/42
SE Boa Esperança 500 Kv	300	PI	Nov/80	Dec/42
SE Xingó 500 Kv	-	SE	Nov/94	Dec/42
SE Paulo Afonso IV	1,200	AL	Jan/79	Dec/42
SE Recife II	2,410	PE	Jan/79	Dec/42
SE S. João do Piaui	418	PI	Nov/80	Dec/42
SE Zebu	38	AL	Nov/76	Dec/42
SE Abaixadora	110	BA	Oct/67	Dec/42
SE Bom Jesus da Lapa	162	BA	Sep/81	Dec/42
SE Gov. Mangabeira	100	BA	Mar/60	Dec/42
SE Quixadá	-	CE	Jul/03	Dec/42
SE Jacaracanga	301	BA	Jan/82	Dec/42
SE Ribeirão	300	PE	Oct/94	Dec/42
SE Rio Largo II	301	AL	Dec/62	Dec/42
SE Messias	1,201	AL	Nov/94	Dec/42
SE Camaçari II	2,605	BA	Jan/79	Dec/42
SE Catu	300	BA	May/56	Dec/42
SE Cotegipe	302	BA	Jan/56	Dec/42
SE Teresina	600	PI	Apr/70	Dec/42
SE Fortaleza II	1,800	CE	May/00	Dec/42
SE Goianinha	300	PE	Jan/61	Dec/42
SE Teresina II	600	PI	May/00	Dec/42
SE Delmiro Gouveia	401	CE	Jun/89	Dec/42
SE Maceió	400	AL	Sep/02	Dec/42
SE Itabaiana	223	SE	May/57	Dec/42
SE Itaparica	10	PE	Jan/83	Dec/42
SE Jardim	1,601	SE	Aug/79	Dec/42
SE Sobral III	1,200	CE	Apr/00	Dec/42
SE Xingó 69 Kv	12.5	SE	Jan/87	Dec/42
SE Olindina	40	BA	Apr/80	Dec/42
SE Luiz Gonzaga 500kv	-	PE	May/88	Dec/42

(*) The SE Bela Vista and Campina Grande I were transferred to Energisa, according to ANEEL Resolution 4,462/2013

81

8.2. SPE

8.2.1. Transmission Line

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	49	546	500	Jan/06	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas–Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	12	695	500	May/08	Apr/36
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM) and SE Lechuga (ex-Cariri)	19.5	559	500	Mar/13	Oct/38
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	24.5	2,375	600	Aug/13	Feb/39

8.2.2. Substations

SPE	Substation	Transformation capacity	Location	Beginning of Operation	End of Operation
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV. Estação Inversora CC/CA de +/- 600 kV para 500 kV.	3,150 2,950	RO SP	May/14	Feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SE – Pecém II, de 500/230 kV. SE – Aquiraz, de 230/69 kV.	3,600 450	CE	Oct/13 Nov/13	Jul/40 Jul/40

9. Transmission losses %

1Q14	2Q14	3Q14
3.0	2.4	1.8

82

10.Main investments of parent company– R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Generation	66,03	57,34	50,08	424,73
Generation system maintenance	14,83	25,20	19,32	151,59
Combined cycle of UTE Camaçari	0.03	0.05	0.04	1,09
Wind Power Casa Nova	25,82	9,22	16,93	86,36
Deployment of Wind Park	0.13	0.95	0.47	42,27
Extension of electric Energy System	-	-	-	1,00
Extension Generation Cap. HEP Luiz Gonzaga (Itaparica)	-	-	-	0.62
Implant. Solar project - Power Generation	0.01	0.04	0.03	1,60
Itaparica resettlement area irrigation	25,21	21,88	13,29	140,20
Transmission	221,01	228,18	185,82	1,253,70
System extension	94,94	106,30	91,29	629,14
Reimforcement and improvements	93,38	89,85	69,61	433,06
System maintenance	32,52	31,90	24,71	190,5
Suape II / Suape III venture	0.17	0.13	0.21	1,00
Others	12,06	12,22	16,41	162,18
Total	299,10	297,74	252,31	1,840,61

11.New investments

11.1.Generation

11.1.1.Own assets

Unit - Own assets	Location (State)	Total Investment (R$ million)	Investment up to 3Q14 (R$ million)	Installed capacity (MW)	Guaranteed energy (MW Avg)	Beginning of Operation	Beginning of Construction	End of Concession
Parque Eólico Casa Nova I	BA	692,5	648,0	180	61,4	Mar/15	May/12	Jan/46
Parque Eólico UEE Casa Nova II	BA	102,47	0.9	28	7,1	May/18	Feb/15	Jul/49
Parque Eólico UEE Casa Nova III	BA	93,04	0.7	24	5,5	May/18	Feb/15	Jul/49

11.1.2.SPE

SPE	Unit	Location	Installed Capacity (MW)	Physical Assurance (MW)	Beginning of Operation	Beginning of Construction	End of Concession
ESBR Participações S.A.	UHE Jirau	RO	3,750.0	2,184.6	Sep/13	Dec/09	Aug/43
Norte Energia S.A.	UHE B. Monte	PA	11,233.1	4,571.0	Nov/15	Aug/11	Aug/45
Cia Energética Sinop S.A.	UHE Sinop	MT	400.0	239.8	Mar/17	Dec/13	Feb/49
U.E.E. Caiçara I S.A.	UEE Caiçara I	CE	30.0	13.5	Jan/16	Jul/14	Jun/47
U.E.E. Caiçara II S.A.	UEE Caiçara II	CE	21.0	9.3	Jan/16	Jul/14	Jul/47
U.E.E. Junco I S.A.	UEE Junco I	CE	30.0	12.1	Jan/16	Jul/14	Jul/47
U.E.E. Junco II S.A	UEE Junco II	CE	30.0	11.1	Jan/16	Jul/14	Jul/47
V. de Santa Joana IX Energia Renováveis S.A.	UEE Santa Joana IX	PI	30.0	15.8	Sep/15	Mar/14	Apr/49
V. de Santa Joana X Energia Renováveis S.A.	UEE Santa Joana X	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
V. de Santa Joana XI Energia Renováveis S.A.	UEE Santa Joana XI	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
V. de Santa Joana XII Energia Renováveis S.A.	UEE Santa Joana XII	PI	30.0	16.9	Sep/15	Mar/14	Apr/49
V. de Santa Joana XIII Energia Renováveis S.A.	UEE Santa Joana XIII	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
V. de Santa Joana XV Energia Renováveis S.A.	UEE Santa Joana XV	PI	30.0	16.2	Sep/15	Mar/14	Apr/49
V. de Santa Joana XVI Energia Renováveis S.A.	UEE Santa Joana XVI	PI	30.0	17.4	Sep/15	Mar/14	Apr/49

83

SPE	Unit	Location	Installed Capacity (MW)	Physical Assurance (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Baraúnas I Energética S.A.	UEE Baraúnas I	BA	29.7	12.4	Sep/15	Mar/14	Apr/49
Mussambê Energética S.A.	UEE Mussambê	BA	29.7	11.5	Sep/15	Mar/14	Apr/49
Morro Branco I Energética S.A.	UEE Morro Branco I	BA	29.7	12.7	Sep/15	Mar/14	Apr/49
Caititú 2 Energia S.A.	UEE Caititú 2	BA	14.0	5.1	Sep/15	Nov/14	Apr/49
Caititú 3 Energia S.A.	UEE Caititú 3	BA	14.0	4.7	Sep/15	Nov/14	Apr/49
Teiú 2 Energia S.A.	UEE Teiú 2	BA	14.0	4.2	Sep/15	Nov/14	Apr/49
Arapapá Energia S.A.	UEE Arapapá	BA	10.0	2.2	Sep/15	Nov/14	Apr/49
Carcará Energia S.A.	UEE Carcará	BA	10.0	4.6	Sep/15	Nov/14	Apr/49
Corrupião 3 Energia S.A.	UEE Corrupião 3	BA	14.0	4.2	Sep/15	Nov/14	Apr/49
Acauã Energia S.A.	UEE Acauã	BA	12.0	3.1	Sep/15	Nov/14	Apr/49
Angical 2 Energia S.A.	UEE Angical 2	BA	14.0	5.1	Sep/15	Nov/14	Apr/49
Banda de Couro Energética S.A.	UEE Banda de Couro	BA	29.7	12.9	May/18	Jan/15	Jul/49
Baraúnas II Energética S.A.	UEE Baraunas II	BA	21.6	7.8	May/18	Jan/15	Jul/49
Coqueirinho 2 Energia S.A.	UEE Coqueirinho 2	BA	20.0	8.5	Jan/16	Nov/14	Jun/49
Papagaio Energia S.A.	UEE Papagaio	BA	18.0	4.9	Jan/16	Nov/14	Jun/49
Tamanduá Mirim 2 Energia S.A.	UEE Tamanduá Mirim 2	BA	24.0	8.0	May/18	Nov/14	Jun/49
Eólica Serra das Vacas I S.A.	UEE Serra das Vacas I	PE	30.0	12.2	Jan/16	Aug/14	Jun/49
Eólica Serra das Vacas II S.A.	UEE Serra das Vacas II	PE	30.0	9.9	Jan/16	Aug/14	Jun/49
Eólica Serra das Vacas III S.A.	UEE Serra das Vacas III	PE	30.0	11.0	Jan/16	Aug/14	Jun/49
Eólica Serra das Vacas IV S.A.	UEE Serra das Vacas IV	PE	30.0	10.5	Jan/16	Aug/14	Jun/49
V. de Santa Joana I Energia Renováveis S.A.	UEE Santa Joana I	PI	30.0	14.7	Jan/16	Jun/14	Jun/49
V. de Santa Joana III Energia Renováveis S.A.	UEE Santa Joana III	PI	30.0	14.3	Jan/16	Jun/14	Jun/49
V. de Santa Joana IV Energia Renováveis S.A.	UEE Santa Joana IV	PI	30.0	14.2	Jan/16	Jun/14	Jun/49
V. de Santa Joana V Energia Renováveis S.A.	UEE Santa Joana V	PI	30.0	14.1	Jan/16	Jun/14	Jun/49
V. de Santa Joana VII Energia Renováveis S.A.	UEE Santa Joana VII	PI	30.0	14.8	Jan/16	Jun/14	Jun/49
V. de Santo Augusto IV Energia Renováveis S.A.	UEE Santo Augusto IV	PI	30.0	15.7	Jan/16	Jun/14	Jun/49

84

11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 3Q14
ESBR Participações S.A.	UHE Jirau	18,641	17,954,40	95.54	20.00	Mizha Energia Suez Energy/ Eletrosul
Norte Energia S.A.	UHE B. Monte	29,375,00	14,983,60	58.6	15.00	Eletrobras/Eletronorte Petros/ Belo Monte Part Amazonas Energia e Outros
Cia Energética Sinop S.A.	UHE Sinop	1,804.81	79.6	10.4	24.50	Eletronorte/ Alupar
U.E.E. Caiçara I S.A.	UEE Caiçara I	134.0	6.9	35	49.00	Envolver Participações
U.E.E. Caiçara II S.A.	UEE Caiçara II	93.3	4.6	35	49.00	Envolver Participações
U.E.E. Junco I S.A.	UEE Junco I	120.8	6.7	35	49.00	Envolver Participações
U.E.E. Junco II S.A.	UEE Junco II	120.8	6.3	35	49.00	Envolver Participações
V. de Santa Joana IX Energia Renováveis S.A.	UEE Santa Joana IX	102.94	58.5	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana X Energia Renováveis S.A.	UEE Santa Joana X	102.94	56.5	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XI Energia Renováveis S.A.	UEE Santa Joana XI	102.94	51.2	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XII Energia Renováveis S.A.	UEE Santa Joana XII	102.94	64.6	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XIII Energia Renováveis S.A.	UEE Santa Joana XIII	102.94	56.6	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XV Energia Renováveis S.A.	UEE Santa Joana XV	102.94	77.7	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XVI Energia Renováveis S.A.	UEE Santa Joana XVI	102.94	62.4	62	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
Baraúnas I Energética S.A.	UEE Baraúnas I	103.95	-	(**)	49.00	Brennand Energia S.A./ Brennand Energia Eólica
Mussambê Energética S.A.	UEE Mussambê	103.95	-	(**)	49.00	Brennand Energia S.A./ Brennand Energia Eólica
Morro Branco I Energética S.A.	UEE Morro Branco I	103.95	-	(**)	49.00	Brennand Energia S.A./ Brennand Energia Eólica
Caititu 2 Energia S.A.	UEE Caititú 2	40.16	6.50	(**)	49.00	Sequóia
Caititu 3 Energia S.A.	UEE Caititú 3	40.16	6.50	(**)	49.00	Sequóia
Teiú 2 Energia S.A.	UEE Teiú 2	40.16	5.20	(**)	49.00	Sequóia
Arapapá Energia S.A.	UEE Arapapá	28.69	2.60	(**)	49.00	Sequóia
Carcará Energia S.A.	UEE Carcará	28.69	6.50	(**)	49.00	Sequóia
Corrupião 3 Energia S.A.	UEE Corrupião 3	40.16	6.50	(**)	49.00	Sequóia
Acauã Energia S.A.	UEE Acauã	34.42	3.90	(**)	49.00	Sequóia
Angical 2 Energia S.A.	UEE Angical 2	40.16	6.50	(**)	49.00	Sequóia
Coqueirinho 2 Energia S.A.	UEE Coqueirinho 2	74.00	0.41	(**)	49.00	Sequóia
Papagaio Energia S.A.	UEE Papagaio	66.60	0.26	(**)	49.00	Sequóia
Tamanduá Mirim 2 Energia S.A.	UEE Tamanduá Mirim 2	73.20	0.55	(**)	49.00	Sequóia
Baraúnas II Energética S.A.	UEE Baraunas II	75.6	-	(**)	49.00	Brennand Energia/ Brennand Energia Eólica S.A
Banda de Couro Energética S.A.	UEE Banda de Couro	103.95	-	(**)	49.00	Brennand Energia/ Brennand Energia Eólica S.A
Eólica Serra das Vacas I S.A.	UEE Serra das Vacas I	124.4	-	(**)	49.00	PEC Energia
Eólica Serra das Vacas II S.A.	UEE Serra das Vacas II	122.6	-	(**)	49.00	PEC Energia
Eólica Serra das Vacas III S.A.	UEE Serra das Vacas III	122.6	-	(**)	49.00	PEC Energia
Eólica Serra das Vacas IV S.A.	UEE Serra das Vacas IV	122.6	-	(**)	49.00	PEC Energia
V. de Santa Joana I Energia Renováveis S.A.	UEE Santa Joana I	105.25	17.0	28	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana III Energia Renováveis S.A.	UEE Santa Joana III	105.25	22.3	28	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana IV Energia Renováveis S.A.	UEE Santa Joana IV	105.25	13.1	28	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana V Energia Renováveis S.A.	UEE Santa Joana V	105.25	12.9	28	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana VII Energia Renováveis S.A.	UEE Santa Joana VII	105.25	14.3	28	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santo Augusto IV Energia Renováveis S.A.	UEE Santo Augusto IV	105.25	13.0	28	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana

 (**) Not started working.

85

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines	Total Investment (R$ Million)	Extension of TL (km)	Tension (kV)	Beginning of Operation	End of Concession
From - To
LT 230 kV Eunápolis/Teixeira Freitas II C1	30,09	152	230 kV	Dec/15	Oct/38
LT 230 kV Funil/Itapebi C3	41,07	223	230 kV	Feb/16	Apr/37
LT 230 kV Eunápolis/Teixeira Freitas II C2	44,15	152	230 kV	Dec/15	Aug/39
LT 230 kV Pau Ferro – Santa Rita II	34,00	96,7	230 kV	Jan/16	Aug/39
LT 230 kV Paraiso/Açu II, C3	59,48	123	230 kV	Jul/15	Nov/40
LT 230 kV Açu/Mossoró II, C2		69		Jul/15	Nov/40
LT 230 kV Sobral III/Acaraú II	25,87	97	230 kV	Apr/15	Nov/40
LT 230 kV Morro do Chapéu II/Irecê	22,13	65	230 kV	Sep/15	Oct/41
LT 230 kV Paraíso/Lagoa Nova II	33,11	65	230 kV	Apr/15	Oct/41
LT 230 kV Teresina II/Teresina III	13,76	26	230 kV	Jul/15	Dec/41
LT 500 kV Recife II/Suape II, C2	61,12	44	500 kV	Feb/16	Dec/41
LT 500 kV Camaçari IV/Sapeaçu	84,29	105	500 kV	Jan/16	Dec/41
LT 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV	Jan/16	Dec/41
LT 230 kV Jardim/ N Sra do Socorro	13,60	1,3	230 kV	Feb/15	May/42
LT 230 kV Messias/ Maceió II		20	230 kV	Sep/15	May/42
LT 230 kV Camaçari IV/Pirajá	47,07	45	230 kV	Dec/15	May/42
LT 230 kV Pituaçú/Pirajá		5	230 kV	Dec/15	May/42
LT 230 kV Mossoró II/ Mossoró IV	81,74	40	230 kV	Sep/15	Jun/42
LT 230 kV Ceará Mirim II/Touros		56,17	230 kV	Aug/15	Jun/42
LT 230 kV Russas II/ Banabuiu C2		110	230 kV	Nov/15	Jun/42
LT 230 kV Igaporã II – Igaporã III C1 e C2	77,50	4	230 kV	May/15	Jun/42
LT 230 kV Igaporã III – Pindaí II		46	230 kV	May/15	Jun/42

86

11.2.1.2.Substations

Substation	Total Investment (R$ million)	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Concession
SE 230/69 kv Polo	17,18	100 MVA	BA	Dec/14	Oct/40
SE 230 kv Morro do Chapéu	24,33	150 MVA	BA	Sep/15	Oct/41
SE 230 kv Lagoa Nova	51,22	300 MVA	RN	Abr/15	Oct/41
SE 230 kv Ibiapina		200 MVA	CE	Oct/15
SE 230/69 kv Teresina III	29,21	400 MVA	PI	Jul/15	Dec/41
SE 230/69 kv N.S. Socorro	94,43	300 MVA	SE	Feb/15	May/42
SE 230/69 kv Maceió II		400 MVA	AL	Sep/15
SE 230/138 kv Poções II		200 MVA	BA	May/15
SE 230/69 kv Pirajá	30,57	360 MVA	BA	Sep/15	May/42
SE 230/69 kv Mirueira II	68,77	300 MVA	PE	Jan/15	May/42
SE 230/69 kv Jaboatão II		300 MVA		Jan/16
SE 230 kv Touros	46,18	150 MVA	RN	Aug/15	Dec/42
SE 230 kv Mossoró IV		100 MVA		Sep/15
SE 500/230 kv Igaporã III	99,44	2,050 MVA	BA	May/15	Jun/42
SE 230 kv Pindaí II
SE 230/138 kV Teixeira de Freitas II	17,91	100 MVA	BA	Dec/15	Oct/38

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation (%)	Total Investment (R$ million)		Extension of lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
			Total	Up to 3Q14 (R$ million)
TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	49	367,9	351	156	230	May/15	Jul/40
Extremoz Transmissora do Nordeste –ETN S.A.	LT Ceará Mirim II/João Câmara III, 500 kV.	49	365,9	63,3	64	500	Jan/15	Oct/41
	LT Ceará Mirim II/ Campina III, 500 kV.				201	500
	LT Ceará Mirim II/ Extremoz II, 230 kV.				26	230
	LT Campina Grande III/Campina Grande II, 230 kV.				8,5	230
Interligação Elétrica Garanhuns S.A.	LT Luiz Gonzaga/ Garanhuns, 500 kV	49	548,70	482,00	224	500	Feb/15	Dec/41
	LT Garanhuns/ Campina Grande III, 500 kv				190	500
	LT Garanhuns/ Pau Ferro, 500 kV				239	500
	LT Garanhuns/ Angelim I, 230 kV.				13	230

87

      Marketletter

11.2.2.2.Substations

SPE	SE	Total Investment (R$ million)	Investiment up to 3Q14 (R$ million)	Transformation Capacity (kV)	Location (State)	Beginning of Operation	End of Concession
Extremoz Transmissora do Nordeste – ETN S/A	SE – João Câmara III, 500/138 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim II, 500/230 kV.	*	197,0	500/138 500/230 500/230	RN PB RN	Jan/15	Oct/41
Interligação Elétrica Garanhus S/A	SE – Garanhuns, 500/230 kV SE – Pau Ferro, 500/230 kV	127,54 96,80	81,28 60,93	500/230 500/230	PE	Feb/15	Dec/41

(*) Investiment on SEs aggregated with LTs.

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
Eletrobras	41,6	39,3	37,0	09/30/2018	5.0% py
Eletrobras	0.2	0.2	0,1	05/30/2015	5.0% py
Eletrobras	0.2	0.2	0,1	05/30/2016	5.0% py
Eletrobras	4.5	4,1	3,7	02/28/2017	5.0% py
Eletrobras	0.4	0.4	0,4	12/30/2018	IPCA
Eletrobras	5,0	4,6	4,2	04/30/2016	5.0% py
Banco do Brasil	509,8	510,2	510,9	09/28/2018	115% of CDI
Banco do Nordeste – Maq/Equip/Benf	270,1	259,3	248,5	06/30/2020	7.5% py
Banco do Nordeste – Finame (PSI-BK)	13,5	12,9	12,3	06/15/2020	4.5% py
Caixa Econômica Federal	403,9	404,4	404,3	02/27/2019	115% of CDI
Total	1,249.2	1,235.6	1,221.5

Foreign currency – FC – N/A

88

13.Contracts

13.1.Loans and financing - R$ million

13.1.1.Parent company

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	29,760	233,135	283,025	280,610	277,502	95,473	22,087	1,221,592
Generation	16,045	178,403	228,293	225,878	225,083	50,000	-	923,702
Transmission	13,715	54,732	54,732	54,732	52,419	45,473	22,087	297,890
Energy tradings	-	-	-	-	-	-	-	-
By creditor
Eletrobras	3,187	12,663	12,552	10,138	7,029	-	-	45,569
Others	26,573	220,473	270,473	270,473	270,471	95,473	22,087	1,176,023

13.1.2.SPE

Sistema de Transmissão Nordeste S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	4,5	18,4	19,3	20,4	21,4	22,5	76,8	183,3
Transmission	4,5	18,4	19,3	20,4	21,4	22,5	76,8	183,3
By creditor	4,5	18,4	19,3	20,4	21,4	22,5	76,8	183,3
Banco do Nordeste do Brasil	4,5	18,4	19,3	20,4	21,4	22,5	76,8	183,3

Integração Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	8,2	30,6	30,6	30,6	30,6	30,6	25,5	186,7
Transmission	8,2	30,6	30,6	30,6	30,6	30,6	25,5	186,7
By creditor	8,2	30,6	30,6	30,6	30,6	30,6	25,5	186,7
BNDES	8,2	30,6	30,6	30,6	30,6	30,6	25,5	186,7

Manaus Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	11,7	52,1	55,6	56,3	57,6	58,7	580,3	872,3
Transmission	11,7	52,1	55,6	56,3	57,6	58,7	580,3	872,3
By creditor	11,7	52,1	55,6	56,3	57,6	58,7	580,3	872,3
BNDES	11,7	31,4	31,5	31,2	31,3	31,2	216,0	384,3
BASA	-	20,7	24,1	25,1	26,3	27,5	364,3	488,0

Interligação Elétrica do Madeira S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	138,9	92,5	132,8	143,5	161,0	176,6	1.591,4	2.297,7
Transmission	138,9	92,5	132,8	143,5	161,0	176,6	1.591,4	2.297,7
By creditor	138,9	92,5	132,8	143,5	161,0	176,6	1.591,4	2.297,7
BNDES	128,6	92,5	123,3	123,3	123,3	123,3	1.030,9	1.616,5
BASA	-	-	7,6	18,2	18,2	18,2	229,3	291,6
BONDS	10,4	-	1,9	1,9	19,5	35,1	331,1	389,6

Interligação Elétrica Garanhuns S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	-	27,50	26,71	26,71	26,71	26,71	190,87	325,20
Transmission	-	27,50	26,71	26,71	26,71	26,71	190,87	325,20
By creditor	-	27,50	26,71	26,71	26,71	26,71	190,87	325,20
BNDES	-	27,50	26,71	26,71	26,71	26,71	190,87	325,20

89

Norte Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	-	-	-	212,0	543,0	620,0	13,616,0	14,991,0
Generation	-	-	-	212,0	543,0	620,0	13,616,0	14,991,0
By creditor	-	-	-	212,0	543,0	620,0	13,616,0	14,991,0
BNDES	-	-	-	138,0	326,0	371,0	8,127,0	8,962,0
CEF	-	-	-	57,0	169,0	193,0	4,270,0	4,689,0
Others	-	-	-	16,0	49,0	55,0	1,220,0	1,340,0

ESBR Participações S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	187,1	561,2	561,2	561,2	561,2	561,2	8,231,3	11,224,6
Generation	187,1	561,2	561,2	561,2	561,2	561,2	8,231,3	11,224,6
By creditor	187,1	561,2	561,2	561,2	561,2	561,2	8,231,3	11,224,6
Banco do Nordeste do Brasil	4,1	12,3	12,3	12,3	12,3	12,3	180,2	245,7
Banco do Brasil	26,5	79,4	79,4	79,4	79,4	79,4	1,164,3	1,587,7
BNDES	93,1	279,4	279,4	279,4	279,4	279,4	4,098,3	5,588,6
Banco Itaú BBA	17,9	53,6	53,6	53,6	53,6	53,6	785,9	1,071,7
CEF	26,5	79,4	79,4	79,4	79,4	79,4	1,164,3	1,587,7
Bradesco	19,1	57,2	57,2	57,2	57,2	57,2	838,3	1,143,2

Energética Águas da Pedra S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	8,5	34,0	34,0	33,7	33,4	33,4	235,9	412,9
Generation	8,5	34,0	34,0	33,7	33,4	33,4	235,9	412,9
By creditor	8,5	34,0	34,0	33,7	33,4	33,4	235,9	412,9
BNDES	8,5	34,0	34,0	33,7	33,4	33,4	235,9	412,9

Transmissora Delmiro Gouveia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	154	-	-	-	-	-	-	154,0
Transmission	154	-	-	-	-	-	-	154,0
By creditor	154	-	-	-	-	-	-	154,0
Banco do Nordeste do Brasil	154	-	-	-	-	-	-	154,0

São Pedro do Lago S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	1,3	5,0	5,0	5,0	5,0	5,0	49,5	75,8
Generation	1,3	5,0	5,0	5,0	5,0	5,0	49,5	75,8
By creditor	1,3	5,0	5,0	5,0	5,0	5,0	49,5	75,8
BNDES	1,3	5,0	5,0	5,0	5,0	5,0	49,5	75,8

Pedra Branca S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	1,2	4,9	4,9	4,9	4,9	4,9	47,9	73,6
Generation	1,2	4,9	4,9	4,9	4,9	4,9	47,9	73,6
By creditor	1,2	4,9	4,9	4,9	4,9	4,9	47,9	73,6
BNDES	1,2	4,9	4,9	4,9	4,9	4,9	47,9	73,6

90

Sete Gameleiras S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	1,2	4,9	4,9	4,9	4,9	4,9	48,1	73,8
Generation	1,2	4,9	4,9	4,9	4,9	4,9	48,1	73,8
By creditor	1,2	4,9	4,9	4,9	4,9	4,9	48,1	73,8
BNDES	1,2	4,9	4,9	4,9	4,9	4,9	48,1	73,8

Santa Joana IX

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	42,2	-	-	-	-	-	-	42,2
Generation	42,2	-	-	-	-	-	-	42,2
By creditor	42,2	-	-	-	-	-	-	42,2
BNDES	42,2	-	-	-	-	-	-	42,2

Santa Joana X

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	43,3	-	-	-	-	-	-	43,3
Generation	43,3	-	-	-	-	-	-	43,3
By creditor	43,3	-	-	-	-	-	-	43,3
BNDES	43,3	-	-	-	-	-	-	43,3

Santa Joana XI

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	42,5	-	-	-	-	-	-	42,5
Generation	42,5	-	-	-	-	-	-	42,5
By creditor	42,5	-	-	-	-	-	-	42,5
BNDES	42,5	-	-	-	-	-	-	42,5

Santa Joana XII

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	50,8	-	-	-	-	-	-	50,8
Generation	50,8	-	-	-	-	-	-	50,8
By creditor	50,8	-	-	-	-	-	-	50,8
BNDES	50,8	-	-	-	-	-	-	50,8

Santa Joana XIII

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	42,8	-	-	-	-	-	-	42,8
Generation	42,8	-	-	-	-	-	-	42,8
By creditor	42,8	-	-	-	-	-	-	42,8
BNDES	42,8	-	-	-	-	-	-	42,8

Santa Joana XV

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	47,6	-	-	-	-	-	-	47,6
Generation	47,6	-	-	-	-	-	-	47,6
By creditor	47,6	-	-	-	-	-	-	47,6
BNDES	47,6	-	-	-	-	-	-	47,6

91

Santa Joana XVI

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	50,4	-	-	-	-	-	-	50,4
Generation	50,4	-	-	-	-	-	-	50,4
By creditor	50,4	-	-	-	-	-	-	50,4
BNDES	50,4	-	-	-	-	-	-	50,4

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	155	159	159
6 to 10	105	124	106
11 to15	120	102	123
16 to 20	7	25	25
21 to 25	1	-	-
Beyond 25	382	383	384
Total	770	793	797

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	422	494	495
6 to 10	208	224	185
11 to15	278	251	289
16 to 20	31	65	65
21 to 25	-	-	-
Beyond 25	736	742	740
Total	1,675	1,776	1,774

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	389	391	391
6 to 10	252	281	248
11 to15	157	155	188
16 to 20	16	18	18
21 to 25	3	2	1
Beyond 25	1,175	1,168	1,163
Total	1,992	2,015	2,009

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Bahia	1,663	1,698	1,691
Pernambuco	2,189	2,289	2,291
Ceará	316	323	324
Piauí	269	274	274

14.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	2,953	3,070	3,071
Administrative	1,484	1,514	1,509

92

14.Complementary work force – N/A

15.Turn-over - %

1Q14	2Q14	3Q14
0.64	1.82	0.15

93

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	Consolidated
	09.30.14	09.30.13
Current Assets
Availabilities	356,392	474,955
Clients (Consumers and resellers)	901,867	846,874
Loans and financing - principal	126,026	104,757
Marketable Securities	1,870,914	1,603,721
Dividends to receive (Remuneration of equity participation)	-	-
Fiscal Assets deferred (Taxes and contributions)	49,642	252,395
Income Tax and Social Contribution	85,213	-
Derivatives	137,895	108,944
Reimbursement Rights - CCC (12,111 law)	-	144,325
Linked deposits	-	-
Stored materials	61,735	63,741
Financial Asset	310,278	276,094
Receivables - 12,783/13 Law	373,178	331,364
Others	159,486	54,494
Current Assets Total	4,432,626	4,261,664
.
Non-Current Assets
Clients (Consumers and resellers)	15,430	173,932
Loans and financing - principal	-	-
Marketable Securities	220	205
Fiscal Assets deferred (Taxes and contributions)	17,164	104,597
Income Tax and Social Contribution	-	-
Derivatives	145,052	113,244
Reimbursement Rights - CCC (12,111 Law)	237,948	-
Linked deposits	404,582	280,838
Financial Asset – Annual allowed Revenue (transmission)	4,251,021	4,088,044
Receivables - 12,783/13 Law	-	276,137
Others	1,363,730	1,321,743
Advances for equity participation	398,669	21,162
	6,833,816	6,379,902
INVESTMENTS	2,526,331	2,008,597
FIXED ASSETS	7,532,204	8,039,198
INTANGIBLE	18,776	25,521
Non-Current Assets Total	16,911,127	16,453,218
Assets Total	21,343,753	20,714,882

94

Liabilities and Stockholders’ Equity	Consolidated
	09.30.14	09.30.13
Current Liabilities
Suppliers	822,439	418,356
Loans and financing	520,889	507,707
Bonds	19,065	2,058
Taxes and social contribution	58,148	67,539
Income Tax and Social Contribution	-	-
Derivative financial instruments	223,816	185,031
Advances from consumers	52,813	48,910
Shareholders remuneration (dividends payable)	211	685
Estimated obligations	237,927	310,544
Provisions for contingencies	-	-
Post-emplyment benefit (Complementary Pension Fund)	-	-
Onerous Contracts	3,066	-
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	297,465	276,837
Incentive to personnel retirement	-	161,080
Others	187,677	152,004
Current Liabilities Total	2,423,516	2,130,751

Non-Current Liabilities
Suppliers	193,842	-
Loans and financing	3,917,865	4,525,699
Bonds	207,466	209,322
Taxes and social contribution	-	106,128
Income Tax and Social Contribution	23,798	-
Derivative	213,621	113,244
Advances from consumers	732,353	789,318
Estimated obligations	2,051	-
Provisions for contingencies	533,335	553,709
Provision for onerous contract	85,860	20,295
Post-Employment benefit (Complementary Pension Fund)	68,822	52,312
Sectorial Charges (regulatory taxes)	-	19,564
Advance for future Capital Increase	12,984	231,477
Incentive to personnel retirement	-	39,061
Others	66,107	72,502
Non-Current Liabilities Total	6,058,104	6,732,631

Stockholders’ Equity
Social Capital	11,563,279	9,326,355
Capital reserves	-	2,011,460
Profit reserves	126,605	-
Additional dividends proposed	-	-
Accrued profit/losses	1,232,225	563,522
Other comprehensive income	-59,976	-49,837
Non-controlling participation	-	-

Stockholders’ Equity Total	12,862,133	11,851,500

Liabilities and Stockholders’ Equity Total	21,343,753	20,714,882

95

Statement of Income by activity

(R$ thousand)

	Consolidated
	09.30.14	09.30.13
Operating Revenue
Generation
Plant Supply	2,522,264	1,793,474
Energy Supply	1,004,725	1,053,669
Short term electric Energy	950,632	428,260
O&M Revenue of Renewed Plants	12,065	9,713
Construction Plant Revenue	-	-
Return on Investment - G	-	-

Transmission
O&M Revenue Renewed Lines	286,781	-
O&M Revenue	-8,727	202,143
Construction Revenue – Transmission	139,410	239,110
Return on Investment - T	104,473	116,102
Other Operating Revenue	167,588	175,226

Deductions to Operating Revenue	-650,089	-533,555
Net Operating Revenue	4,529,122	3,484,142

Operating Costs
Electric Energy purchased for resale	-1,048,216	-55,511
Charges on the use of electric grid	-396,571	-413,754
Fuel for production of Electric Energy	-35,213	-10,064
Construction costs	-139,410	-239,110
Operating Expenses
Personnel, Material and Third part related services	-989,162	-1,082,854
Remuneration and reimbursement	-195,241	-176,045
Depreciation and amortization	-334,133	-337,173
Donations and Contributions	-590	-2,126
Provisions	-4,909	566,994
Others	-87,266	-105,545
Operating Costs and Expenses	-3,230,711	-1,855,188

Result of equity participation	48,031	24,044
Operating Result before Financial Result	1,346,442	1,652,998

Financial Result	-30,190	-380,589
Result before Income Tax / Social Contribution	1,316,252	1,272,409

Current Income Tax and and social contribution	-77,996	-17,917
Deferred Income Tax and and social contribution	-6,031	-2,998
Net income for the period	1,232,225	1,251,494

96

Cash Flow

(R$ thousand)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	1,316,252	1,299,648
Depreciation and amortization	339,978	337,173
Net monetary and currency variations	40,587	18,486
Financial charges	248,606	298,885
Equity Equivalency Result	-48,031	-24,044
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	2,980	-689,023
Provision for contingencies	-54,999	47,621
Provision for staff realignment	-	-100,546
Impairment	-	24,254
Global reversal reserve charges	-	-
Adjustment to present value / market value	-	-
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Revenue of financing assets - IRR	-104,473	-116,102
Derivative financial instruments	-40,416	140,321
Others	-15,758	-42,703
Variation in operating assets / liabilities	462,007	-495,909
Cash generated in operating activities	2,146,733	698,061

Financial charges paid	-216,223	-286,327
Payment of global reversal reserve charges	-	-
Financial charges received	-	-
Remuneration received from equity participation	14,881	32,416
Financial asset revenue by RAP	161,704	108,617
Receiving compensation for financial asset	227,939	1,212,179
Payment of income tax and social contribution	-70,756	-9,692
Payment of pension fund	-	-
Lawsuits payment	-4,242	-
Legal deposits	-71,613	255,674
Net cash operating activities	2,188,423	2,010,928

FINANCING ACTIVITIES
Loans and financing obtained	36,762	128,345
Loans and financing payable – principal	-658,302	-778,299
Payment of Shareholders remuneration	-406,535	-
Payment on refinancing of taxes and contributions - Principal	-	-
Receipt of Advance for future Capital Increase	-	-
Others	-	139,500
Net financing activities	-1,028,075	-510,454

INVESTMENT ACTIVITIES
Receiving of loans and Financing	-126,026	-
Acquisition of fixed asset	-72,221	-60,842
Acquisition of intangible asset	-250	-
Acquisition of Concession asset	-139,410	-239,110
Advance for future capital increase	-346,714	-21,162
Acquisition of equity participation	-392,952	-246,537
Others	-121,707	-851,502
Net cash investment activities	-1,199,280	-1,419,153

Increase (decrease) in cash and cash equivalent	-38,932	81,321

Cash and cash equivalent – beginning of period – 12/31/12	395,324	295,154
Cash and cash equivalent – end of period – 03/31/13	356,392	376,475
	-38,932	81,321

97

      Marketletter

Analysis of the results

3Q14 x 2Q14

In 3Q14 the Company presented a net profit 171.5% lower than the registered in 2Q14, from a profit of R$ 434.4 million to a loss of R4 310.6 million, due to the factors described below.

Operating Revenue

In Generation:

The electric energy supply for final clients showed a reduction of 3.7%, from R$ 317.8 million in 2Q14 to R$ 306.1 million in 3Q14 due mainly to the reduction in supply demand related to the previous quarter.

The electric energy supply for distribution companies presented an increase of 10.5%, from R$ 856.6 million in 2Q14 to R$ 946.5 million in 3Q14, mainly due to the increase in demand.

The elecric energy traded in the short-term market presented reduction of 98.4%, from R$ 105.9 million in 2Q14 to R$ 1.7 million in 3Q14, due mainly the company pass from seller to buyer position in short-term energy market.

In Transmission

The financial asset remuneration  presented increase of 624%, from R$ 6,8 million in 2Q14 to R$ 49.2 million in 3Q14, due mainly to the revenue incorporation of controlled companies Estação Transmissora de Energia S/A and Rio Branco Transmissora de Energia S/A.

The revenue of operation and maintenance of renewed lines increased by 60.2%, from R$ 79.8 million in 2Q14 to R$ 127.8 million in 3Q14, mainly due to re-adjustment by IPCA and the receipt of overdue installments.

Operating Expenses

Personnel expenses, materials and third party services decreased by 0.9%, from R$ (336.8) million in 2Q14 to R$ (333.6) million in 3Q14, causing no significant impact in result.

The electric energy purchased for resale increased by 775.8%, from R$ (105.1) million in 2Q14 to R$ (920.3) million in 3Q14, primarily due to increased in purchasing power, reflecting the negative determination in the CCEE settlement.

The operating provisions and reversals decreased by 136.2%, from a provision in 2Q14 to a reversal in 3T14, mainly due to the reversal of the provision of credit held in 2Q14 in Boa Vista Energia.

Financial Result

The others financial income decreased by 69.4%, from R$ 73.1 million in 2Q14 to R$ 22.3 million in 3Q14, mainly due to the negative variation of R$ 7 million in derivatives and that in the previous quarter had registered R$ 47 million in positive result.

The other financial expenses increased 414%, from R$ 2.3 million in 2Q14 to R$ 12 million in 3Q14, not impacting the result significantly.

The net exchange variations reduced by 87%, from R$ 16.4 million in 2Q14 to R$ 2.1 million in 3Q14, mainly due to foreign exchange contracts with Eletrobras, which generated net forward exchange differences resulting from the fluctuation of value of the currency.

The remuneration of the indemnities of the 12,783/13 Law showed an increase of 212.8%, from R$ 14.2 million in 2Q14 to R$ 44.6 million in 3Q14, mainly due to the recognition in the August 2014 of interest and penalties in the amount of R$ 27 million related to adjustments to calculation of the previous months of 2014.

Equity Participations

The result from equity investments decreased by 133.8%, from R$ 31.2 million in 2Q14 to R$ 10.6 million in 3Q14, mainly due to the decrease in income from equity of Eletronorte on their investments in SPEs.

98

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14	3Q14
UHE Coaracy Nunes	78,00	-	145,249.77	168,302.02	169,210.70
Complexo de Tucuruí	8,535,00	4,140,00	14,108,384.77	12,954,494.23	7,772,229.19
UHE Samuel	216,75	92,70	304,096.87	287,107.32	147,362.38
UHE Curuá-Una	30,30	24,00	63,782.61	50,642.72	43,716.49
UTE Rio Madeira	119,35	-	0.00	0.00	-
UTE Santana	177,74	-	145,179.09	143,254.91	182,490.85
UTE Rio Branco I	18,65	-	-	-	-
UTE Rio Branco II	32,75	-	-	-	-
UTE Rio Acre	45,49	-	-	-	14,468
UTE - Santarém	10	-	-	-	2,765,213
UTE Senador Arnon Afonso Farias de Mello Ceded to Boa Vista Energia on 02/10/2010	85,99	-	-	-	-
TOTAL	9,350,02		14,776,693.11	13,603,801.20	8,317,789.29

Unit	Location (State)	Beginning of Operation	End of Operation
UHE Coaracy Nunes	AP	Oct/75	Dec/42
Complexo de Tucuruí	PA	Nov/84	Jul/24
UHE Samuel	RO	Jul/89	Sep/29
UHE Curuá-Una	PA	Jul/77	Jul/28
UTE Rio Madeira	RO	Apr/68	Sep/18
UTE Santana	AP	Jan/93	May/19
UTE Rio Branco I	AC	Feb/98	Jul/20
UTE Rio Branco II	AC	Apr/81	Jul/20
UTE Rio Acre	AC	Apr/94	Oct/18
UTE Senador Arnon Afonso Farias de Mello Ceded to Boa Vista Energia since feb 10th 2010	RR	1ª Unit (mac. 2) Dec/90; 2ª Unit (mac. 1) Jun/91; 3ª Unit (mac. 3) Dec/93	Aug/24
UTE – Santarém	PA	Jun/14	Jun/34

1.2.SPE

SPE	Unit	Installed Capacity (MW)	Energy Guaranteed (MW Avg)	Energy Generated (MWh)
				1Q14	2Q14	3Q14
EAPSA - Energia Águas Da Pedra S.A.	UHE Dardanelos	261	154.9	544,046.35	465,653.50	98,142.47
AAmapari Energia S.A.	UTE Serra do Navio	23.28	21.00	32,592.85	4,091.86	379.46
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	68.47	22.8	43,316.00	30,074.00	59,361.00
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	58.45	21.9	22,572.00	23,435.00	46,517.00
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	60.12	21.1	37,238.00	30,122.00	55,427.00

99

Unit	Participation (%)	Location (State)	Beginning of Operation	End of Operation
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	24.5	MT	Aug/11	Jul/42 (35 years)
Amapari Energia S.A. UTE Serra do Navio	49.00	AP	Jun/08	May/37
Brasventos Miassaba 3 Geradora de Energia S.A	24.50	RN	May/14	Aug/45 (35 years)
Brasventos Eolo Geradora de Energia S.A.	24.50	RN	May/14	Dec/45 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	24.50	RN	May/14	Dec/45 (35 years)

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ million	-	-	-
Others	MWh	209,440,8	674,258,9	870,257,3
	R$ million	22,8	105,0	920,4
Total	MWh	209,440,8	674,258,9	870,257,3
	R$ million	22,8	105,0	920,4

2.2.SPE

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ million	-	-	-
Others	MWh	-	7,830,21	29,645,69
	R$ million	-	4,84	17,72
Total	MWh	-	7,830,21	29,645,69
	R$ million	-	4,84	17,72

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	44,95	328,537.51	52,89	337,605.76	51,09	350,863.75
	B	61,86	321,160.48	105,21	562,303.07	82,56	452,304.27
Others	A	461,78	3,452,536.20	528,91	3,561,840.51	611,71	3,905,936.86
	B	506,62	4,467,064.95	475,91	4,092,407.48	475,20	4,047,545.77
Total	A	506,73	3,781,073.71	581,80	3,899,446.26	662,80	4,256,800.61
	B	568,48	4,788,225.43	581,11	4,654,710.56	557,75	4,499,850.05

A – Energy sale in regulated enviroment – Revenue not from quotas.

B - Through free market agreements or bilateral contracts

100

3.1.2. Energy sold by enterprises affected by 12,783 law – O&M

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	18,19	290,130.68	17,76	309,242.93	22,34	348,928,96
Others	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Total	A	-	-	-	-	-	-
	B	18,19	290,130.68	17,76	309,242.93	22,34	348,928,96

A – Energy sale in regulated enviroment – Revenue from quotas.

B - Through free market agreements or bilateral contracts

3.2.SPE

Buyer	Sale model	Unit	1Q14	2Q14	3Q14
Eletrobras System	A	R$ Million	-	-	-
		MWh	-	-	-
	B	R$ Million	-	-	-
		MWh	-	-	-
Others	A	R$ Million	52,70	50,20	52,90
		MWh	327,333.00	306,799.00	315,136.37
	B	R$ Million	81,38	41,86	37,43
		MWh	134,271.73	87,284.48	140,211.43
Total	A	R$ Million	52,70	50,20	52,90
		MWh	327,333.00	306,799.00	315,136.37
	B	R$ Million	81,38	41,86	37,43
		MWh	134,271.73	87,284.48	140,211.43

4.CCEE settlement (Spot and MRE)

	Unit	1Q14*	2Q14	3Q14
Sale	R$ Million	893,56	336,01	228,64
	MWh	6,018,995,09	5,334,105,98	1,142,108,64
	MWaverage	2,785,28	2,442,35	517,26
Purchase	R$ Million	204,42	323,32	866,07
	MWh	399,401,06	868,804,44	1,754,864,33
	MWaverage	184,82	397,8	794,78
Net	R$ Million	689,14	12,69	-637,43
	MWh	5,619,594,03	4,465,301,54	-612,755,69
	MWaverage	2,600,46	2,044,55	-277,52

(*) changed in order of the sale made to CCEE and the liquidation CCEE – (Spot and MRE), that previously considered amounts forecasted for March

5.Fuel for production of electric energy

Type	Unit	1Q14	2Q14	3Q14
Diesel oil	litre	40,244,000	39,932,000	51,706,000
	R$ Million	98,597,627.50	98,717,873.60	131,026,436.90

6.Losses in generation - %

1Q14	2Q14	3Q14
0.07	0.88	1.06

101

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14(*)	2Q14	3Q14
125.47	135.94	139.39

(*) changed in order to the sale made to CGTEE and the liquidation CCEE – (Spot and MRE) that previously considered amounts forecasted for March

7.1.1 Own Assets – enterprises renewed in terms of the 12,783 law – O&M

1Q14	2Q14	3Q14
62.68	57.44	64.04

(*) changed in order to the sale made to CGTEE and the liquidation CCEE – (Spot and MRE) that previously considered amounts forecasted for March

7.2.SPE

SPE	1Q14	2Q14	3Q14
EAPSA	160.48	163.68	168.10
Amapari	517.97	2,506.67	24,846.96
Miassaba 3	603.77	383.87	199.48
Eolo	677.83	372.35	200.40
Rei dos Ventos	620.33	377.56	200.79

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

8.1.1.1. Transmission Lines – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Isolated System	0.00
Isolated System Total	0.00
Interconnected System
São Luiz II - São Luiz III	35.94	230	May/10	Mar/38
Ribeiro Gonçalves - Balsas	95.00	230	Dec/11	Jan/39
Porto Velho - Abunã - C2	188.00	230	Feb/14	Nov/39
Abunã - Rio Branco - C2	302.00	230	Jan/14	Nov/39
Lechuga/Jorge Teixeira – C1	29.54	230	Feb/14	Jul/40
Lechuga/Jorge Teixeira – C2	29.54	230	Feb/14	Jul/40

Sub-Total 230 kV	680.02
Interconnected System Total	680.02
Isolated System + Interconnected	680.02

102

8.1.1.2. Transmission Line – enterpises renewd in terms of the  12,783 law – O&M

From -To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Isolated System
Boa Vista- Santa Elena	190.20	230	Jun/01	Dec/42
Sub-Total 230 kV	190.20
Coaracy Nunes - Santana - C1	108.00	138	Oct/75	Dec/42
Coaracy Nunes - Santana - C2	109.00	138	Feb/05	Dec/42
Santana - Portuária	4.00	138	Apr/96	Dec/42
Coaracy Nunes - Tartarugalzinho	87.00	138	Jun/00	Dec/42
Sub-Total 138 kV	308.00
Santana - Macapá II	20.00	69	Nov/96	Dec/42
Santana - Equatorial	13.00	69	Aug/00	Dec/42
Tartarugalzinho - Calçoene	130.00	69	Dec/01	Dec/42
Tartarugalzinho - Amapá	17.00	69	Feb/02	Dec/42
Santana - Santa Rita	12.60	69	Dec/07	Dec/42
Equatorial - Santa Rita	5.09	69	Sep/08	Dec/42
Sub-Total 69 kV	197.69
Isolated System Total	695.89
Interconnected System
Colinas - Miracema	173.97	500	Mar/99	Dec/42
Imperatriz - Colinas	342.60	500	Mar/99	Dec/42
Imperatriz – Marabá - C1	181.09	500	Apr/81	Dec/42
Imperatriz – Marabá - C2	181.82	500	Mar/88	Dec/42
Tucuruí – Marabá – C1	222.14	500	Oct/81	Dec/42
Tucuruí – Marabá – C2	221.70	500	Feb/88	Dec/42
Tucuruí - Vila do Conde	327.10	500	Dec/81	Dec/42
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul/24
Pres. Dutra - Boa Esparança	205.39	500	Jan/00	Dec/42
Imperatriz - Pres. Dutra - C1	386.60	500	Oct/82	Dec/42
Imperatriz - Pres. Dutra - C2	385.30	500	Jan/00	Dec/42
Miranda II - S.Antonio dos Lopes	142.60	500	nov/10	Dec/42
S.Antonio dos Lopes - Pres. Dutra	52.90	500	nov/10	Dec/42
Miranda II - Pres. Dutra – C2	195.80	500	mar/86	Dec/42
São Luiz II - Miranda II – C1	106.80	500	jul/84	Dec/42
São Luiz II - Miranda II – C2	106.80	500	mar/86	Dec/42
		500	nov/10	Dec/42
Sub-Total 500 kV	3,243.32	500
Altamira - Rurópolis	330.02	230	Oct/88	Dec/42
Guamá - Utinga - C1	19.40	230	Dec/81	Dec/42
Guamá - Utinga - C2	19.40	230	Dec/81	Dec/42
Tucuruí - Altamira	317.60	230	Jun/98	Dec/42
Utinga - Castanhal	69.27	230	Dec/94	Dec/42
Castanhal - Santa Maria	25.04	230	Dec/94	Dec/42
Vila do Conde - Guamá - C1	49.30	230	Apr/81	Dec/42
Vila do Conde - Guamá - C2	49.30	230	Dec/82	Dec/42
Marabá - Carajás	145.00	230	Oct/04	Dec/42
Carajás – Integradora - C1	83.00	230	Aug/08	Dec/42
Carajás – Integradora - C2	85.35	230	Aug/13	Dec/42
Carajás – Integradora - C3	85.35	230	Aug/13	Dec/42
Imperatriz - Porto Franco	110.10	230	Oct/94	Dec/42
São Luiz II - Miranda II	105.30	230	Nov/02	Dec/42
São Luiz II - São Luiz I - C1	18.60	230	Jan/83	Dec/42
São Luiz II - São Luiz I – C2	19.00	230	Sep/88	Dec/42
Miranda II - Peritoró	94.20	230	Dec/02	Dec/42
Pres. Dutra - Peritoró	115.00	230	Mar/03	Dec/42
Peritoró - Coelho Neto	223.00	230	Jul/06	Dec/42
Coelho Neto - Teresina	127.10	230	Sep/06	Dec/42
São Luiz II - UTE São Luiz	0.05	230	Jan/82	Dec/42
Barra Peixe – Rondonópolis – C1	217.00	230	Oct/97	Dec/42
Rondonópolis - Coxipó - C1	187.80	230	Sep/88	Dec/42
Rondonópolis - Coxipó - C2	187.80	230	Jul/84	Dec/42
Coxipó - Nobres	112.41	230	Sep/96	Dec/42
Nobres – Nova Mutum - C1	104.57	230	Sep/96	Dec/42
Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep/96	Dec/42
Lucas do rio Verde - Sorriso C-1	52.50	230	Sep/96	Dec/42
Sinop - Sorriso C-1	86.43	230	Sep/96	Dec/42
Barra Peixe – Rondonópolis – C2	216.79	230	Mar/08	Dec/42
Rio Verde (C. Magalhães) – Rondonópolis	177.83	230	Jul/83	Dec/42
Jauru - Coxipó - C1	366.00	230	Jun/03	Dec/42
Jauru - Coxipó - C2	366.00	230	Jun/03	Dec/42
Abunã - Rio Branco	302.00	230	Nov/02	Dec/42
Ariquemes - Jarú	83.82	230	Sep/94	Dec/42
Jarú - Ji-Paraná	80.69	230	Sep/94	Dec/42
Samuel - Ariquemes	151.60	230	Aug/94	Dec/42
Samuel - Porto Velho – C1	40.55	230	Jul/89	Dec/42
Samuel - Porto Velho – C2	40.55	230	Jul/89	Dec/42
Samuel (Usina) - Samuel (SE)	2.85	230	Jul/89	Sep/29
Porto Velho - Abunã	188.00	230	May/02	Dec/42
Ji-Paraná - Pimenta Bueno	117.80	230	Jun/08	Dec/42
Pimenta Bueno – Vilhena	160.20	230	Oct/08	Dec/42
Sub-Total 230 kV	5,427.37
Tucuruí-Vila - Cametá	214.21	138	Aug/98	Dec/42
Curuá-Uma - Tapajós-Celpa	68.80	138	Jan/06	Jul/28
Coxipó - São Tadeu	44.17	138	Jul/81	Dec/42
São Tadeu - Jaciara	77.92	138	Jul/81	Dec/42
Jaciara - Rondonopolis-Cemat	70.00	138	Jul/81	Dec/42
Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr/81	Dec/42
Sub-Total 138 kV	651.10
Tucuruí - Tucuruí Vila	2.30	69	Jul/97	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Jan/80	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Dec/85	Dec/42
Sub-Total 69 kV	5.10
Interconnected System Total	9,326.89
Total	10,022.78

General Total	10,702.80

103

8.1.2.Substation

8.1.2.1. Substation  – enterprises not affected by 12,783 law

Substation	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Operation

Ribeiro Gonçalves	350.00	Maranhão	Dec/11	Jan/39
Balsas	100.00	Maranhão	Dec/11	Jan/39
São Luis III	300.30	Maranhão	May/10	Mar/38
Miranda II (ATR1)	450.00	Maranhão	Nov/10	Jan/39
Lucas do Rio Verde (Só Autotrafo)	75.00	Mato Grosso	Apr/13	Jun/41
Nobres	200.00	Mato Grosso	Sep/13	Dec/41
Total	1,475.30

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Operation
Energy transmitter station S.A. (Shared transferred to Eletrobrás Eletronorte- Ordinance ANEEL 3532, of 11/23/2010)	Converter Station 01 CA/CC, 500/±600 KV and to Inverter Station 01 CC/CA, ±600/500 kV	7,295.20	100.00	Mar/13	Feb/39

104

8.1.2.2. Substation  – enterprises renewed in terms of 12,783 law – O&M

Substation	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Operation

Altamira	120.30	Pará	Jun/98	Dec/42
Cametá	23.55	Pará	Aug/98	Dec/42
Carajás	0.30	Pará	Nov/06	Dec/42
Guamá	454.00	Pará	Dec/81	Dec/42
Marabá	1,063.80	Pará	Oct/81	Dec/42
Rurópolis	200.60	Pará	Dec/98	Dec/42
Santa Maria	500.15	Pará	Sep/95	Dec/42
Tucuruí	619.00	Pará	Oct/81	Dec/42
Transamazônica	60.30	Pará	Dec/98	Dec/42
Tucuruí-Vila	58.44	Pará	Jun/99	Dec/42
Utinga	602.00	Pará	Dec/81	Dec/42
Vila do Conde	3,549.40	Pará	Dec/81	Dec/42
São Luis I	401.73	Maranhão	Dec/82	Dec/42
São Luis II	2,829.00	Maranhão	Dec/82	Dec/42
Miranda II	500.60	Maranhão	Jun/98	Dec/42
Peritoró	300.11	Maranhão	Dec/82	Dec/42
Presidente Dutra	721.03	Maranhão	Dec/82	Dec/42
Coelho Neto	130.00	Maranhão	Jan/00	Dec/42
Imperatriz	1,842.17	Maranhão	Dec/82	Dec/42
Porto Franco	266.50	Maranhão	Feb/94	Dec/42
Colinas	1.50	Tocantins	Mar/99	Dec/42
Miracema	362.50	Tocantins	Mar/99	Dec/42
Barra do peixe	150.60	Mato Grosso	Nov/93	Dec/42
Couto Magalhães	15.11	Mato Grosso	Oct/81	Dec/42
Coxipó	571.20	Mato Grosso	Jul/87	Dec/42
Jauru	600.45	Mato Grosso	Jun/03	Dec/42
Nova Mutum	60.60	Mato Grosso	Sep/96	Dec/42
Rondonopolis	200.90	Mato Grosso	Jul/83	Dec/42
Sinop	356.00	Mato Grosso	Sep/96	Dec/42
Sorriso	60.60	Mato Grosso	Sep/96	Dec/42
Epitaciolândia	22.10	Acre	Mar/08	Dec/42
Sena Madureira	18.75	Acre	Oct/08	Dec/42
Rio Branco	422.95	Acre	Nov/12	Dec/42
Ariquemes	120.30	Rondônia	Aug/94	Dec/42
Ji-Paraná	380.60	Rondônia	Sep/94	Jan/42
Porto Velho	525.60	Rondônia	Jul/89	Dec/42
Abunã	110.60	Rondônia	May/02	Dec/42
Samuel	0.30	Rondônia	jul/89	Dec/42
Pimenta Bueno	110.60	Rondônia	Jun/08	Dec/42
Vilhena	120.60	Rondônia	Oct/08	Dec/42
Jaru	30.15	Rondônia	Sep/97	Dec/42
Coaracy Nunes	40.08	Amapá	Nov/75	Dec/42
Portuária	20.05	Amapá	Apr/96	Dec/42
Amapá	10.08	Amapá	Dec/01	Dec/42
Tartarugalzinho	40.22	Amapá	Jun/00	Dec/42
Calçoene	10.08	Amapá	May/02	Dec/42
Santana	120.45	Amapá	Oct/75	Dec/42
Santa Rita	80.03	Amapá	Dec/07	Dec/42
Equatorial	79.95	Amapá	Aug/00	Dec/42
Macapá II	53.43	Amapá	Nov/96	Dec/42
Boa Vista	201.65	Roraima	Jul/01	Dec/42
Total	19,140.99

General Total	20,616.29

105

8.2.SPE

8.2.1.Transmission Lines

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Operation
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49.00	193	230	Aug/05	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	37.00	695	500	May/08	Apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.71	402	230	Sep/09	Mar/38
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	49.00	348	500	Nov/11	Nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	30.00	559	500	Mar/13	Oct/38

8.2.2.Substation – N/A

9.Transmission losses - %

1Q14	2Q14	3Q14
3.0	3.0	3.0

10.Main investments of parent company – R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Generation	2,629,923	3,429,508	2,132,717	64,171,782
HPU Coaracy 2nd stage	-	362,617	174,288	5,000,000
Generation system Maintenance	2,627,370	2,814,360	1,748,618	24,038,182
HPU Curuá-Una-Extension	2,553	252,531	209,811	1,500,000
Extension of Generation System	-	-	-	33,633,600
Transmission	57,332,076	58,454,857	85,998,469	409,199,023
TL Implementation Rio Branco – Cruzeiro do Sul	24,780,112	6,072	5,989,659	40,061,000
Reinforcement of the Isolated System	1,170,468	2,883,119	5,653,184	16,410,000
TS North/Northeast-Maranhão	49,692	360,577	1,835,527	5,000,000
Transmission system Maintenance	1,770,738	4,095,528	11,275,266	35,000,000
Reinforcement of interconnected system	29,561,066	51,109,562	61,244,833	312,728,023
Others	1,578,314	3,993,509	4,522,334	56,690,195
Preservation and conservation	1,074,447	2,897,141	2,637,377	38,590,195
Infrastructure	-	-	-	1,050,000
Infrastructure	849	83,658	20,180	1,050,000
Infrastructure	57,018	566,710	1,864,777	15,000,000
Headquarters	446,000	446,000	-	1,000,000
Total	61,540,313	65,877,875	92,653,520	530,061,000

106

11.New investments

11.1.Generation

11.1.1.Own assets – N/A

11.1.2.SPE

SPE	Unit	Location (State)	Installed Capacity (MW)	Assured Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Norte Energia S.A.	UHE Belo Monte	PA	11,233	4,571	Nov/15	Aug/11	Aug/45
Cia. Energética Sinop S.A.	UHE Sinop	MT	400	239.8	Mar/17	Dec/13	Feb/49

11.1.2.1. SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 3Q14
Norte Energia S.A.	UHE Belo Monte	29,375.00 Working final basis 25,885.00 Basis: April/10	14,983,60	58.6	19.98	ELETROBRAS / CHESF / PRIVADOS
Cia. Energética Sinop S.A.	UHE Sinop	1,804.81	79,6	10.4	24.50	CHESF / ALUPAR

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of investment (R$ million)		Extension of lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
	Total	Up to 3Q14
Jorge Teixeira – Lechuga (AM)	44,2	43,6	30	230	Feb/14	Jul/40
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12(*)	58,0	47,2	30	230	May/14(*)	May/42

(*) the TL is concluded and available to begin into Operation since May/14. But, the forecasted of conclusuion of substations for Dec/14, when the group might be energized, entering into Operation.

11.2.1.2.Substations

SE	Investiment (R$ million)		Transformation capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
	Total	Up to 3Q14
SE Rio Branco I – AT2 230/138/13,8KV	10,5 (basis dec/2010)	10,1	55	AC	Sep/13	Sep/43
SE Nobres – AT1/AT2 230/138kV	16,9 (basis sep/2011)	16,5	100	MT	Oct/13	Oct/41
SE Sinop - AT3 230/138kV	11,9 (basis jun/11)	11,9	100	MT	Sep/13	Sep/43
SE Miracema TR2 500/138/13,8kV	25,6 (basis dec/10)	24,3	180	MA	Oct/13	Jun/43

107

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	From-To	Participation (%)	Investiment (R$ million)		Extension of lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
			Total	Up to 3Q14
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,770,20	2,656,90	2,375	±600	Sep/14	Feb/39
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	658,40	526,36	987	230	Dec/14	Nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) e Equador (RR) - Boa Vista (RR), circuito duplo e SEs Equador (RR) Boa Vista (RR)	49.00	1,110,00	216,82	715	500	TL: Sep-16	Jan/42
							CE: Dec-14
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4.000 MW, junto a SE 500 kV Xingu; Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito; e Linha de Transmissão em Corrente Contínua de ±800 kV Xingu - Estreito.	24.50	5,049,00	-	2,092	±800	Feb/18	Jun/44

108

11.2.2.2.Substations

SPE	SE	Participation (%)	Investiment (R$ million)	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Concession
Luziânia Niquelândia Transmissora S.A.	SE Luziânia e SE Niquelândia	49.0	39.3	255	Luziânia (GO)/ Niquelândia (GO)	Aug/15	May/42

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
Eletrobras ECF-2092/01	207.97	202.63	197.30	12/30/2023	RGR+8.42% py
Eletrobras ECF-2272/02	317.37	298.33	279.29	05/30/2018	RGR+7% py
Eletrobras ECF-2273/02	71.20	66.12	61.03	09/30/2017	RGR+7% py
Eletrobras ECF-2710/08	7.95	7.00	6.04	04/30/2016	RGR+7% py
Eletrobras ECF-2757/09	127.72	125.40	122.15	06/30/2021	IPCA+7%py
Eletrobras ECF-2758/08	25.08	24.62	23.98	06/30/2021	IPCA+7% py
Eletrobras ECF-2794/09	1,531.55	1,520.72	1,474.04	12/30/2029	IPCA+7% py
Eletrobras ECF-2818/10	69.90	68.69	66.94	10/30/2021	IPCA+7% py
Eletrobras ECF-2934/11	383.89	382.47	377.43	01/30/2023	IPCA+7% py
Eletrobras ECF-3038/13	72.87	72.90	72.87	07/30/2020	SELIC
BNDES-03.2.782.3.1	255.06	229.64	204.17	09/15/2016	TJLP+3.5% py
BNDES-09.02.1355.1	30.24	29.28	28.34	11/15/2024	TJLP+2.5% py
BNDES-10.20.2677	10.43	10.19	9.94	11/15/2024	TJLP+2.5% py
Banco do Brasil	7.72	7.20	6.70	01/01/2018	8.5 % py
Banco do Nordeste	67.64	66.53	65.58	06/03/2031	8.5% py
Banco do Brasil	6.54	6.55	6.55	12/01/2026	8.5% py
Banco da Amazônia	24.26	23.72	23.33	01/01/2029	8.5% py
BNDES-11.2.13181.1	136.62	134.00	131.41	03/15/2027	TJLP+2.12 and 1.72% py
BNDES-11.2.0281.-ETE	496.32	490.98	482.56	11/15/2028	TJLP+2.12% py
BANCO DA AMAZÔNIA-ETE	242.10	222.99	244.77	07/10/2031	8.5% py
BASA-043.11/0029-2-DEBENDURES	-	222.99	226.53	10/15/2031	TJLP+1.5% py
BNDES-13.2.0672.1	-	-	17.21	10/15/2028	TJLP+3.05 and 3.05% py
BNDES-13.2.0673.1	-	-	14.98	08/15/2028	TJLP+3.05 and 3.05% py
BNDES-13.2.0679.1	-	-	4.45	03/15/2028	TJPL+3.05 and 3.05% py

Foreign currency – FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
Eletrobras ECR-257/97– BID	350.65	319.61	363.51	04/06/2025	US$+6.83% py
Eletrobras ECR-259/98 – CAF	18.07	17.77	13.05	08/04/2015	Libor+3.58% py
Eletrobras ECR – 260/98 – Eximbank	144.98	135.79	141.09	04/06/2025	Yen+3.5% py
Credit National 121/0118	0.00	0.00	0.00	12/31/2016	EUR+3.5% py
Credit National 121/0122	0.04	0.03	0.03	12/31/2016	EUR+3.5% py
D.M.L.P – Tesouro Nacional	0.47	*	*	04/15/2014	US$+8% py

* The contract was ended on 04.30.2014.

109

13.Contracts

13.1.Loans and financing – R$ million

13.1.1.Parent company

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity
Generation	73.03	299.53	286.18	218.02	178.17	1,582.46	2,637.39
Transmission	89.46	182.88	180.33	174.62	159.36	1.228.21	2,014.86
Energy tradings	0.08	12.96					13.04
By creditor
Eletrobras	81.91	293.89	305.53	305.21	251.93	1,930.52	3,168.99
Others	80.66	201.48	160.98	87.43	85.60	880.15	1,496.30

13.1.2.SPE

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	15,633,099,574.34	16,698,705,908.62	17,843,115,587.53	-	-	-
Transmission	2,998,377,766.74	2,780,625,746.14	2,351,166,010.07	-	-	-
Energy tradings
By creditor
BNDES	11,267,936,288.34	11,779,547,029.24	12,008,826,667.61	-	-	-
Others	7,363,541,052.75	7,699,784,625.52	8,185,454,929.99	-	-	-
Total	18,631,477,341.09	19,479,331,654.76	20,194,281,597.60	-	-	-

14.Number of employees  (including requested employees from other Eletrobras companies and excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	21	18	19
6 to 10	236	239	240
11 to15	18	18	17
16 to 20	18	17	18
21 to 25	121	121	117
beyond 25	186	187	188
Total	600	600	599

110

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	72	42	37
6 to 10	327	356	358
11 to15	57	57	60
16 to 20	42	42	41
21 to 25	159	158	157
beyond 25	446	447	444
Total	1,103	1,102	1,097

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	77	64	38
6 to 10	503	516	527
11 to15	8	8	9
16 to 20	16	16	15
21 to 25	304	301	298
beyond 25	458	462	462
Total	1,366	1,367	1,349

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Acre	133	133	134
Amazonas	11	12	14
Amapá	170	170	169
Maranhão	348	348	347
Mato Grosso	197	198	199
Pará	454	450	449
Rondônia	237	237	236
Roraima	48	48	48
São Paulo	37	36	36
Tocantins	54	54	54
Tucuruí	278	279	277
Distrito Federal	1,102	1,104	1,082
Total	3,069	3,069	3,045

14.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	1,031	1,702	1,696
Administrative	2,493	1,367	1,349
Total	3,524	3,069	3,045

15.Complementary work force

Operational	1Q14	2Q14	3Q14
	380	399	394

16.Turn-over - %

1Q14	2Q14	3Q14
0.23	0.05	0.29

111

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets
Availabilities	5,125	29,228
Clients (Consumers and Resellers)	200,295	156,886
Loans and Financing - Principal	-	-
Marketable securities	33,323	305,559
Deferred Fiscal Assets (Taxes and Contribution)	17,828	42,758
Income tax and Social Contribution	9,089	-
Reimbursement Right - CCC (12,111 Law)	-	-
Stored Material	138,816	93,514
Storage of Nuclear fuel	340,319	343,730
Financial Asset	-	-
Other	71,623	59,766
	816,418	1,031,441
Non-Current Assets
Clients (Consumers and Resellers)	-	-
Loans and Financing - Principal	-	-
Marketable securities	-	-
Deferred Fiscal Assets (taxes and Contributions)	-	-
Income tax and Social Contribution	-	-
Reimbursement Right – CCC (12,111 law)	-	-
Linked deposits	45,292	42,432
Stored Nuclear fuel	496,683	430,072
Other	334,536	285,459
Advance for equity participation	-	-
	876,511	757,963
Investment	-	-
Fixed Asset	10,139,054	9,103,682
Intangible	53,128	45,450
Non-Current Assets Total	11,068,693	9,907,095
Total Assets	11,885,111	10,938,536

112

Liabilities and Stockholders’ Equity	09.30.14	09.30.13
Current Liabilities
Suppliers	140,748	152,308
Loans and financing - Principal	830,896	56,843
Loans and financing - Charges	10,721	4,552
Taxes and social contributions	53,044	53,457
Income tax and Social Contribution	-	-
Advance from clients (Energy sell in advance)	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	327,151	119,697
Provision for contingencies	-	-
Post-employment benefits (Complementary Pension Fund)	11,789	8,376
Onerous Contracts	-	-
Sector charges (regulatory taxes)	-	-
Incentive to personnel retirement	55,473	2,502
Others	78,800	16,560
	1,508,622	414,295
Non-Current Liabilities
Suppliers	-	-
Loans and Financing - Principal	3,338,348	2,709,410
Taxes and Social Contribution	-	-
Income tax and Social Contribution	-	-
Advance from Clients	-	-
Estimated Obligations	79,166	-
Provision for Contingencies	145,531	72,440
Provision for onerous contaract	-	-
Post-Employment Benefit (Complementary Pension Fund)	48,286	233,573
Leasing	-	-
Sectorial Charges (regulatory taxes)	-	-
Demobilization of asset obligation	1,278,809	1,025,185
Advance for future capital increase	-	-
Others	100,930	75,857
	4,991,070	4,116,465
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Capital Reserves	-	-
Profit Reserves	-	-
Additional Proposed Dividend	-	-
Accrued profit/losses	-1,200,914	-22,854
Other comprehensive income	-20,925	-176,628
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	5,385,419	6,407,776
Total Liabilities and Stockholders’ Equity	11,885,111	10,938,536

113

Statement of Income

(R$ thousand)

	09.30.14	09.30.13
Operating Revenue
Supply	1,618,404	1,520,605
Other Operating Revenue	220	-
Deductions to the Revenue	-196,596	-134,921
Net Operating Revenue	1,422,028	1,385,684
.
Operating Costs
Charges over the use of electric grid	-47,063	-43,269
Fuel for electric energy production - CCC	-220,505	-211,363
Operating expenses
Personnel, Material and Third-part related Service	-757,509	-665,491
Depreciation and Amortization	-271,155	-217,318
Donations and Contributions	-	-
Provisions	-61,747	-50,109
Realignment Headcount Plan	-305,404	-
Others	-56,000	-52,798
Operating Cost and Expenses	-1,719,383	-1,240,348
Operating Result before Financial Result	-297,355	145,336
Financial result	-119,031	-52,543
Income before Income tax and Social Contribution	-416,386	92,793
.
Current Income tax and Social contribution	-26,001	-12,250
Deferred Income tax and Social Contribution	-	-33,405
Net income for the period	-442,387	47,138

114

Cash Flow

(R$ thousand)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	-416,386	92,793
Depreciation and amortization	271,155	217,318
Net monetary and currency variations	42,518	11,283
Financial charges	25,064	31,236
Equity Equivalency Result	-	-
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	-	-
Provision for contingencies	50,397	5,069
Provision for staff realignment	305,404	-
Impairment	-	-
Global reversal reserve charges	-	-
Adjustment to present value / market value	57,939	33,694
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Revenue of financing assets - IRR	-	-
Derivative financial instruments	-	-
Others	263,795	285,647
Variation in operating assets / liabilities	-397,387	-316,051
Cash generated in operating activities	202,499	360,989

Financial charges paid	-49,576	-44,954
Payment of global reversal reserve charges	-	-
Financial charges received	-	-
Remuneration received from equity participation	-	-
Financial asset revenue by RAP	-	-
Receiving compensation for financial asset	-	-
Payment of income tax and social contribution	-32,091	-19,426
Payment of pension fund	-	-
Lawsuits payment	-	-
Legal deposits	-5,749	-2,918
Net cash operating activities	115,083	293,691

FINANCING ACTIVITIES
Loans and financing obtained	860,863	299,969
Loans and financing payable – principal	-37,767	-64,238
Payment of Shareholders remuneration	-	-
Payment on refinancing of taxes and contributions - Principal	-	-
Receipt of Advance for future Capital Increase	-	-
Others	-10,092	-
Net financing activities	813,004	235,731

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-910,511	-824,438
Acquisition of intangible asset	-12,612	-12,155
Acquisition of Concession asset	-	-
Advance for future capital increase	-	-
Acquisition of equity participation	-	-
Others	-6,756	205,045
Net cash investment activities	-929,879	-631,548

Increase (decrease) in cash and cash equivalent	-1,792	-102,126

Cash and cash equivalent – beginning of period – 12/31/13	6,917	131,354
Cash and cash equivalent – end of period – 03/31/14	5,125	29,228
	-1,792	-102,126

115

Analysis of the result

3Q14 x 2Q14

The Company presented a profit in 3Q14 110.4% higher than the registered in the previous quarter, from a loss of R$ (166.2) million in 2Q14 to a profit of R$ 17.3 million in 3Q14, mainly due the factors described below.

Operating Revenue

The electric energy supply decreased by 4.2%, from R$ 541.9 million in 2Q14 to R$ 519.4 million in 3Q14, mainly due to the negative adjustment of forecast revenues complementary RAG (Annual Revenue Generation).

Operating Expenses

The personnel expenses, materials and third-part related services had increased 22%, from R$ (255.3) million in 2Q14 to R$ (311.6) million in 3Q14, primarily due to expenses related to the execution of the Early Retirement Program.

The spending in Early Retirement Program (PID) showed an increase of 207.1% from an expense of R$ (49.5) million in 2Q14, to an income of R$ 53 million in 3Q14, mainly due to the reversal of provision occurred as the retirements started in August 2014.

The fuel for electricity production decreased by 15.9% from R$ (73.5) million, in 2Q14, to R$ (61.9) million, in 3Q14, mainly due to the increase in fuel consumption in 3Q14.

The operational provisions decreased by 118.1%, from a provision of R$ (67.5) million in 2Q14, for a reversal of R$ 12.2 million in 3Q14, mainly due to the reversal of a provision of the PID of R$ 48 million, by the exit of employees in August and September.

Financial Result

The net foreign currency variations decreased by 112%, from an expense of R$ (18.7) million in 2Q14, a recipe for R$ 2.2 million in 3Q14, mainly due to currency fluctuations on debt with suppliers from abroad in 3Q14.

The other financial income decreased by 443.5%, from an expense of R$ (8.5) million in 2Q14 to a revenue of R$ 29.3 million in 3Q14, mainly due to the compensation fund decommissioning the 3Q14, due to sharp movements in the dollar during the quarter.

116

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14	3Q14
Angra I	640	509,8	1,299,694.18	842,821.64	1,427,505.52
Angra II	1,350	1,204.7	2,939,049.94	2,926,158.78	1,586,080.78
Total	1,990	1,714.5	4,238,744.12	3,768,980.42	3,013,586.30

Unit	Location (State)	Beginning of Operation	End of Concession = Useful Economic Life
Angra I	Rio de Janeiro	01/1985	12/2024
Angra II	Rio de Janeiro	09/2000	08/2039

2. Electric energy purchased for resale  - N/A

3. Energy sold

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-		--
	B	15,8	109,906,136	15,4	97,531,195	14,7	77,873,107
Others	A	-	-	-	-
	B	542,3	3,765,422,290	526,6	3,341,452,522	504,6	2,667,959,623
Total	A
	B	558,1	3,875,328,426	542,0	3,438,983,717	519,3	2,745,832,73

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity

Type	1Q14		2Q14		3Q14
	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million
Uranium	72,101	85,1	59,990	73,5	56,551	61,9

6. Losses in generation - %

1Q14	2Q14	3Q14
2.11	2.38	2.12

7. Average price– R$/MWh

1Q14	2Q14	3Q14
143.76	157.69	189.12

8. Extension of transmission lines - Km – N/A

9. Transmission losses - % - N/A

117

10.Main investments– R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Generation
Angra 1 and 2 (Maintanence)	29,735.3	36,269.5	58,567.0	405,743.7
Angra 3	155,198.4	532,649.9	279,737.9	2,110,817.6
Others	9,602.7	2,355.7	2,291.5	45,253.6
Total	194,536.4	571,275.1	340,596.4	2,561,814.9

11. New investments

Generation

Unit	Location (State)	Total of investment (R$ million)	Investment up to 3Q14 (R$ million)	Installed capacity (MW)	Guaranteed energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Angra 3	RJ - Angra dos Reis	14,882 **	5,039.6	1,405	1,214,2	Dec/18	Jul/08	Mar/58*

*There is still no license of Operation for Angra 3. It considers 40 years.

** Direct costs.

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Date Due	Index
Eletrobras	1,083.6	1,062.2	1,048.0	01.30.2038	5% py/UFIR
BNDES	2,118.8	2,260.6	2,358.3	06.15.2036	1.72% py + TJLP
CEF	264.0	760.8	773.6	12.27.2014	6.7% py

Foreign currency – FC – N/A

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity	789,495	61,371	79,879	102,628	134,465	3,012,127	4,179,965
Generation	789,495	61,371	79,879	102,628	134,465	3,012,127	4,179,965
By creditor	789,495	61,371	79,879	102,628	134,465	3,012,127	4,179,965
Eletrobras	9,442	61,371	47,280	34,161	61,398	834,395	1,048,047
BNDES	6,425	-	32,599	68,467	73,067	2,177,732	2,358,290
CEF	773,628	-	-	-	-	-	773,628

118

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Tenure in years	1Q14	2Q14	3Q14
Up to 5	397	416	412
6 to 10	345	351	330
11 to15	304	306	337
16 to 20	166	166	165
21 to 25	126	126	117
beyond 25	504	501	449
Total	1,842	1,866	1,810

Administration

Tenure in years	1Q14	2Q14	3Q14
Up to 5	148	149	147
6 to 10	137	139	136
11 to15	59	60	66
16 to 20	10	11	11
21 to 25	79	79	65
beyond 25	280	282	245
Total	713	720	670

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Rio de Janeiro	2,550	2,581	2,475
Federal District	05	05	05

14.3.By departments

Departments	Number of employees
	1Q14	2Q14	3Q14
Field	1,842	1,866	1,810
Administrative	713	720	670

15.Complementary work force – N/A

16.Turn-over - %

1Q14	2Q14	3Q14
0.0043	0.0081	0.0284

119

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	Consolidated
	09.30.14	09.30.13
Current Assets
Availabilities	59,763	795,954
Clients (Consumers and resellers)	161,358	238,653
Financing and Loans - Principal	1,359	1,324
Marketable Securities	181,178	-
Dividends to Receive (Remuneration from equity participations)	7,696	3,330
Fiscal Assets Deferred (Taxes and Contributions)	18,027	75,991
Income Tax and Social Contribution	61,660	0
Linked Deposits	24,837	65,742
Stored Material	35,482	33,739
Financial Asset	63,855	61,746
Receivable 12,783/13 Law	431,773	391,107
Others	89,742	59,693
Total Current Assets	1,136,730	1,727,279
.
Non-Current Assets
Clients (Consumers and resellers)	501,303	387,861
Financing and Loans - Principal	4,459	1,358
Marketable Securities	176	142
Fiscal Assets Deferred (Taxes and Contributions)	28,941	291,795
Income Tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement Rights – CCC (12,111 law)	-	-
Linked Deposits	127,079	92,078
Financial Asset – Annual allowed Revenue (transmission)	2,074,963	2,193,825
Receivables 12,783/13 Law	-	325,923
Others	91,401	7,586
Advances for equity participation	389,595	137,601
	3,217,917	3,438,169
INVESTMENTS	2,613,454	2,320,317
FIXED	2,367,629	2,475,186
INTANGIBLE	173,737	181,514
Non-Current Assets Total	8,372,737	8,415,186
Assets Total	9,509,467	10,142,465

120

Liabilities and Stockholders’ Equity	Consolidated
	09.30.14	09.30.13
Current Liabilities
Suppliers	50,003	49,364
Loans and financing	399,909	387,455
Taxes and Social Contributions	52,426	48,062
Income tax and Social Contribution	154	-
Derivatives	-	-
Advance from consumers (Energy sell in advance)	-	-
Remuneration to shareholders (dividends to pay)	273,296	68,529
Estimated obligations	99,352	102,626
Provisions for contingencies	-	-
Post-employment benefit (Supplementary Pension Fund)	9,465	11,733
Onerous Contracts	-	-
Concessions to pay - UBP	2,053	1,939
Sectorial Charges (regulatories fees)	38,949	32,929
Incentive for personnel retirement	-	530
Others	120,157	177,184
Total of current Liabilities	1,045,764	880,351

Non-Current Liabilities
Suppliers	-	-
Loans and financing - principal	2,643,448	2,611,826
Taxes and Social Contributions	53,999	82,077
Income tax and Social Contribution	28,296	-
Advance from consumers (Energy sell in advance)	-	-
Estimated obligations	21,010	2,121
Provisions for contingencies	56,791	100,981
Provisions for uncovered liabilities on invested companies	16,343	-
Provision for Onerous Contracts	-	727,717
Post-employment benefit (Supplementary Pension Fund)	75,962	236,447
Leasing	-	-
Concessions to pay - UBP	23,502	27,107
Advance for future capital increase	63,976	607,987
Incentive for personnel retirement	-	57,458
Others	19,160	177
Non-Current Total	3,002,487	4,453,898

Stockholders’ Equity
Social Capital	4,295,250	3,740,410
Capital reserve	-	-
Profit reserve	1,072,411	1,059,172
Additional proposed dividends	-	-
Accumulated Profit/Losses	143,367	181,764
Others comprehensive Results	-63,987	-186,577
Non-Controlling shareholders participation	14,175	13,447

Total Stockholders’ Equity	5,461,216	4,808,216

Total Liabilities and Stockholders’ Equity	9,509,467	10,142,465

121

Statement of Income

(R$ thousand)

	Consolidated
	09.30.14	09.30.13
Operating Revenue
Generation
Supply	241,745	-
Supply	-	192,157
Short Term Electric Energy	7,331	46,583

Transmission
O&M Revenue Renewed Lines	363,735	325,578
O&M Revenue	72,986	114,725
Construction Revenue – Transmission	28,867	94,345
Return on Investment - T	148,331	67,389
Others Operationg Revenues	20,616	19,023

Deductions to Revenue	-95,146	-82,806
Net Operating Revenue	788,465	776,994

Operating Costs
Electric Energy purchased for resale	-33,609	-35,673
Charges over the electric energy network usage	-10,291	-8,246
Fuel for electric energy production - CCC	-	-
Construction Cost	-28,867	-94,345
Operating Expenses
Personnel, Material and Third party services	-336,444	-312,269
Remuneration and Reimbursement	-4,938	-5,827
Depreciation and Amortization	-95,115	-65,792
Donations and Contributions	-4,463	-3,315
Provisions	412,250	103,083
Others	-24,675	-22,828
Operating Costs and Expenses	-126,152	-445,212

Equity Participation Results	-261,429	417
Operating Result before Financial result	400,884	332,199

Financial Result	-52,849	-58,174
Result before Income tax and Social Contribution	348,035	274,025

Current Income tax and Social Contribution	-13,931	-24,191
Deferred Income tax and Social Contribution	-188,475	-66,257
Net Profit of the period	145,629	183,577

122

Cash Flow

(R$ thousands)

Cash Flow	09.30.2014	09.30.2013
Operating Activities
Income before income tax, social contributionx	348,035	274,025
Depreciation and amortization	95,115	65,792
.
Monetary / Exchange net variation	-30,562	-12,179
Financial Charges	108,211	130,468
Equity method result	261,429	-417
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	-56	56
Provision for contingencies	-4,302	22,011
Provision for realignment of staff plan	151	66,975
Provision for impairment	-407,893	-206,055
.
.
Charges of reversal global reserve	-	-
Adjustment to present value / market value (sum to Others item)	4,067	-
Minority participation in the result	-	-
Charges on shareholders funds	19,871	3,612
.
Revenue of Financial Asset by IRR	-148,331	-67,389
Derivatives	-	-
Others	-438,809	-451,101
Increase/Decrease in operating assts/liabilities	-237,846	-26,370
Cash from operating activities	-430,920	-200,572

Payment of financing charges	-152,307	-187,738
Payment of charges of reversal global reserve	-	-
Financial charges receiving	347	436
Receiving of investment remuneration on equity participation	14	9,531
Receiving of annual allowed revenue (financial asset)	626,038	557,089
Receiving of indemnities of financial asset	267,699	1,387,347
Payment of income tax and Social Contribution	-21,027	-31,362
Payment of complementary pension fund	-	-
Payment of lawsuit contingencies	-	-
Lawsuits deposits	-272	-24,161
Net cash from operating activities	289,572	1,510,570

Financing Activities
Loans and Financing obtained	950	345,578
Payment of loans and Financing - Principal	-204,676	-175,451
Payment to shareholders	-320	-88
Payment of refinancing of taxes and social contributions - principal	-13,975	-23,725
Receiving of future capital increase	-	-
Others	-8,512	-8,121
Net cash from financing activities	-226,533	138,193

Investment Activities
Fixed Asset Acquisition	-78,834	-124,257
Intangible Asset Acquisition	-909	-449
Concession Asset Acquisition	-28,867	-94,345
Concession of cash in advance for future capital Increase	-303,134	-
Acquisition/Contribution of Capital in equity participation	-365,243	-975,863
Others	-	131,117
Net cash from Investment Activities	-776,987	-1,063,797

Increase (decrease) in cash and cash equivalent	-713,948	584,966

Cash and cash equivalent – beginning of period - 12/31/13	773,711	210,988
Cash and cash equivalent – end of period – 03/31/14	59,763	795,954
	-713,948	584,966

123

Analysis of the result

3Q14 x 2Q14

The Company had a net loss in the 3Q14 167.9% lower than reported in the previous quarter, from a profit of R$ 61.4 million in the 2Q14 for a loss of R$ (41.7) million in the 3Q14, primarily due to the factors described below.

Operating Revenue

In generation:

The supply of electricity to distribution companies increased by 5.7%, from R$ 77.0 million in the 2Q14 to R$ 81.4 million in the 3Q14, due to contractual adjustments, as well as the seasonality of sales contracts.

Revenue from sale of electricity decreased by 869% because of reduced physical assurance of plants due to the occurrence of GSF (Generation Scaling Factor).

In transmission:

Revenues from operation and maintenance of renewed lines had an increase of 24% from R$ 111 million in the 2Q14 to R$ 137.6 million in the 3Q14, mainly due to the adjustment in the amount of RAP on the 2014/2015 cycle and adjustments related to the variable amount and system apportionment.

Revenues from operation and maintenance had an increase of 20.4%, from R$ 45.7 million in the 2Q14, for R$ 55 million in the 3Q14, mainly due to the reduction in the percentage of operation and maintenance by the readjustment of the value of the RAP on the 2014/2015 cycle.

Other operating revenue increased 15%, from R$ 6.8 million in the 2Q14 for R$ 7.9 million in the 3Q14, due primarily to an increase in service delivery.

Operating Expenses

Expenses for personnel, material and services decreased by 2.9%, from R$ 123 million in the 2Q14 to R$ 119.5 million in the 3Q14, mainly due to salary adjustment in the second quarter and that reflects on all provisions accounting, such as vacation pay and related charges.

Electricity purchased for resale increased by 2.6%, from R$ 15.3 million in the 2Q14 to R$ 15.8 million in the 3Q14, due mainly due to the purchase of the Power Purchase Agreement - PPA signed with SPE Energia Sustentável do Brasil (UHE Jirau).

Operating Provisions decreased 15.8%, from a reversal of R$ 130.3 million in the 2Q14 for a reversal of R$ 109.8 million in the 3Q14, mainly due to reversal of provision for onerous contracts in UHE Jirau. While in the 2Q14 reversal was R$ 132.0 million, in the 3Q14 was R$ 108.1 million.

Financial Results

Financial income decreased by 33.6%, from R$ 15.7 million in the 2Q14 to R$ 10.4 million in the 3Q14, mainly due to changes in cash and cash equivalents.

The charges on shareholder remuneration decreased by 35%, from R$ 11.1 million in the 2Q14 to R$ 7.2 million in the 3Q14, due mainly to update in Selic, in the 2Q14, of additional dividends proposed in respect of 2014 first half.

Net monetary variations increased 64.7%, from R$ 14.3 million in the 2Q14 to R$ 23.5 million in the 3Q14, mainly due to variation on loans and financing from Eletrobras that are adjusted by the IPCA, and contingencies update.

Shareholding Participations

The result from equity investments decreased by 248.8% from a loss of R$ (44.8) million in the 2Q14 to a loss of R$ (156.3) million in the 3Q14, mainly due to inferior results presented by investees companies.

124

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14	3Q14
UHE Passo São João	77.0	41.1	67,052.7	119,228.2	143,053.7
UHE Mauá*	177.9	96.9	186,075.2	253,601.7	302,507.4
UHE São Domingos	48.0	36.4	50,819.7	48,277.8	48,202.5
SCH Barra do Rio Chapéu	15.15	8.61	13,740.0	18,764.0	14,723.9
SCH João Borges	19.0	10.14	12,760.3	25,586.7	19,297.3
Cerro Chato I WPP	30	11	22,236.2	24,042.3	28,611.6
Cerro Chato II WPP	30	11	23,209.4	25,445.5	30,441.5
Cerro Chato III WPP	30	11	22,391.0	24,640.5	29,583.3
Megawatt Solar	0.93	-	-	35.1	171.5

* Mauá Consortium (49% Eletrosul). The figures relate to the company's participation in the venture

Plant	Location (State)	Beginning of Operation	End of Operation
UHE Passo São João	RS	Mar/12	Aug/41
UHE Mauá*	PR	Nov/12	Jul/42
UHE São Domingos	MS	Jun/13	Dec/37
PCH Barra do Rio Chapéu	SC	Feb/13	May/34
PCH João Borges	SC	Jul/13	Dec/35
WPP Cerro Chato I	RS	Nov/11	Aug/45
WPP Cerro Chato II	RS	Set/11	Aug/45
WPP Cerro Chato III	RS	May/11	Aug/45
Megawatt Solar	SC	May/14	-

* Mauá Consortium (49% Eletrosul)

1.2.SPE

SPE	Plant	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
				1Q14	2Q14	3Q14
ESBR Participações S.A.	UHE Jirau*	3,750.0	2,184.6	289,282,53	730,294,27	1,047,941,35
Eólica Livramento	Wind Plant**	78.0	29.0	4,089,30	8,181,40	20,238,8

* UHE Jirau is operating with 975 MW capacity

** The wind power plants refers to plants of Livramento Holding, operating with 18 MW of installed capacity.

Plant	Participation (%)	Location (State)	Beginning of Operation	End of Operation
UHE Jirau	20.00	RO	Sep/13	Aug/43
Wind – Livramento Holding SA	49.00	RS	Nov/13	Mar/47

125

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	-	-	-
	R$ million	-	-	-
Others*	MWh	12,178,792	10,968,506	67,699,035
	R$ million	4,51	1,857	21,61
Total	MWh	12,178,792	10,968,506	67,699,035
	R$ million	4,51	1,857	21,61

* Includes the reimbursement to Klabin (PCH Salto Mauá). According to Concession Contract # 001/2007, the enterprise should reimburse Klabin, bythe loss in generation in PCH Salto Mauá.

2.2.SPE

Livramento Holding S.A.

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	17,176,7	47,403,7	42,181,63
	R$ million	11,537	27,363	25,702
Others	MWh	-	-	-
	R$ million	-	-	-
TOTAL	MWh	17,176,7	47,403,70	42,181,63
	R$ million	11,537	27,363	25,702

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law (not from quotas)

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Others	A	76,0	454,413,7	69,5	417,140,5	73,9	429,127,0
	B*	7,3	59,727,9	7,3	57,999,5	7,4	61,216,4
Total	A	76,0	454,413,7	69,5	417,140,5	73,9	429,127,0
	B	7,3	59,727,9	7,3	57,999,5	7,4	61,216,4

A – Regulated enviroment

B - Through free market agreements or bilateral contracts

* Includes the reimbursement to Klabin (PCH Salto Mauá). According to the Concession Contract # 001/2007 – MME – HEU Mauá, the enterprise should reimburse Klabin by loss  in generation in Salto Maua PCH

126

3.1.2. Energy sold by enterprises affected by 12,783 law – O&M – N/A

3.2.SPE

ESBR Participações S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	3,2	32,900	8,3	88,100	12,7	131,300
	B	1,6	9,500	3,7	21,900	16,7	98,300
Others	A	28,2	299,400	76,5	799,600	112,0	1,141,200
	B	2,4	14,200	5,6	32,900	24,3	143,900
Total	A	31,4	332,300	84,8	887,700	124,7	1,272,500
	B	4,0	23,700	9,3	54,800	41,0	242,200
TOTAL CCEE		91,4	-66,800	108,1	-212,200	12,9	-466,700

A – Regulated enviroment

B - Through free market agreements or bilateral contracts

Livramento Holding S.A.

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	0.765	2,762,232	1,529	6,918,74	0.346	6,921,85
	B
Others	A	6,316	23,001,768	13,136	57,702,47	2,856	57,110,14
	B
Total	A	7,081	25,764,000	14,665	64,621,21	3,202	64,031,99
	B

A – Through Auctions

B - Through free market agreements or bilateral contracts

4.CCEE settlement (Spot and MRE – Regulated Market)

	Unit	1Q14	2Q14	3Q14
Net	R$ million	-10,33	-10,30	-0.04
	MWh	-117,100,99	52,020,60	169,390,74
	MWaverage	-54,19	23,82	76,72

5. Fuel used to produce electricity - N/A

6. Losses in generation - %

1Q14	2Q14	3Q14
3.31	3.35	3.17

* Considers Basic Network and Internal Losses

127

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14	2Q14	3Q14
166.11	168.50	173.68

7.1.Own assets – enterprises renewd in terms of 12,783 law – O&M – N/A

7.2.SPE

SPE	1Q14	2Q14	3Q14
ESBR Participações S.A.	99.31	99.87	109.38
Livramento Holding S.A.	274.85	232.66	50.01

8.Extension of transmission lines – Km

8.1.Own assets

8.1.1.Transmission lines

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Blumenau – Biguaçu /Campos Novos	357.8	525	Sep/06	Mar/35
Salto Santiago/Ivaiporã	168.5	525	Oct/05	Feb/34
Ivaiporã/Cascavel Oeste	203.4	525	Oct/05	Feb/34
Campos Novos(SC)/Nova S. Rita(RS)	257.4	525	May/09	Apr/36
Sub/Total 525 kV	987.1
Coletora Porto Velho / P. Velho (RO)	44.0	500/230	Aug/12	Feb/39
Sub/Total 500/230 kV	44.0
Presidente Médice/Santa Cruz	237.4	230	Jan/10	Mar/38
Monte Claro /Garibaldi	33.5	230	Sep/13	Oct/40
Sub/Total 230 kV	270.9
General Total	1,302.0

8.1.1.2.Transmission lines – enteprises renewed in terms of 12,783 law – O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Areia/Bateias	220.3	525	Jun/00	Dec/42
Areia/Campos Novos	176.3	525	Sep/82	Dec/42
Areia/Curitiba	235.8	525	Jun/00	Dec/42
Areia/Ivaiporã	173.2	525	May/82	Dec/42
Areia / /Segredo	57.8	525	Aug/92	Dec/42
Blumenau / /Curitiba	135.7	525	Dec/83	Dec/42
Campos Novos / /Machadinho	50.2	525	Jan/02	Dec/42
Campos Novos / /Caxias	203.3	525	Dec/01	Dec/42
Caxias / /Gravataí	78.7	525	Dec/01	Dec/42
Caxias / /Itá	256.0	525	Feb/02	Dec/42
Curitiba –Bateias	33.5	525	Jun/00	Dec/42
Itá – Nova Santa Rita	314.8	525	Apr/06	Dec/42
Gravataí – Nova Santa Rita	29.1	525	Apr/06	Dec/42
Itá / /Machadinho	70.1	525	Jan/02	Dec/42
Itá / /Salto Santiago	186.8	525	Sep/87	Dec/42
Ivaiporã / /Londrina	121.9	525	Apr/88	Dec/42
Ivaiporã / /Salto Santiago	165.6	525	May/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Sep/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Feb/92	Dec/42

128

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Jun/04	Dec/42
Salto Santiago //Segredo	60.9	525	Aug/92	Dec/42
Salto Santiago //Segredo	2.1	525	Aug/92	Dec/42
Areia / /Gov. Bento Munhoz	10.7	525	Sep/80	Dec/42
Areia / /Gov. Bento Munhoz	10.9	525	Aug/81	Dec/42
Cascavel D'Oeste /Guaíra	126.2	525	Apr/01	Dec/42
Campos Novos / /Machadinho 2	39.9	525	Jan/02	Dec/42
Ivaiporã / /Londrina 2	122.1	525	Apr/88	Dec/42
Itá / /Salto Santiago 2	187.6	525	Sep/87	Dec/42
Sub/Total 525 kV	3,071.9
Anastácio – Dourados	210.9	230	Aug/94	Dec/42
Areia / Ponta Grossa Norte	181.6	230	Oct/76	Dec/42
Areia / Salto Osório	156.3	230	Jan/77	Dec/42
Areia / Salto Osório	156.2	230	Dec/76	Dec/42
Areia / São Mateus do Sul	129.0	230	Jul/90	Dec/42
Assis / Londrina Copel	114.3	230	Mar/79	Dec/42
Blumenau –Jorge Lacerda B	129.5	230	Oct/80	Dec/42
Biguaçu – Blumenau 2	116.4	230	Jun/79	Dec/42
Blumenau – Itajaí	37.5	230	Jan/02	Dec/42
Blumenau – Itajaí	37.5	230	Mar/02	Dec/42
Blumenau – Joinville	67.0	230	Sep/79	Dec/42
Blumenau – Joinville Norte	72.8	230	Apr/79	Dec/42
Blumenau – Palhoça	133.9	230	Jan/84	Dec/42
Campo Mourão / Apucarana	114.5	230	Feb/76	Dec/42
Campo Mourão /Maringá	79.9	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 1	181.2	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 2	181.3	230	May/76	Dec/42
Canoinhas /São Mateus do Sul	47.7	230	Feb/88	Dec/42
Cascavel /Cascavel D'Oeste	9.9	230	Apr/01	Dec/42
Caxias / Caxias 5	22.5	230	Jun/09	Dec/42
Curitiba –Joinville	99.7	230	Jun/77	Dec/42
Curitiba /São Mateus do Sul	116.7	230	Jul/90	Dec/42
Farroupilha /Caxias 5	17.9	230	Oct/05	Dec/42
Monte Claro – Passo Fundo	211.5	230	Sep/04	Dec/42
Farroupilha /Monte Claro	31.0	230	Sep/04	Dec/42
Farroupilha /Monte Claro2	31.0	230	Sep/04	Dec/42
Monte Claro – Nova Prata	30.9	230	Sep/04	Dec/42
Jorge Lacerda A /Jorge Lacerda	0.8	230	Dec/79	Dec/42
Jorge Lacerda "B"/ Palhoça	120.6	230	Aug/05	Dec/42
Jorge Lacerda / Siderópolis 1	49.4	230	Jun/79	Dec/42
Jorge Lacerda / Siderópolis 2	47.3	230	Aug/79	Dec/42
Londrina(Eletrosul) / Assis	156.5	230	May/05	Dec/42
Londrina(Eletrosul) / Maringá	95.3	230	May/05	Dec/42
Londrina – Apucarana	40.4	230	Apr/88	Dec/42
Londrina Eletrosul / Londrina Copel	31.6	230	Apr/88	Dec/42
Atlândida 2 / Osório 2	36.0	230	May/07	Dec/42
Passo Fundo / Nova Prata 2	199.1	230	Nov/92	Dec/42
Passo Fundo – Xanxerê	79.3	230	May/75	Dec/42
Passo Fundo – Xanxerê	79.2	230	Nov/79	Dec/42
Passo Fundo / Passo Fundo 1	0.4	230	Mar/73	Dec/42
Passo Fundo / Passo Fundo 2	0.4	230	May/73	Dec/42
Salto Osório / Pato Branco	85.9	230	Dec/79	Dec/42
Salto Osório – Xanxerê	162.0	230	Oct/75	Dec/42
Salto Osório / Salto Osório (1 a 6)	2.2	230	Nov/75	Dec/42
Lajeado Grande / Forquilhinha	116.5	230	Sep/03	Dec/42
Lajeado Grande / Caxias 5	65.6	230	Oct/05	Dec/42
Xanxerê / Pato Branco	79.6	230	Dec/79	Dec/42
Joinville / Vega do Sul 1	44.1	230	Nov/02	Dec/42
Joinville / Vega do Sul 2	44.1	230	Nov/02	Dec/42
Gravataí 2/ / Gravataí 3	2.1	230	Nov/07	Dec/42
Complexo Industrial Automotivo Gravataí /Gravataí 3	2.1	230	Dec/07	Dec/42

129

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Jorge Lacerda A / Jorge Lacerda B 2	0.8	230	Oct/07	Dec/42
Jorge Lacerda B / Jorge Lacerda C 1	0.5	230	Feb/97	Dec/42
Jorge Lacerda B / Jorge Lacerda C 2	0.5	230	Feb/97	Dec/42
Biguaçu –Palhoça	2.7	230	Oct/08	Dec/42
Biguaçu –Palhoça (Circuito Duplo)	17.7	230	Oct/08	Dec/42
Biguaçu – Desterro Circiuto Duplo	17.7	230	Dec/08	Dec/42
Biguaçu – Desterro (Continente)	21.0	230	Dec/08	Dec/42
Biguaçu – Desterro (Marítimo)	4.3	230	Dec/08	Dec/42
Biguaçu – Desterro (Ilha)	13.6	230	Dec/08	Dec/42
Curitiba /Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Curitiba /Joinville Norte (Circuito Simples)	95.4	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Simples)	4.3	230	Nov/76	Dec/42
Dourados –Guaíra (Estaiada)	209.6	230	Nov/91	Dec/42
Dourados –Guaíra (Circiuto Duplo)	16.9	230	Nov/91	Dec/42
Atlântida 2/Gravataí 3	64.2	230	Apr/08	Dec/42
Atlântida 2/Gravataí 3 (Circuito Duplo)	36.0	230	Apr/08	Dec/42
Livramento / Rivera	1.9	230	Jan/01	Dec/42
El Dorado / Guaíra	16.9	230	Oct/82	Dec/42
Siderópolis / Forquilhinha	27.6	230	Oct/11	Dec/42
Campos Novos / Barra Grande	34.6	230	Sep/05	Dec/42
Sub/Total 230 kV	4,847.3
Blumenau / Ilhota	40.2	138	Oct/88	Dec/42
Campo Grande / Mimoso 2	108.3	138	Oct/83	Dec/42
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	Dec/42
Biguaçu – Florianópolis	19.5	138	Feb/02	Dec/42
Campo Grande / Mimoso 3	108.3	138	Sep/83	Dec/42
Campo Grande / Mimoso 4	108.3	138	Sep/83	Dec/42
Dourados das Nações / Ivinhema	94.7	138	Dec/83	Dec/42
Florianópolis / Itajaí Fazenda	58.4	138	Oct/90	Dec/42
Florianópolis / Palhoça 1	9.6	138	Nov/83	Dec/42
Florianópolis / Palhoça 2	9.6	138	Nov/83	Dec/42
Blumenau / Gaspar	29.0	138	Sep/89	Dec/42
Ilhota – Picarras	14.8	138	Apr/94	Dec/42
Ilhota / Itajaí 1	7.9	138	Mar/02	Dec/42
Ilhota / Itajaí 2	7.9	138	Jan/02	Dec/42
Itajaí / Camboriú Morro do Boi	13.3	138	Feb/02	Dec/42
Itajaí / Itajaí Fazenda	5.4	138	Mar/02	Dec/42
Ivinhema / Porto Primavera	91.0	138	Mar/82	Dec/42
Jorge Lacerda A / Imbituba	45.7	138	Oct/80	Dec/42
Jorge Lacerda A / Palhoça	108.6	138	Oct/83	Dec/42
Joinville / Joinville Santa Catarina	11.0	138	Oct/99	Dec/42
Joinville Santa Catarina / Picarras	50.0	138	Oct/99	Dec/42
Jupiá – Mimoso 2	218.7	138	Feb/92	Dec/42
Jupiá – Mimoso 3	218.7	138	Jan/82	Dec/42
Jupiá – Mimoso 4	218.7	138	Jan/82	Dec/42
Palhoça – Imbituba	74.0	138	Oct/83	Dec/42
Anastácio / Aquidauana 1	11.1	138	Nov/06	Dec/42
Anastácio / Aquidauana 2	11.1	138	Nov/06	Dec/42
LI Araquari/Joinville GM	19.3	138	May/12	Dec/42
Biguaçu/ Florianópolis 2	19.5	138	May/11	Dec/42
Ilhota/Araquari Hyosung	47.7	138	Sep/11	Dec/42
Ilhota/Gaspar	11.2	138	Oct/88	Dec/42
Joinville/Joinville GM	8.7	138	May/12	Dec/42
Sub/Total 138 kV	1,850.5
Conversora de Uruguaiana / Passo de Los Libres	12,5	132	Sep/94	Dec/42
Salto Osório / Salto Santiago	56,2	69	Oct/78	Dec/42
Sub/Total (132 and 69 kV)	68.7
Total geral	9,838.4

130

8.1.2.Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 law

Substations	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation
SE – Missões	150	RS	Nov-10	Jan-39
SE – Biguaçu	1,344	SC	Apr-08	Mar-35
SE – Foz do Chapecó *	100	RS	Dec-12	Oct-40
SE – Caxias 6	330	RS	Aug-12	Oct-40
SE – Ijuí 2	166	RS	Apr-13	Oct-40
SE – Lageado Grande *	75	RS	Nov-12	Oct-40
SE – Nova Petrópolis 2	83	RS	Nov-12	Oct-40
SE – Coletora Porto Velho	800	RO	Aug-12	Feb-39
SE Biguaçu –ampliação	150	SC	Oct-12	Dec-42
SE Tapera 2 - ampliação	83	RS	Nov-12	Dec-42
SE Joinville Norte - ampliação	150	SC	Sep-13	Dec-42
SE Nova Santa Rita –ampliação	672	RS	Dec-13	Dec-42
Total	4,103

*Transformers installed in third-part related substations

131

8.1.2.2. Substations  – enterprises renewd in terms of 12,783 law – O&M

Substations	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Operation
SE - Campos Novos	2,466	SC	Sep/1982	Dec-42
SE – Caxias	2,016	RS	Dec/2001	Dec-42
SE – Gravataí	2,016	RS	Sep/1982	Dec-42
SE - Nova Santa Rita	2,016	RS	Aug/2009	Dec-42
SE – Blumenau	1,962	SC	Apr/1979	Dec-42
SE – Curitiba	1,344	PR	Out/1980	Dec-42
SE – Londrina	1,344	PR	Apr/1988	Dec-42
SE - Santo Ângelo	1,344	RS	Dec/1999	Dec-42
SE – Biguaçu	300	SC	Apr/2008	Dec-42
SE – Joinville	691	SC	Nov/1974	Dec-42
SE – Areia	672	PR	Aug/1980	Dec-42
SE – Xanxerê	600	SC	Jun/1983	Dec-42
SE – Itajaí	525	SC	Jan/2002	Dec-42
SE - Jorge Lacerda "A"	399.8	SC	Jun/1973	Dec-42
SE – Palhoça	384	SC	Jan/1984	Dec-42
SE - Canoinhas	375	SC	Feb/1988	Dec-42
SE - Siderópolis	352	SC	Apr/1975	Dec-42
SE - Assis (*)	336	SP	Mar/1979	Dec-42
SE - Joinville Norte	300	SC	Jun/2009	Dec-42
SE - Dourados	300	MS	Nov/1987	Dec-42
SE - Atlântida 2	249	RS	May/2007	Dec-42
SE - Caxias 5 (*)	215	RS	Jun/2005	Dec-42
SE - Passo Fundo	168	RS	Nov/1992	Dec-42
SE - Tapera 2	166	RS	Mar/2005	Dec-42
SE - Gravataí 3	165	RS	Nov/2007	Dec-42
SE - Desterro	150	SC	Dec/2008	Dec-42
SE - Anastácio	150	MS	Aug/1994	Dec-42
Conver. frequência de Uruquaiana	109.7	RS	Sep/1994	Dec-42
SE – Ilhota	100	SC	Dec/1976	Dec-42
SE – Alegrete	66	RS	May/1971	Dec-42
SE - Charqueadas	88	RS	Jan/1972	Dec-42
SE – Farroupilha	88	RS	Jun/1973	Dec-42
SE – Salto Santiago	15	PR	Nov/1980	Dec-42
SE – Florianópolis	75	SC	Dec/1974	Dec-42
SE – Salto Osório	33.3	PR	Out/1975	Dec-42
SE – Itararé	42	SC	May/2013	Dec-42
Total	21,622.8

* Transformers installed on third-part related substations

8.2.SPEs

8.2.1. Transmission Line

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Etau	Linha de transmissão (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	27.42	188	230	Jul/05	Dec/32
Uirapuru	Linha de transmissão (Ivaiporã (PR) – Londrina (PR))	75.00	120	525	Jul/06	Mar/35
Transmissora Sul Brasileira de Energia - TSBE	LT 525 KV 188 Km Salto Santiago – Itá	80.00	188	525	Feb/14	May/42
	LT 525KV 307 Km Itá – Nova Santa Rita		307	525	Jul/14	May/42
Costa Oeste	LT Cascavel Oeste – Umuarama, CS	49.00	143	230	Aug/14	Jan/42

132

8.2.2. Substations

SPE	Substation	Participation (%)	Transformation Capacity (MVA)	Beginning of Operation	End of Operation
Transmissora Sul Brasileira de Energia - TSBE	Ampliação SE 525 KV Salto Santiago	80.00	-	Feb/14	May/42
	Ampliação SE 525 kV Itá e Ampliação SE 525/230kV Nova Santa Rita		-	Jul/14	May/42
Costa Oeste*	Subestação Umuarama 230/138 kV – 2X150 MVA	49.00	300	Jul/14	Jan/42

9.Transmission losses - % - N/A

10.Main investments of parent company– R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Generation	1.7	18.4	4.2	134.2
Installation of Hydro Complex São Domingo	-	-	-	0.4
Installation of Solar Megawatt Project	0.3	2.5	0.3	0.3
Electric energy generation Maintenance	0.5	14.8	1.2	17.3
Hydro Complex Hidreletrico Alto da Serra installation with 37.0 MW and Associate of transmission system in 138 KV, with 54	0.9	1.2	2.7	116.1
Environmental Preservation and Conservation Projects	-	-	-	0.1
Transmission	11.1	16.0	16.9	195.9
Expansion of South transmission system	6.2	9.3	10.0	153.8
Improvement in Transmission System in Southern Region and in Mato Grosso do Sul	0.1	0.4	0.5	5.9
Brazil-Uruguay-Electric Interconnection (Eletrosul Activities)	4.7	5.7	6.2	30.2
Maintenance of electric energy transmission system	0.0	0.6	0.2	6.1
Infra-Structure	0.6	2.2	1.8	47.9
Total	13.4	36.6	22.9	378.0

11.New investments

11.1.Generation

11.1.1.Own assets

Unit -Own assets	Location (State)	Total of investment (R$ million)	Invest. up to 3Q14 (R$ million)	Installed capacity (MW)	Guaranteed energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
PCH Santo Cristo*	SC	183,4	16,87	19.5	10.5	-	-	Jun/42
PCH Coxilha Rica**	SC	141,0	10,08	18.0	10.1	-	-	Jun/42

* In stage of installation license. Beginning of Operation scheduled for 22 months after the license is issued.

** Beginning of Construction and Operation undefined in order of the negative athorization by IPHAN.

133

11.1.2.SPE

SPE	Unit	Location (State)	Installed capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
ESBR Participações S/A	UHE Jirau	RO	3,750	2,184.6	Sep/13	Dec/09	Aug/43
Teles Pires Participações S.A.	UHE Teles Pires	MT	1,820	915.4	Jan/15	Aug/11	Jun/46
Eólica –Chuí Holding SA	Parques eólicos de Chuí I a V, (98MW) e Minuano VI e VII (46MW).	RS	144	59.8	Nov/14	Feb/14	Apr/47
Eólica –Livramento Holding SA	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindad	RS	78	29.0	Nov/13	Jan/12	Mar/47
Eólica – Santa Vitória do Palmar SA	Parques eólicos Geribatu de I a X	RS	258	109.0	Nov/14	Nov/12	Apr/47
Hermene- gildo I	Parques eólicos Verace 24 to 27	RS	57.3	27.4	Apr/15	Aug/14	Jun/49
Hermene- gildo II	Parques eólicos Verace 28 a 31	RS	57.3	26.6	Jun/15	Aug/14	Jun/49
Hermene- gildo III	Parques eólicos Verace 34 a 36	RS	48.3	22.2	May/15	Aug/14	Jun/49
Chuí IX	Parque eólico Chuí IX	RS	17.9	7.8	Apr/15	Aug/14	May/49
Coxilha Seca	Coxilha Seca, Galpões e Capão do Inglês.	RS	48.0	18.7	May/15	Mar/14	May/49

134

11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 3Q14
ESBR Participações S/A	UHE Jirau	18,641,0	17,954,4	95.54	20.00	Suez – 40%. Chesf – 20% and Mitsui – 20%
Teles Pires Participações S.A.	UHE Teles Pires	4,452,76	3,882,0	92.07	24.70	Neoenergia – 50.6% and Furnas – 24.7%
Eólica –Chuí Holding SA	Parques eólicos de Chuí I a V, (98MW) e Minuano VI e VII (46MW).	805,6	248,0	55.7	49.00	Rio Bravo Investimentos 51%
Eólica –Livramento Holding SA	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	490,3	338,0	89.7	52.53	Rio Bravo Investimentos - 41% and Fundação Elos – 6.47%
Eólica – Santa Vitória do Palmar SA	Parques eólicos Geribatu de I a X	1,099,10	874,0	95.0	49.00	Brave Winds Geradora – 51%
Hermene- gildo I	Parques eólicos Verace 24 a 27	287,26	19,1	*	99.99	Renobrax – 0.01%
Hermenegildo II	Parques eólicos Verace 28 a 31	287,26	8,5	*	99.99	Renobrax – 0.01%
Hermenegildo III	Parques eólicos Verace 34 a 36	244,9	6,4	*	99.99	Renobrax – 0.01%
Chuí IX	Parque eólico Chuí IX	81,6	8,7	*	99.99	Renobrax – 0.01%
Coxilha Seca	Coxilha Seca, Galpões e Capão do Inglês.	270,0	0.5	*	99.99	Renobrax – 0.01%

*Construction with recent beginning

135

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total of investment (R$ million)	Invest. up to 3Q14 (R$ million)	Extension of lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
Secc. LT JLA – PAL, na SE GAROPABA	7,61	0.70	5.4	138	Forecasted to Dec/15	Dec/42
Secc. LT JLA – PAL, na SE PALHOÇA – PINHEIRA	5,48	2,5	3.7	138	Forecasted to Sep/15	Dec/42
LT Passo Fundo / Monte Claro 230Kv	9,29	4,93	11.0	230	Forecasted to Mar/15	Dec/42
Secc. LT 138 KV Araquari Hyosung – Joinville GM, na SE Joinville SC	3,55	0.18	1.0	138	Forecasted to Sep/15	Dec/42
Seccionamento da LT 138 kV Porto Primavera - Ivinhema, na SE IVINHEMA 2, circuito duplo	3,42	0.02	3.5	138	Forecasted to Jan/16	Jan/44
Seccionamento da LT 138 kV PORTO PRIMAVERA - IVINHEMA, na SE NOVA ANDRADINA (Enersul)	10,93	0.06	11.0	138	Forecasted to Jan/16	Dec/42
Interligação Elétrica Brasil – Uruguai – LT Candiota-Melo	51,66	48,69	60.0	525	Nov/14*	Feb/40
Interligação Elétrica Brasil – Uruguai – LT Presidente Médici-Candiota	5,43	6,92	2.8	230	Nov/14*	Feb/40
Seccionamento da LT 230 kV Blumenau - Palhoça, na SE Gaspar 2	15,81	0.01	2.0	230	Forecasted to Sep/16	Jan/44

*Enterprise concluded in Sep/14, but the commercial Operation depends on the conclusion of SE Candiota, forecasted to Nov/14.

136

11.2.1.2.Substations

Substation	Total of investment (R$ million)	Invest. up to 3Q14 (R$ million)	Transformation capacity	Location	Beginning of Operation	End of Concession
SE Garopaba –Implantação de dois módulos de EL	6,23	0.62	0.00	SC	Scheduled for Dec/15	Dec/42
SE Pinheira – Implantação de dois módulos de EL	5,20	3,14	0.00	SC	Scheduled for Sep/15	Dec/42
SE Nova Prata 2 – Implatação de 2 módulo de EL	9,31	4,52	0.00	RS	Scheduled for Mar/15	Dec/42
SE Joinville Norte – Ampliação D Instalação de 2 bancos de capacitores 230kV – 2x100MVA	12,31	3,39	200	SC	Scheduled for Feb/15	Dec/42
SE – Foz do Chapecó Ampliação B º3 Trafo / 230/138kV	11,79	1,58	100	RS	Scheduled for May/15	Jun/44
SE Alegrete–Transf. trafo /69/13,8/13,8kV 17MVA	7,56	3,35	66	RS	Scheduled for Dec/14	Dec/42
SE Joinville SC – Implantação de dois módulos de entrada de linha	5,13	0.10	0.00	SC	Scheduled for Sep/15	Dec/42
Subestação Ivinhema 2 (ampliação / 230/138 kV)	24,90	0.52	300	MS	Scheduled for Jan/16	Jan/44
SE Siderópolis – ampliação K – implantação de um módulo de entrada de linha em 69 KV	1,53	0,04	0.00	SC	Scheduled for Dec/15	Dec/42
SE Foz do Chapecó – ampliação D – implantação de um módulo de entrada de linha em 138 KV	1,69	0.22	0.00	RS	Scheduled for Dec/15	Jun/44
SE Biguaçu – Ampliação “G” – 230/138/13,8 KV	14,68	0.09	150	SC	Scheduled for Apr/16	Dec/42
SE Biguaçu - Ampliação "J"	46,91	0.05	672	SC	Sep/16	Mar/35
SE Canoinhas - Ampliação "G" – 50 MVAR	7,24	0.03	50	SC	Sep/16	Dec/42
SE Desterro - Ampliação "A"	11,92	0.04	150	SC	Sep/16	Dec/42
SE Joinville Norte - Ampliação "E"	13,23	0.07	150	SC	Sep/16	Dec/42
Reforços em SEs: Gravataí, Gravataí 2, Salto Osório, Curitiba, Areia	3,40	1,87	0.00	PR	Jun/15	Dec/42
Reforços em SEs: Farroupilha, Florianópolis, Ilhota, Palhoça, Areia	1,47	0.02	0.00	RS and SC	2016	Dec/42

137

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation (%)	Investiment (R$ million)	Up to 3Q14 (R$ million)	Extension of TL (Km)	Tensão (kV)	Beginning of Operation	End of Concession
Norte Brasil	LT Coletora Porto Velho (RO) – Araraquara 2 (SP), em CC	24.5	2,770.20	2,656.90	2,375	+ 600	Nov/14	Feb/39
Marumbi	LT 525 KV Curitia / Curitiba Leste (PR)	20	60,47	45,18	28	525	Mar/15	May/42
Transmissora Sul Brasileira de Energia SA	LT de 230KV Nova Santa Rita – Camaquã,	80	174,92	167,90	121	230	Nov/14	May/42
	LT 230KV Camaquã – Quinta,				167	230
Transmissora Sul Litorânea de Energia S/A*	LT Nova santa Rita – Povo Novo, CS	51	448,48	419,32	268	525	Nov/14	Aug/42
	LT Povo Novo – Marmeleiro, CS				152	525
	LT Marmeleiro – Santa Vitória do Palmar				48	525
Fronteira Oeste Transmissora de Energia S.A.**	LT Santo Ângelo/Maçambará, em 230 kV LT Pinhalzinho/Foz do Chapecó, circuito simples, C1 e C2 Seccionamento LT 138KV Alegrete 1 – Santa Maria 1	51	95,87	4,79	205	230	Mar/16	Jan/44
					40	230
					2	230

* The TL Nova Santa Rita-Povo Novo is forecasted to oct/14. The others to Nov/14

** The TL Santo Ângelo-Maçambará is forecasted to Jan/16 while the portioning is forecasted to Jul/15.

138

11.2.2.2. Substations

SPE	Substations	Participation (%)	Total of investment (R$ million)	Transformation capacity (MVA)	Location	Beginning of Operation	End of Concession
Marumbi	SE Curitiba Leste 1 banco 3x224MVA 525/230kV	20	56,79	672	PR	Mar/15	May/42
Transmissora Sul Litorânea de Energia S.A.	SE Povo Novo525/230 kV, 672 MVA (4 unidades monofásicas de 224 MVA) e Ampliação SE Nova Santa Rita		101,25	672	RS	Nov/14	Aug/42
	SE Marmeleiro 2 525 kV / Compensador Síncrono ±200 Mvar	51	175,09	200	RS	Dec/14	Aug/42
	SE Santa Vitória 2 do Palmar 525/138 kV, 75 MVA (1 unidade trifásica)		48,54	75	RS	Nov/14	Aug/42
Transmissora Sul Brasileira de Energia S.A.	SE Camaquã 3 230/69Kv 2x83MVA e ampliação da SE 230 kV Quinta	80	50,15	166	RS	Nov/14	Apr/42
Fronteira Oeste Transmissora de Energia S.A. *	SE Pinhalzinho, em 230/138 kV (ATF1), SE Pinhalzinho, em 230/138 kV (ATF 2 e ATF3) e ampliações SE Maçarambá, Foz do Chapecó e Santo Angelo	51	58,69	450	RS	Jan/16	Jan/44
	Ampliação da SE Santa Maria 3, 230/138 kV		23,75	166	RS	Aug/15	Jan/44

* The ampliations of the SE’s Maçambará and Santo Ângelo are forecasted to Mar/16.

139

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
BNDES/BRDE	22,7	21,4	20,8	05/15/2019	TJLP + 4.5% py
BNDES	1,116.9	1,094.3	1,073,8	Up to 08/15/2028	Currency basket + 4% py
BNDES/Banco do Brasil	377.2	365,7	354,8	Up to 01/15/2028	TJLP + 2.65% py
Banco do Brasil	251.1	251,1	251,3	11/15/2023	115% of CDI
Eletrobras	1,114.3	1,117,0	1,131,4	Up to 03/30/2030	RGR/IPCA + 7% py/Selic + 0.5%py

Foreign currency – FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Currency
Eletrobras	186,1	178,6	184,7	Up to 12/30/2042	Euros

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	394,0	89,8	276,2	284,4	283,8	1,688,5	3,016,7
Generation	189,1	43,1	132,6	136,5	136,2	810,5	1,448,0
Transmission	204,9	46,7	143,6	147,9	147,6	878,0	1,568,7
By creditor	394,0	89,8	276,2	284,4	283,8	1,688,5	3,016,7
Eletrobras	228,5	24,5	92,9	101,2	105,1	763,9	1,316,1
Others	165,5	65,3	183,2	183,2	178,7	924,7	1,700,6

13.1.2.SPE – R$ million

Uirapuru Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	1,6	5,8	5,8	5,8	5,8	1,4
Generation	-	-	-	-	-	-
Transmission	1,6	5,8	5,8	5,8	5,8	1,4
By creditor	1,6	5,8	5,8	5,8	5,8	1,4
BRDE	1,6	5,8	5,8	5,8	5,8	1,4

Transmissora Sul Litorânea de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	464,6	-	-	-	-	-
Generation	-
Transmission	464,6	-	-	-	-	-
By creditor	464,6	-	-	-	-	-
Santander	206,5	-	-	-	-	-
Banco ABC Brasil	134,2	-	-	-	-	-
Banrisul	123,9	-	-	-	-	-

140

Transmissora Sul Brasileira de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	4,9	19,7	19,7	19,7	19,7	180,3
Generation	-	-	-	-	-	-
Transmission	4,9	19,7	19,7	19,7	19,7	180,3
By creditor	4,9	19,7	19,7	19,7	19,7	180,3
BNDES	4,9	19,7	19,7	19,7	19,7	180,3

Teles Pires Participações

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	185,4	-	-	-	2.185,5
Generation	-	185,4	-	-	-	2.185,5
Transmission	-	-	-	-	-	-
By creditor	-	185,4	-	-	-	2.185,5
BNDES	-	185,4	-	-	-	2.185,5

Santa Vitória do Palmar Holding S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	19,0	38,0	38,0	38,0	475,9
Generation	-	19,0	38,0	38,0	38,0	475,9
Transmission	-	-	-	-	-	-
By creditor	-	19,0	38,0	38,0	38,0	475,8
BNDES	-	12,6	25,3	25,3	25,3	316,8
BRDE	-	6,4	12,7	12,7	12,7	159,1

Norte Brasil Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	17,6	190,12	120,11	107,01	95,19	533,13
Generation	-	-	-	-	-	-
Transmission	17,6	190,12	120,11	107,01	95,19	533,13
By creditor	17,6	190,12	120,11	107,01	95,19	533,13
BNDES	17,6	190,12	120,11	107,01	95,19	533,13

Marumbi Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BRDE	-	-	-	-	-	-

Livramento Holding S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	2,5	10,2	10,2	10,2	10,2	118,0
Generation	2,5	10,2	10,2	10,2	10,2	118,0
Transmission	-	-	-	-	-	-
By creditor	2,5	10,2	10,2	10,2	10,2	118,0
BNDES	2,5	10,2	10,2	10,2	10,2	118,0

141

Empresa de Transmissão do Alto Uruguai S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	3,5	7,0	7,0	7,0	0.5	-
Generation	-	-	-	-	-	-
Transmission	3,5	7,0	7,0	7,0	0.5	-
By creditor	3,5	7,0	7,0	7,0	0.5	-
BNDES	3,5	7,0	7,0	7,0	0.5	-

ESBR Participações S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	187,1	561,2	561,2	561,2	561,2	561,2	8,231,3	11,224,6
Generation	187,1	561,2	561,2	561,2	561,2	561,2	8,231,4	11,224,6
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	187,1	561,2	561,2	561,2	561,2	561,2	8,231,3	11,224,6
Banco do Nordeste do Brasil	4,1	12,3	12,3	12,3	12,3	12,3	180,2	245,7
Banco do Brasil	26,5	79,4	79,4	79,4	79,4	79,4	1,164,3	1,587,7
BNDES	93,1	279,4	279,4	279,4	279,4	279,4	4,098,3	5,588,6
Banco Itaú BBA	17,9	53,6	53,6	53,6	53,6	53,6	785,9	1,071,7
BASA	-	-	-	-	-	-	-	-
CEF	26,5	79,4	79,4	79,4	79,4	79,4	1,164,3	1,587,7
Bradesco	19,1	57,2	57,2	57,2	57,2	57,2	838,3	1,143,2

Chuí Holding S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	10,2	100,2	-	-	-	-
Generation	10,2	100,2	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	10,2	100,2	-	-	-	-
Banco ABC Brasil S.A - SPEs	10,2	-	-	-	-	-
Banco ABC	-	50,1	-	-	-	-
Banrisul	-	50,1	-	-	-	-

Costa Oeste Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	0.3	4,3	4,1	4,0	3,8	18,4
Generation	-	-	-	-	-	-
Transmission	0.3	4,3	4,1	4,0	3,8	18,4
By creditor	0.3	4,3	4,1	4,0	3,8	18,4
BNDES	0.3	4,3	4,1	4,0	3,8	18,4

Chuí IX, Hermenegildo I, II and III and Coxiha Seca

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	-	-	-	-	-	-

142

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	42	39	36
6 to 10	35	41	46
11 to 15	5	5	5
16 to 20	1	2	2
21 to 25	9	10	10
beyond 25	1	1	1
Total	93	98	100

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	82	79	70
6 to 10	202	200	204
11 to 15	133	115	114
16 to 20	37	58	62
21 to 25	154	152	151
beyond 25	86	86	87
Total	694	690	688

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	168	155	141
6 to 10	126	135	148
11 to 15	61	51	50
16 to 20	2	14	15
21 to 25	133	134	135
beyond 25	61	61	60
Total	551	550	549

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Santa Catarina	994	994	995
Rio Grande do Sul	129	132	133
Paraná	144	143	142
Mato Grosso do Sul	49	47	45
Rondônia	22	22	22

14.3.By departments

Departments	Number of employees
	1Q14	2Q14	3Q14
Field	787	788	788
Administrative	551	550	549

143

15.Complementary work force - N/A

16.Turn-over - %

1Q14	2Q14	3Q14
0.04	0.00	0.18

144

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets
Availabilities	4,963	6,278
Clients (Consumers and Resellers)	43,957	72,033
Financing and Loans - Principal	-	-
Marketable Securities	-	-
Dividends to receive (Remuneration from equity participation)	-	-
Fiscal Assets diferred (taxes and contributions)	19,255	22,735
Income tax and Social Contribution	-	-
Linked deposits	-	-
Stored Materials	29,326	100,201
Financial Asset	-	-
Receivables – 12,783/13 law	-	-
Others	3,904	41,775
Current Assets Total	101,405	243,022

Non-Current Assets
Clients (Consumers and Resellers)	-	-
Financing and Loans - Principal	-	-
Marketable Securities	-	-
Fiscal Assets diferred (taxes and contributions)	19,741	9,989
Income tax and Social Contribution	-	-
Reimbursement Right – CCC (12,111 law)	43,285	-
Linked deposits	8,078	11,776
Financial Asset	-	-
Receivables – 12,783/13 law	-	-
Others	114,489	-
Advance to equity participation	-	-
	185,593	21,765
INESTMENTS	-	-
FIXED ASSETS	1,551,201	1,641,965
INTANGIBLES	1,455	1,679

Non-Current Assets Total	1,738,249	1,665,409
Assets Total	1,839,654	1,908,431

145

Liabilities and Stockholders’ Equity	09.30.14	09.30.13
Current Liabilities
Suppliers	136,607	202,904
Loans and financing	239,539	199,469
Taxes and social contributions	13,469	8,839
Income tax and Social Contribution	-	-
Advance from clients (Advance sell of energy)	-	-
Remuneration to shareholders (dividends to pay)	64,405	58,324
Estimated Obligations	16,314	18,836
Provisions for Contingencies	28,224	23,201
Post-employment Benefit (Complementary Pension Fund)	2,446	32
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	1,863	20,959
Incentive to personnel retirement	-	36,335
Others	16,509	20,747
	519,376	589,646
Non-Current Liabilities
Suppliers	-	-
Loans and financing	1,706,413	1,116,862
Taxes and social contributions	-	-
Income tax and Social Contribution	-	-
Derivatives	-	-
Advance from clients (Advance sell of energy)	-	-
Estimated Obligations	-	-
Provisions for Contingencies	-	-
Provision for Onerous Contracts	-	-
Post-employment Benefit (Complementary Pension Fund)	31,625	122,914
Leasing	-	-
Sectorial Charges (regulatory taxes)	-	-
Advance for future capital increase	20,906	148,664
Incentive to personnel retirement	-	3,615
Others	-	-
	1,758,944	1,392,055
Stockholders’ Equity
Social Capital	845,510	845,510
Capital reserve	-	-
Profit Reserve	2,596	2,596
Additional proposed Dividend	-	-
Accrued income (losses)	- 1,230,167	- 775,361
Other comprehensive income	- 56,605	- 146,015
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	- 438,666	- 73,270
Total Liabilities and Stockholders’ Equity	1,839,654	1,908,431

146

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Supply	280,817	210,230
Supply	-	-
Short term Electric Energy	-	-
Other Operating Revenue	2,570	2,869
Deductions to Revenue	-31,877	-29,574
Net Operating Revenue	251,510	183,525

Operational Costs
Electric Energy purchased for resale	-138,200	-131,857
Charges on the use of electric grid	-23,000	-19,249
Fuel for production of electric Energy - CCC	-7,614	-7,975
Construction Cost	-	-

Operating Expenses
Personnel, material and third party services	-218,565	-212,166
Remuneration and Reimbursement	-	-
Depreciation and amortization	-54,723	-53,983
Donations and Contributions	-	-
Provisions	-4,570	-40,974
Others	-3,954	-18,693
Operating Costs and Expenses	-450,626	-484,897

Operating Result before Financial Result	-199,116	-301,372

Financial Result	-141,822	-56,803
Result before Income tax and Social Contribution	-340,938	-358,175

Current Income tax and Social Contribution	-	-
Diferred Income tax and Social Contribution	-	-
Net income for the period	-340,938	-358,175

147

Cash Flow

(R$ thousands)

Cash Flow	09.30.2014	09.30.2013
Operating Activities
Income before income tax, social contribution	-340,938	-358,175
Depreciation and amortization	54,723	57,839
Amortization of Intangible assets – Distribution / Transmission	-	-
Monetary / Exchange net variation	-5,827	-9,203
Financial Charges	126,671	48,588
Equity method result	-	-
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	-	-
Provision for contingencies	4,570	2,105
Provision for realignment of staff plan	-	-
Provision for impairment	-	-
Provision for onerous contract	-	-
Provision for losses of financial asset	-	-
Charges of reversal global reserve	-	-
Adjustment to present value / market value (sum to Others item)	-	-
Minority participation in the result	-	-
Charges on shareholders funds	4,718	3,171
Loss/Gain in the disposal of assets (sum to Others item)	-	-
Revenue of Financial Asset by IRR	-	-
Derivatives	-	-
Others	55,851	173
Increase/Decrease in operating assets/liabilities	-84,167	7,876
Cash from operating activities	-184,399	-247,626

Payment of financing charges	-33,430	-18,604
Payment of charges of reversal global reserve	-	-
Financial charges receiving	-	-
Receiving of investment remuneration on equity participation	-	-
Receiving of annual allowed revenue (financial asset)	-	-
Receiving of indemnities of financial asset	-	-
Payment of income tax and Social Contribution	-	-
Payment of complementary pension fund	-	-
Payment of lawsuit contingencies	-	-
Lawsuits deposits	3,876	-849
Net cash from operating activities	-213,953	-267,079

Financing Activities
Loans and Financing obtained	392,033	353,180
Payment of loans and Financing - Principal	-113,412	-125,234
Payment to shareholders	-	-
Payment of refinancing of taxes and social contributions - principal	-	-
Receiving of future capital increase	13,794	60,395
Others	-	-
Net cash from financing activities	292,415	288,341

Investment Activities
Fixed Asset Acquisition	-90,570	-41,709
Intangible Asset Acquisition	-32	-70
Concession Asset Acquisition	-	-
Concession of cash in advance for future capital Increase	-	-
Acquisition/Contribution of Capital in equity participation	-	-
Others	-	-
Net cash from Investment Activities	-90,602	-41,779

Increase (decrease) in cash and cash equivalent	-12,140	-20,517

Cash and cash equivalent – beginning of period - 12/31/13	17,103	26,795
Cash and cash equivalent – end of period – 03/31/14	4,963	6,278
	-12,140	-20,517

148

Analysis of the result

3Q14 x 2Q14

The Company had a net loss in 3Q14 60% lower than reported in the previous quarter, from R$ (162.9) million in 2Q14 for R$ (65.1) million in 3Q14, primarily due to the factors described below.

Operating Revenue

The supply of electric energy increased by 16.7%, from R$ 90.6 million in 2Q14 to R$ 105.7 million in 3Q14, mainly due to the new power purchase contract with Eletronorte that enabled the company were to become a creditor in the CCEE in 3Q14.

Operating Expenses

The expenses with personnel, material and third-part related services decreased by 15.4%, from R$ (84.9) million in 2Q14 for R$ (71.8) million in 3Q14, mainly due to the reduction in third-part related services due to the reduced need for maintenance of the plants in 3Q14.

The electric energy purchased for resale decreased by 85.7%, from R$ (85.6) million in 2Q14 for R$ (12.2) million in 3Q14, mainly due to reduced exposure in CCEE due to contracts concluded with Eletronorte on power purchase.

Financial Result

The net foreign currency variations had increased 513.4%, from an expense of R$ (3.2) million in 2Q14 to an income of R$ 13,2 million in 3Q14, due mainly to exchange rate variation occurred in the period  that affects the commitment established in US dollars related to the purchases of UTE Candiota III machines.

The debt charges had increased by 18.4%, from R$ (45) million in 2Q14 to R$ (53.2) million in 3Q14, mainly due to higher loan balance in 3Q14.

149

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14	3Q14
P. Médici (Candiota)	446	251,500	111,708,680	109,236,18	122,418,140
Candiota III – Fase C	350	303,500	449,521,640	575,398,52	542,829,850
S. Jerônimo (Candiota)	20	12,600	0,00	-	-
Nutepa (Candiota)	24	6,100	0,00	-	-
Total	840	573,700	561,230,32	684,634,70	665,247,990

Unit	Location (State)	Beginning of Operation	End of Concession
P. Médici (Candiota)	RS	Jan/74	Jul/15
Candiota III – Fase C	RS	Jan/11	Jul/41
S. Jerônimo (Candiota)	RS	Apr/53	Jul/15
Nutepa (Candiota)	RS	Feb/68	Jul/15

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	81,840,000	359,640,000	298,080,000
	R$ million	14,700	64,690	47,773
Others	MWh	-	-	-
	R$ million	-	-	-
Total	MWh	81,840,000	359,640,000	298,080,000
	R$ million	14,700	64,690	47,773

3. Energy sold

Buyer	Sale model	1Q14		2Q14		3Q14
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A 1ºLEN A 2ºLEE A 4ºLEE	120,937 28,820 10,422	639.436,163 229.561,421 77.009,024	123,457 26,017 9,114	639.478,838 202.989,578 66.306,220	126,386 27,932 9,698	644.736,000 213.081,329 68.637,344
	B	-	-	-	-	-	-
Others	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Total	A	160,179	946.006,608	158,588	908.774,64	164,017	926.454,673
	B	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

150

4. CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14	3Q14
Sale	R$ million	-	61,647	78,551
	MWh	-	174,736,111	101,250,793
	MWaverage	-	80,007	45,856
Purchase	R$ million	-93,527	-	-
	MWh	141,119,012	-	-
	MWaverage	64,704	-	-
Net	R$ million	93,527	61,647	78,551
	MWh	141,119,012	174,736,111	101,250,793
	MWaverage	64,704	80,007	45,856

5. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14
		Amount	R$	Amount	R$	Amount	R$
Fuel oil	T	3,740,689,980	5,284,521,44	9,899,120,00	15,595,158,80	9,026,120,00	12,781,888,53
Diesel Oil	L	10,000,00	21,977,00	20,000,00	43,954,00	12,600	27,691,02
Coal	T	614,885,798	20,918,695,52	657,705,740	29,604,499,29	617,906,80	22,048,010,86
TOTAL			26.225.193,96		45.243.612,09		34.857.590,41

6. Losses in generation - %

	1Q14	2Q14	3Q14
P. Médici (Candiota)	25.82	28.47	25.65
Candiota III – Fase C	12.08	11.47	11.43
S. Jerônimo	100	100	100
Nutepa	100	100	100

7. Average price– R$/MWh

1Q14	2Q14	3Q14
150.23	153.30	156.54

8. Extension of transmission lines - Km  - N/A

9. Transmission losses - % - N/A

10. Main investments of parent company – R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Generation
Generation system Maintenance - MSGEE	1,546	8,858	2,872	74,000
Environmental impact mitigation	2,394	2,352	3,210	50,237
Phase A/B UPME revitalization	846	1,856	591	113,370
Other	56	100	2,465	4,000
Total	4,842	13,166	9,138	241,607

11. New investments – N/A

151

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 06.30.14	Due Date	Index
Eletrobras	539	548	523,501	12/20/2021	IPCA + Spread
Eletrobras	155	156	108,918	06/20/2016	IPCA + Spread
Eletrobras	102	104	92,189	12/20/2022	IPCA + Spread
Eletrobras	84	77	69,774	01/30/2017	5% py
Eletrobras	25	24	22,515	05/30/2018	5% py
Eletrobras	56	58	59,469	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	39	40	41,620	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	10	11	10,761	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	14	14	14,428	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	10	11	11,010	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	43	44	45,696	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	30	32	32,344	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	202	209	214,594	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	9	9	9,282	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	43	44	45,708	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	13	14	14,156	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	44	45	46,467	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	14	14	14,377	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	21	21	22,007	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	36	37	38,458	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	11	11	11,613	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	27	28	29,042	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	26	27	27,470	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	41	42	43,123	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	20	20	20,879	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	15	15	15,426	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	5	5	5,516	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	8	8	8,305	12/30/2024	Interest Rate+ 0.5% py
Eletrobras	44	45	44,699	03/30/2017	Interest Rate+ 0.5% py
Eletrobras	5	5	4,646	03/30/2017	Interest Rate+ 0.5% py
Eletrobras	-	37	36,996	04/30/2018	Interest Rate+ 0.5% py
Eletrobras	-	7	7,112	04/30/2016	Interest Rate+ 0.5% py
Eletrobras	-	7	6,508	02/29/2016	Interest Rate+ 0.5% py
Eletrobras	-	34	34,320	03/30/2017	Interest Rate+ 0.5% py
Eletrobras	-	7	6,882	05/30/2016	Interest Rate+ 0.5% py
Eletrobras	-	22	22,403	05/30/2018	Interest Rate+ 0.5% py
Eletrobras	-	37	36,483	06/30/2018	Interest Rate+ 0.5% py
Eletrobras	-	-	22,058	30/09/2022	Interest Rate+ 0.5% py
Eletrobras	-	-	49,643	12/30/2021	Selic
Eletrobras	-	-	7,185	06/30/2022	Interest Rate+ 0.5% py
Eletrobras	-	-	51,311	12/30/2020	Selic
Eletrobras	-	-	10,177	09/30/2022	Interest Rate+ 0.5% py
Eletrobras	-	-	6,881	06/30/2022	Interest Rate+ 0.5% py

Foreign currency – FC – N/A

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity
Generation	69,019	274,077	268,058	252,344	222,887	205,370	654,197	1,945,952
By creditor
Eletrobras	69,019	274,077	268,058	252,344	222,887	205,370	654,197	1,945,952

152

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	255	260	262
6 to 10	59	58	58
11 to 15	-	1	1
16 to 20	25	25	25
21 to 25	25	24	4
beyond 25	146	147	164
Total	510	515	514

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	50	50	52
6 to 10	52	52	53
11 to 15	7	7	7
16 to 20	2	2	3
21 to 25	2	2	1
beyond 25	10	9	13
Total	123	122	129

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Rio Grande do Sul	637	637	643

14.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	511	515	514
Administrative	126	122	129

15.Complementary work force

Operational	1Q14	2Q14	3Q14
	559	558	388

16.Turn-over - %

1Q14	2Q14	3Q14
3.30	0.55	0.55

153

2. Distribution Companies

Company	Net Operating Revenue (R$ million)		Service Result (R$ million)		Income/Loss for the Period (R$ million)		EBITDA (R$ million)		EBITDA Margin (%)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Amazonas Energia	2,413	1,902	-56	-240	-939	-624	21	-127	0.88	-6.68
Distribuição Alagoas	758	652	-150	-100	-189	-119	-126	-81	-16.66	-12.41
Distribuição Piauí	701	746	-25	-82	-88	-137	-2	-60	-0.22	-7.98
Distribuição Rondônia	852	802	35	-30	3	-62	60	-7	7.01	-0.86
Distribuição Roraima	142	137	-67	21	-71	23	-60	27	-42.37	20.01
Distribuição Acre	270	254	73	16	30	-23	84	24	30.97	9.63

Eletrobras System Distribution

Company	Extension of Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Amazonas Energia	44,492	860,545	62	54
Distribuição Acre	19,297	239,653	22	15
Distribuição Alagoas	40,794	1,008,015	102	41
Distribuição Piauí	87,308	1,133,744	224	83
Distribuição Rondônia	57,698	575,364	52	57
Distribuição Roraima	3,503	101,559	01	03

Extension of Transmission Lines – Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas	673	-	-	673
Generation and Transmission Companies	61,412	3,458	1,178	64,870
Total	62,085	3,458	1,178	65,543

(b) Company's participation in the enterprise

Installed Capacity – MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas Energia	2,204	-	121	2,204
Distribuição Rondônia	2,6	-	-	3
Eletrobras	-	13	-	13
Generation and Transmission companies	39,484	2,267	975	41,751
Total	41,691	2,280	1,096	43,971

(b) Company's participation in the enterprise

Energy sold – MWh*

	9M14	9M13
Amazonas Energia**	4,552,645	4,294,511
Distribuição Acre	600,293	609,234
Distribuição Alagoas	2,467,506	2,340,642
Distribuição Piauí	2,195,584	2,040,780
Distribuição Roraima	2,202,807	2,038,732
Distribuição Rondônia	507,827	450,371
Total	12,526,662	11,774,270

*Do not consider the “Own Consumption” amount.

** Do not consider the short term energy.

154

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Asset	Consolidated
	09.30.14	09.30.13
Current Assets
Availabilities	139,027	147,694
Clients (Consumers and Resellers)	402,404	361,528
Deferred fiscal asset (taxes and Contributions)	37,551	33,491
Income Tax and Social Contributions	-	-
Reimbursement rights - CCC (12,111 law)	-	8,947,242
Linked Deposits	-	-
Stored materials	240,312	128,194
Others	308,703	118,888
Current Assets Total	1,127,997	9,737,037
.
Non-current Assets
Clients (Consumers and Resellers)	69,256	44,974
Deferred fiscal asset (taxes and contributions)	1,980,476	1,567,354
Reimbursement rights - CCC (12,111 law)	13,375,410	-
Linked Deposits	299,091	239,814
Financial asset – Annual allowed revenue (Transmission)	3,253,445	2,645,366
Others	9,072	191,355
Advance for equity participation	-	-
	18,986,750	4,688,863
INVESTMENT	7,678	7,678
FIXED ASSETS	1,201,146	1,245,167
INTANGIBLE ASSETS	136,040	574,274
Non-current Assets total	20,331,614	6,515,982
Assets total	21,459,611	16,253,019

155

Liabilities and Stockholders’ Equity	Consolidated
	09.30.14	09.30.13
Current Liability
Suppliers	7,965,935	4,479,547
Loans and Financing	910,205	433,433
Taxes and Social Contribution	32,623	42,241
Income Tax and Social Contribution	1,659	-
Reimbursement Obligations- CCC (12,111 Law)	-	6,981,540
Costumers advance	-	-
Fuel Consumption Account - CCC	-	-
Shareholders remuneration (dividends to pay)	-	-
Estimated Obligations	70,690	55,117
Provisions for contingencies	-	-
Post-Employment Benefits (Complementary Pension Fund)	1,332	1,098
Leasing	192,579	176,056
Onerous Contracts	-	-
Sector charges	-	509
Incentive to Early Retirement	-	24,377
Others	134,396	168,920
Current Liability Total	9,309,419	12,362,838

Non-Current Liability
Suppliers	493,918	580,584
Loans and Financing	951,495	724,079
Taxes and Social Contribution	-	-
Income Tax and Social Contribution	-	-
Reimbursement rights - CCC (12,111 Law )	11,216,697	1,688,664
Costumers advance	-	-
Estimated obligations	3,771	-
Provisions for contingencies	264,909	179,302
Provision for Onerous Contracts	344,865	268,761
Post-Employment Benefits (Complementary Pension Fund)	1,362	16,470
Leasing	1,861,599	1,877,928
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	-	-
Other Comprehensive Income	-	1,797
Advance for future capital increase	-	281,674
Others	443,307	22,796
Non-Current Liability Total	15,581,923	5,642,055

Stockholders’ Equity
Social Capital	4,610,171	4,513,199
Capital Reserves	-	-
Profit reserves	-	-
Additional proposed dividend	-	-
Acumulated profit/loss	- 8,039,493	- 6,251,575
Other Comprehensive Income	- 2,409	- 13,498
Non-Controlling shareholders participation	-	-

Stockholders’ Equity Total	- 3,431,731	- 1,751,874

Non-Current Liability and Stockholders’ Equity Total	21,459,611	16,253,019

156

Statement of Income

(R$ thousands)

	Consolidated
	09.30.14	09.30.13
Operating Revenue
Supply – Generation	826,118	835,569
Short term electric energy	1,135,812	134,854
Construction Plants Revenue	51,879	409,754
Electric Energy Supply - Distribution	448,606	432,599
Constructuion Revenue - Distribution	229,903	302,191
Other Operating Revenues	202,499	179,652
Deduction to Revenue	-481,771	-392,615
Net Operating Revenue	2,413,046	1,902,004
.
Operating Costs
Energy purchased for resale	-1,024,177	-220,864
Charges on electric grid usage	-40	-
Construction Cost	-281,782	-711,945
Fuel	-111,078	-94,652
Operating Expenses
Personnel, Material and Third-part related Service	-466,303	-460,420
Remuneration and Reimbursement	-5,103	-4,552
Depreciation and Amortization	-77,343	-112,570
Donations and Contributions	-	-
Provisions	-12,245	-63,388
Others	-491,019	-473,309
Operating Expenses	-2,469,090	-2,141,700
.
Operating Result before Financial Result	-56,044	-239,696
.
Financial Result	-883,185	-384,160
Result before Income tax and Social Contribution	-939,229	-623,856
.
Current Income Tax and Social Contribution	-	-
Deferred Income Tax and Social Contribution	-	-
Net Profit of Period	-939,229	-623,856

157

Marketletter

Cash Flow

(R$ thousands)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-866,539	-623,856
Depreciation and amortization	77,343	112,570
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	-1,097	-949
Financing charges	360,319	346,636
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-18,239	80,142
Provisions for contingencies	-23,391	-42,928
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	27,221	132,220
Variation in operating assets / liabilities	281,093	500,244
Net cash from operating activities	-163,290	504,079

Financing charges – payment	-97,771	-67,199
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-28,878	-49,752
Net cash from Operational activities	-289,939	387,128

FINANCING ACTIVITIES
Loans and financing obtained	797,457	253,198
Loans and financing payable - principal	-145,992	-124,845
Payment of Shareholders remuneration	-	-
Loans and financing amortization - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	651,465	128,353

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-7,255	-29,040
Intangible acquisition	-10,252	-6,912
Acquisition of Concession Asset	-289,648	-722,502
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-10
Others	-	-
Net Cash from investment activities	-307,155	-758,464

Increase (Decrease) in Cash and Cash Equivalents	54,371	-242,983

Cash and cash equivalents at beginning of the period – 12/31/13	84,656	390,677
Cash and cash equivalents at end of the period – 03/31/14	139,027	147,694
	54,371	-242,983

158

Analysis of the result

3Q14 x 2Q14

The Company presented a net loss in 3Q14, 15.6% higher than that registered in the previous quarter, from R$ (251.7) million in 2Q14 for R$ (290.8) million in 3Q14, primarily due to the factors described below.

Operating Revenue

In generation:

The electric energy supply in generation increased by 6.4%, from R$ 270.2 million in 2Q14 to R$ 287.5 million in 3Q14 due to the increase in the volume of energy traded.

The short-term electricity decreased by 45.5%, from R$ 563.5 million in 2Q14 to R$ 307.4 million in 3Q14, mainly due to reduced energy traded in settlement (PLD).

In distribution:

The supply of electric energy in distribution increased by 13.1%, from R$ 148.9 million in 2Q14 to R$ 168.4 million in 3Q14, primarily due to increased volume of energy traded.

Operating Expenses

The expenses with personnel, material and services presented an increase of 6.9%, from R$ (147.9) million in 2Q14 to R$ (158.2) million in 3Q14, primarily due to increased personnel expenses and third-part related services.

The electricity purchased for resale decreased by 67.5% from R$ (542.6) million in 2Q14 to R$ (176.1) million in 3Q14, due mainly due to the reduction of financial exposure to short-term market and the lowest value of the PLD.

The expenses with fuel increased by 50.2%, from R$ (21.1) million in 2Q14 for R$ (31.8) million in 3Q14, primarily due to higher thermal generation.

The operational provisions had increased 255%, from a reversal of R$ 41.1 million in 2Q14 to a provision of R$ (65) million in 3Q14, mainly due to non-payment of electricity purchased for resale from independent producers.

Financial Result

The debt charges had increased by 16.0%, from R$ (38.2) million in 2Q14 to R$ (44.3) million in 3Q14, mainly due to loan agreement with Eletrobras in 3Q14.

The charges from leasing decreased by 25.7%, from R$ (68.4) million in 2Q14 to R$ (50.8) million in 3Q14, mainly due to the IGP-M.

The others financial income decreased by 31.3%, from R$ 31.6 million in 2Q14 to R$ 21.7 million in 3Q14, mainly due to the reduction of fines over electric energy sales.

The other financial expenses increased 36.8%, from R$ (209.2) million in 2Q14 to R$ (286.1) million in 3Q14, mainly due to the fine related to delays along Cigás.

159

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Fuel	Intalled Capacity (MW)	Guaranteed Energy (MW average)	Energy Generated (MWh)
				1Q14	2Q14	3Q14
Parintins	Biodiesel BS1800	33.16	10.083	25,635	26,634	30,285
Itacoatiara	Biodiesel BS1800	34.83	6.328	22,865	24,636	29,572
Manacapuru	Biodiesel BS1800	28.93	10.868	0	0	0
Barreirinha	Biodiesel BS1800	3.71	0.729	2,935	3,043	3,483
Coari	Biodiesel BS1800	20.85	7.572	19,607	21,982	23,591
Maués	Biodiesel BS1800	12.43	3.822	9,597	10,180	11,304
HuMaytá	Biodiesel BS1800	15.37	4.661	12,494	12,460	14,435
Urucará	Biodiesel BS1800	4.67	1.484	3,272	3,399	3,915
Benjamin Constant	Biodiesel BS1800	7.32	2.549	6,834	7,180	7,157
Tefé	Biodiesel BS1800	18.2	6.783	17,844	18,513	20,513
Manicoré	Biodiesel BS1800	7.67	2.489	6,139	6,989	7,489
Autazes	Biodiesel BS1800	6.07	1.753	5,907	5,734	6,137
Codajás	Biodiesel BS1800	7	1.653	2,886	4,580	4,952
Eirunepé	Biodiesel BS1800	10.62	1.996	4,876	5,456	5,456
Nova O. do Norte	Biodiesel BS1800	6.52	1.996	4,942	5,242	5,862
Atalaia do Norte	Biodiesel BS1800	1.19	0.05	0	0	0
Barcelos	Biodiesel BS1800	4.87	1.367	3,511	3,644	3,994
Lábrea	Biodiesel BS1800	9.54	2.611	7,470	7,740	8,084
São P. de Olivença	Biodiesel BS1800	3.79	0.986	2,510	2,650	2,732
Santo Antônio do Içá	Biodiesel BS1800	3.22	1.04	2,776	2,959	3,156
Carauari	Biodiesel BS1800	7.18	2.036	5,380	5,699	5,818
Fonte Boa	Biodiesel BS1800	6.23	1.662	3,781	3,684	4,044
Boca do Acre	Biodiesel BS1800	8.22	2.538	6,647	7,024	7,302
São G. da Cachoeira	Biodiesel BS1800	8.42	3.021	7,992	8,261	7,941
Itapiranga	Biodiesel BS1800	3.06	0.985	2,361	2,434	2,768
Anori	Biodiesel BS1800	4.16	1.073	1,215	2,892	3,375
Silves	Biodiesel BS1800	2.5	0.498	1,712	1,773	1,867
Augusto Montenegro	Biodiesel BS1800	0.6	0.055	175	181	182
Nhamundá	Biodiesel BS1800	4.58	0.961	2,562	2,783	3,360
Tabatinga	Biodiesel BS1800	15.43	5.336	12,973	14,030	14,497
Novo Aripuanã	Biodiesel BS1800	5.69	1.584	3,972	4,052	4,645
Borba	Biodiesel BS1800	3.6	1.851	4,874	5,244	5,671
Santa I.do Rio Negro	Biodiesel BS1800	2.42	0.676	1,726	1,798	1,861
Jutaí	Biodiesel BS1800	6.18	1.182	2,794	2,839	3,259
Novo Airão	Biodiesel BS1800	5.27	1.206	3,441	3,735	4,037
Ipixuna	Biodiesel BS1800	3.04	0.597	1,499	1,690	1,774
Envira	Biodiesel BS1800	3.38	0.856	2,380	2,432	2,462
Cucuí	Biodiesel BS1800	0.57	0.073	200	243	219
Japurá	Biodiesel BS1800	0.18	0.044	137	141	161
Maraã	Biodiesel BS1800	3.69	0.628	1,805	2,100	2,258
Juruá	Biodiesel BS1800	2.49	0.462	1,335	1,546	1,594
Tapauá	Biodiesel BS1800	3.71	1.155	2,914	3,493	3,969
Canutama	Biodiesel BS1800	2.23	0.613	1,519	1,621	1,766
Pauini	Biodiesel BS1800	2.62	0.698	1,878	2,022	2,111
Careiro	Biodiesel BS1800	2.5	0.859	1,783	1,942	1,977
Amaturá	Biodiesel BS1800	1.8	0.446	1,189	1,323	1,407
Estirão do Equador	Biodiesel BS1800	0.72	45.207	108	142	138
Palmeiras	Biodiesel BS1800	0.72	0.053	92	99	107
Ipiranga	Biodiesel BS1800	0.42	0.054	118	134	114
Vila Bittencourt	Biodiesel BS1800	0.57	0.068	138	132	132
Iauaretê	Biodiesel BS1800	1	0.178	197	239	254
São S. do Uatumã	Biodiesel BS1800	2.64	0.638	1,526	1,536	1,714
Tonantins	Biodiesel BS1800	3.46	0.944	1,799	2,041	2,059
Alvarães	Biodiesel BS1800	2.72	0.641	1,950	2,138	2,165
Beruri	Biodiesel BS1800	2.97	0.756	2,171	2,510	2,660
Caapiranga	Biodiesel BS1800	2.06	0.493	2,637	2,001	2,191
Uarini	Biodiesel BS1800	1.94	0.615	1,885	2,073	2,091
Urucurituba	Biodiesel BS1800	2.84	0.787	2,755	2,835	3,035

160

Unit	Fuel	Intalled Capacity (MW)	Guaranteed Energy (MW average)	Energy Generated (MWh)
				1Q14	2Q14	3Q14
Pedras	Biodiesel BS1800	0.57	0.102	291	321	332
Anamã	Biodiesel BS1800	1.73	0.54	785	1,826	1,935
Itamarati	Biodiesel BS1800	2.56	0.405	1,270	1,371	1,427
Castanho	Biodiesel BS1800	12.72	4.195	12,166	13,163	13,536
Rio Preto da Eva	Biodiesel BS1800	11.21	3.389	9,633	10,126	10,807
Limoeiro	Biodiesel BS1800	1.79	0.335	1,005	1,009	1,062
Boa Vista do Ramos	Biodiesel BS1800	2.31	0.738	2,571	2,714	2,828
Manaquiri	Biodiesel BS1800	3.01	1.118	3,290	3,707	3,969
Caviana	Biodiesel BS1800	0.58	0.122	329	344	348
Campinas	Biodiesel BS1800	0.43	0.06	176	198	219
Caiambé	Biodiesel BS1800	0.88	0.121	386	399	388
Murituba	Biodiesel BS1800	0.3	0.033	73	78	77
Apuí	Biodiesel BS1800	7.19	1.381	3,521	4,097	4,341
Mocambo	Biodiesel BS1800	0.89	0.188	0	0	0
Belém do Solimões	Biodiesel BS1800	0.84	0.213	438	448	438
Itapeaçú	Biodiesel BS1800	0.85	0.153	0	0	0
Caborí	Biodiesel BS1800	0.78	0.095	755	828	910
Cametá	Biodiesel BS1800	0.612	0.136	0	0	0
Sacambú	Biodiesel BS1800	0.448	0.064	225	236	252
Novo Remanso	Biodiesel BS1800	4.06	1.331	4,455	4,849	4,839
Tuiué	Biodiesel BS1800	0.71	0.096	276	341	308
Jacaré	Biodiesel BS1800	0.34	0.164	569	589	769
Novo Céu	Biodiesel BS1800	1	0.404	1,740	1,740	1,740
Zé Açú	Biodiesel BS1800			0	0	0
Vila Amazônia	Biodiesel BS1800	2.08	0.341	1,285	1,227	1,455
Terra Nova	Biodiesel BS1800			0	0	0
Axinim	Biodiesel BS1800	0.66	0.107	307	333	302
Vila Urucurituba	Biodiesel BS1800	0.38	0.059	148	150	150
Arara	Biodiesel BS1800	0.332	0.052	142	159	159
Feijoal	Biodiesel BS1800	0.778	0.062	210	265	236
Lindoia	Biodiesel BS1800	1	0.304	888	1,035	1,070
Moura	Biodiesel BS1800	0.52	0.065	158	166	197
Santana	Biodiesel BS1800	0.31	0.051	116	139	152
Sucunduri	Biodiesel BS1800	0.16	0.048	128	159	189
Carvoeiro	Biodiesel BS1800	0.33	0.016	44	48	51
Itapuru	Biodiesel BS1800	0.31	0.02	67	83	91
Betânia	Biodiesel BS1800	0.43	0.111	264	235	270
Vila de Matupí	Biodiesel BS1800	1.85	0.619	1,907	1,993	2,295
Auxiliadora	Biodiesel BS1800	0.468	0.079	239	247	275
Tamaniquá	Biodiesel BS1800	0.468	0.079	65	65	63
Santa Rita Well	Biodiesel BS1800	0.62	0.183	512	510	469
Parauá	Biodiesel BS1800	0.568	0.096	224	245	242
Belo Monte	Biodiesel BS1800	0.246	0.044	114	117	124
Vila de Alterosa	Biodiesel BS1800	0.33	0.067	225	260	253
Camaruã				101	103	116
UHE Balbina	Água	277.5	132.3	283,428	251,959	437,394
UTE Aparecida	OCTE, GN	282.5	150.0	295,750	301,358	302,117
UTE Mauá	Bloco 1 - OC1A / Bloco 3 Gás Natural (Alternativo OCTE) / Bloco4 – OPGE / Bloco 5 – Biodiesel / Bloco 6 – Biodiesel / Bloco 7 - Biodiesel	738.1	311.0	398,686	369,361	407,293
UTE Electron	OCTE	121.1	18.0	809	4,339	18,288
UT CO Cidade Nova	Diesel/Biodiesel	29.6	19.4	13,839	20,285	17,521
UT AS São José	Diesel/Biodiesel	73.4	47.5	40,054	45,019	34,389
UT FO Flores	Diesel/Biodiesel	124.7	78.3	78,129	104,490	84,677
UTE Distrito	Biodiesel (B S1800)	51.3	38.3	36,129	45,778	31,119
UTE Iranduba	Diesel/Biodiesel	66.6	47.1	40,323	62,150	47,607
Total		2,204.22	1,012.0	1,493,966	1,528,095	1,729,862

161

Unit	Location (State)	Beginning of Operation	End of Operation
Parintins	Amazonas	Dec/65	Undefined
Itacoatiara	Amazonas	Sep/66	Undefined
Manacapuru	Amazonas	Jan/67	Undefined
Barreirinha	Amazonas	Jun/67	Undefined
Coari	Amazonas	Sep/67	Undefined
Maués	Amazonas	Dec/67	Undefined
HuMaytá	Amazonas	Jul/68	Undefined
Urucará	Amazonas	Jun/68	Undefined
Benjamin Constant	Amazonas	Aug/68	Undefined
Tefé	Amazonas	Aug/68	Undefined
Manicoré	Amazonas	May/69	Undefined
Autazes	Amazonas	Jun/69	Undefined
Codajás	Amazonas	Sep/69	Undefined
Eirunepé	Amazonas	Sep/69	Undefined
Nova Olinda do Norte	Amazonas	Oct/69	Undefined
Atalaia do Norte	Amazonas	Mar/70	Undefined
Barcelos	Amazonas	Jul/70	Undefined
Lábrea	Amazonas	Aug/70	Undefined
São Paulo de Olivença	Amazonas	Jan/71	Undefined
Santo Antônio do Içá	Amazonas	Jan/71	Undefined
Carauari	Amazonas	Jan/71	Undefined
Fonte Boa	Amazonas	Jan/71	Undefined
Boca do Acre	Amazonas	Feb/71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar/71	Undefined
Itapiranga	Amazonas	Oct/71	Undefined
Anori	Amazonas	Oct/71	Undefined
Silves	Amazonas	Oct/71	Undefined
Augusto Montenegro	Amazonas	Oct/71	Undefined
Nhamundá	Amazonas	Nov/71	Undefined
Tabatinga	Amazonas	Nov/71	Undefined
Novo Aripuanã	Amazonas	Jun/72	Undefined
Borba	Amazonas	May/72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct/72	Undefined
Jutaí	Amazonas	May/72	Undefined
Novo Airão	Amazonas	Jul/73	Undefined
Ipixuna	Amazonas	Jul/73	Undefined
Envira	Amazonas	Aug/73	Undefined
Cucuí	Amazonas	Oct/73	Undefined
Japurá	Amazonas	Oct/73	Undefined
Maraã	Amazonas	Oct/73	Undefined
Juruá	Amazonas	Oct/73	Undefined
Tapauá	Amazonas	Dec/73	Undefined
Canutama	Amazonas	Dec/73	Undefined
Pauini	Amazonas	Sep/74	Undefined
Careiro	Amazonas	Sep/74	Undefined
Amaturá	Amazonas	Nov/74	Undefined
Estirão do Equador	Amazonas	Dec/74	Undefined
Palmeiras	Amazonas	Dec/74	Undefined
Ipiranga	Amazonas	Jan/75	Undefined
Vila Bittencourt	Amazonas	Dec/75	Undefined
Iauaretê	Amazonas	Apr/75	Undefined
São Sebastião do Uatumã	Amazonas	Apr/75	Undefined
Tonantins	Amazonas	Apr/75	Undefined
Alvarães	Amazonas	May/75	Undefined
Beruri	Amazonas	Dec/75	Undefined
Caapiranga	Amazonas	Jan/75	Undefined
Uarini	Amazonas	Feb/76	Undefined
Urucurituba	Amazonas	Jan/75	Undefined
Pedras	Amazonas	Aug/76	Undefined
Anamã	Amazonas	Jan/76	Undefined
Itamarati	Amazonas	Feb/76	Undefined
Castanho	Amazonas	Dec/79	Undefined
Rio Preto da Eva	Amazonas	Jun/04	Undefined
Limoeiro	Amazonas	Nov/82	Undefined
Boa Vista do Ramos	Amazonas	Mar/86	Undefined
Manaquiri	Amazonas	Jun/84	Undefined
Caviana	Amazonas	Jul/86	Undefined
Campinas	Amazonas	Jul/86	Undefined
Caiambé	Amazonas	Aug/76	Undefined
Murituba	Amazonas	Aug/86	Undefined
Apuí	Amazonas	Sep/86	Undefined
Mocambo	Amazonas	Mar/87	Undefined
Belém do Solimões	Amazonas	Mar/87	Undefined
Itapeaçú	Amazonas	Mar/87	Undefined
Caborí	Amazonas	Sep/92	Undefined
Cametá	Amazonas	Sep/92	Undefined
Sacambú	Amazonas	Dec/92	Undefined
Novo Remanso	Amazonas	Aug/98	Undefined
Tuiué	Amazonas	Sep/98	Undefined
Jacaré	Amazonas	Aug/98	Undefined
Novo Céu	Amazonas	Aug/98	Undefined
Zé Açú	Amazonas	Sep/98	Undefined
Vila Amazônia	Amazonas	Sep/98	Undefined
Axinim	Amazonas	Oct/98	Undefined
Vila Urucurituba	Amazonas	May/99	Undefined
Arara	Amazonas	Apr/00	Undefined
Feijoal	Amazonas	Feb/00	Undefined
Lindoia	Amazonas	Jul/00	Undefined
Moura	Amazonas	Apr/04	Undefined
Santana	Amazonas	Jul/05	Undefined
Sucunduri	Amazonas	Oct/06	Undefined
Carvoeiro	Amazonas	Mar/06	Undefined
Itapuru	Amazonas	Oct/10	Undefined
Betânia	Amazonas	Jul/06	Undefined
Vila de Matupí	Amazonas	Aug/06	Undefined
Auxiliadora	Amazonas	Oct/06	Undefined
Santa Rita Well	Amazonas	Nov/06	Undefined
Parauá	Amazonas	Sep/03	Undefined
Belo Monte	Amazonas	Oct/06	Undefined
Vila de Alterosa	Amazonas	Oct/06	Undefined
UHE Balbina	Amazonas	Jan/89	Mar/27
UTE Aparecida	Amazonas	Feb/84	Undefined
UTE Mauá	Amazonas	Apr/73	Undefined
UTE Electron	Amazonas	Jun/05	Undefined
UT CO Cidade Nova	Amazonas	Aug/08	Undefined
UT AS São José	Amazonas	Feb/08	Undefined
UT FO Flores	Amazonas	Aug/08	Undefined
UTE Distrito	Amazonas	Oct/10	Undefined
UTE Iranduba	Amazonas	Nov/10	Undefined

162

2. Electric energy purchased for resale

System	Unit	1Q14*	2Q14*	3Q14
Eletrobras (Guajará)	MWh	1,490	1.471	1.566
	R$ million	3,1	-	-1,5
Others (PIE'S-Independent Producer.- Self producer)	MWh	673,823	690.572	687.838
	R$ million	21,7	24,3	26,7
Total	MWh	675,313	692,043	689,404
	R$ million	24,8	24,3	25,2

*Do not include the energy traded on short term market

163

3 .Energy sold

Distribution to	1Q14		2Q14		3Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	124,0	460.793	127,0	479.342	173,5	531.763
Industrial	80,1	443.444	78,3	427.642	104,4	463.765
Commercial, Service and Other Activities	76,9	301.043	81,4	320.395	107,2	344.854
Rural	3,0	19.924	3,0	19.643	3,8	20.172
Public Utilities	29,0	132.084	32,2	149.118	43,8	167.182
Public Ilumination	4,8	32.905	6,5	43.908	8,1	44.603
Public Service	8,5	51.237	8,1	49.312	10,3	49.516
CCEE Others	264,9	567.433	563,5	644.979	307,4	438.137
Total	591,20	2,008,863.00	900,00	2,134,339.00	758,50	2,059,992.00

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14
837,609	848,613	860,545

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14
14,765	6,968	3,876

6. Substations

1Q14	2Q14	3Q14
54	54	54

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	100,773,392	960.5	152,682,088	1,074.3	92,334,839.90	1,026.1

8. Losses  - %

1Q14		2Q14		3Q14
Technical	Commercial	Technical	Commercial	Technical	Commercial
2.44	35.42	1.5	37.08	1.00	39.20

9. Extension of transmission lines

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Balbina–Cristiano Rocha	158.513	230	Nov/06	Mar/27
Manaus–Cristiano Rocha	22.704	230	Nov/06	Mar/27
Ramal de Transmissão–Presidente Figueiredo	0.124	230	Sep/08	Mar/27
Balbina – Manaus I	180.344	230	May/89	Mar/27
Balbina – Balbina – Circuito 1	0.590	230	Feb/89	Mar/27
Balbina – Balbina – Circuito 2	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuito 3	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuito 4	0.680	230	Sep/89	Mar/27
Balbina – Balbina – Circuito 5	0.680	230	Jul/89	Mar/27

164

Subtransmition

Line	Extension (Km)	Tension (kV)	Beginning of Operation	End of Concession
Manaus I – São José	7.285	69	Feb/01	Jul/15
Manaus I – Mauá	11.815	69	Oct/91	Jul/15
Manaus I – Distrito I – Circuito 1	4.685	69	Oct/91	Jul/15
Manaus I – Distrito I – Circuito 2	4.682	69	Nov/06	Jul/15
Manaus I – V8 – Circuito 1	1.160	69	Oct/91	Jul/15
Manaus I – V8 – Circuito 2	1.160	69	Oct/91	Jul/15
Manaus I – Cachoeirinha	6.112	69	Jul/92	Jul/15
Manaus I – Seringal Mirim – Circuito 1	6.649	69	Sep/97	Jul/15
Manaus I – Seringal Mirim – Circuito 2	7.277	69	Oct/97	Jul/15
Manaus I– Flores – Circuito 1	4.460	69	Feb/89	Jul/15
Manaus I – Flores – Circuito 2	4.565	69	Nov/01	Jul/15
Manaus I – Flores – Circuito 3	4.810	69	Dec/07	Jul/15
Manaus I – Cidade Nova	7.463	69	Jan/96	Jul/15
Manaus I – Santo Antônio	9.516	69	Apr/05	Jul/15
Flores – Redenção	1.469	69	Nov/08	Jul/15
Redenção – Ponta Negra	4.515	69	Nov/08	Jul/15
Flores – Ponta Negra	5.959	69	Dec/07	Jul/15
Aparecida – Ponta Negra	8.610	69	Jul/83	Jul/15
Aparecida – Seringal Mirim	3.796	69	Feb/97	Jul/15
Aparecida – Cachoeirinha	3.994	69	Apr/05	Jul/15
Aparecida – El Paso	0.153	69	Nov/99	Jul/15
Mauá – Distrito I – Circuito 1	7.481	69	Apr/77	Jul/15
Mauá – Distrito I – Circuito 2	6.728	69	Apr/99	Jul/15
Mauá – Distrito II – Circuito 1	4.122	69	Nov/97	Jul/15
Mauá – Distrito II – Circuito 2	4.107	69	Apr/04	Jul/15
Mauá – Marapatá	6.489	69	Nov/11	Jul/15
Marapatá – Cachoeirinha	2.894	69	Nov/11	Jul/15
Mauá – Cidade Nova	26.016	69	Aug/06	Jul/15
Mauá – Mauá Geração – Circuito 1	0.533	69	Feb/04	Jul/15
Mauá – Mauá Geração – Circuito 2	0.226	69	Feb/04	Jul/15
Mauá – El Paso	0.200	69	Mar/04	Jul/15
Mauá Geração – São José	8.924	69	Mar/04	Jul/15
Mauá Geração – Consumidores Especiais	9.362	69	Jul/04	Jul/15
Eletro – Cachoeirinha	0.357	69	Jan/81	Jul/15
Distrito I – Consumidores Especiais	7.723	69	Mar/96	Jul/15
Distrito II – Cachoeirinha – Circuito 1	7.421	69	Nov/97	Jul/15
Distrito II – Cachoeirinha – Circuito 2	7.830	69	Sep/11	Jul/15
Seringal Mirim – Cachoeirinha	3.980	69	Feb/97	Jul/15
Santo Antônio – Sivam	5.326	69	Mar/95	Jul/15
Ponta Do Ismael – Iranduba	18.043	69	Jun/06	Jul/15
Flores – Ambev	0.161	69	Mar/03	Jul/15
Iranduba – Manacapuru	70.000	69	Aug/12	Jul/15
Total	308.058

9.1. Extension of distribution lines – 09.30.14

1Q14	2Q14	3Q14
44,420	44,462	45,492

10. DEC - Duration of interruptions - in hours

1Q14	2Q14	3Q14
13.28	14.61	16.37

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14
8.72	10.31	10.39

165

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14
296.01	257.95	282.28

13. Average price– R$/MWh

1Q14	2Q14	3Q14
277.64	278.10	278.32

14. Main investments – R$ million

Project	1Q14	2Q14	3Q14	Budget 2014
Distribution	68,64	73,71	62,86	733,36
Extension of Urban distribution	22,96	28,67	20,10	319,11
“Light for All” Program	24,94	29,18	25,92	173,44
Maintenance of the distribution system	9,67	6,85	8,90	150,17
Maintenance of the urban network	11,07	9,01	7,92	90,64
Others (infrastructure)	2,89	1,88	6,43	24,47
Generation	0.79	0.46	0.43	16,26
Total	72,32	76,05	69,72	774,09

15. New Investments

15.1. Generation

15.1.1. Own assets

Unit	Location (State)	Total of Investment (R$ million)	Amount invested (R$ million)	Installed Capacity (MW)		Assured Energy (MW average)		Beginning of Operation		Beginning of Construction
				Open cycle	Comb. cycle	Open cycle	Comb. cycle	Open cycle	Comb. cycle
TEU Mauá 3	Amazonas	1,114.33	527.4	379.76	589.61	375.0	570.4	Sep/15	May/16	Sep/12

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
Eletrobras	1,455.7	1,435.7	1,861.7	01/2024	RGR

166

17. Contract obligations – 09.30.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	910,2	72,2	206,7	213,8	146,6	312,2

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	584,173	614,514	642,989	694,668	721,386	5,357,085
MWh	2,680,881.17	2,671,800.00	2,679,120.00	2,671,800.00	2,671,800.00	13,592,305.00

18. Default – more than 90 days – 09.30.14

Class	R$
State utilities
Industrial	19,203,369.19
Residential	25,937,817.52
Commercial	13,462,467.69
Rural	2,195,755.20
Public Utilities	16,462,608.52
Public Ilumination	989,482.09
Public Service	18,736,418.85
Others	2,357.15
Total	96,990,276.21

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Generation and transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	76	47	21
6 to 10	298	257	283
11 to 15	80	71	56
16 to 20	124	186	197
21 to 25	114	116	119
beyond 25	208	229	231
Total	900	906	907

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	73	45	26
6 to 10	229	229	246
11 to 15	55	23	13
16 to 20	81	87	94
21 to 25	72	107	103
beyond 25	185	202	209
Total	695	693	691

167

Administration

Tenure (years)	1Q14	2Q14	3Q14
Up to 5	56	110	60
6 to 10	204	239	279
11 to 15	41	6	3
16 to 20	52	36	34
21 to 25	64	37	40
Beyond 25	132	105	108
Total	549	533	524

19.2. By region

State	Number of employees
	1Q14	2Q14	3Q14
Amazonas	2,144	2,132	2,122

19.3. By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	1,595	1,599	1,598
Administrative	549	533	524

20.Complementary work force

Operational	1Q14	2Q14	3Q14
	1,740	1,740	1,740

21.Turn-over  - %

1Q14	2Q14	3Q14
0.37	0.61	0.19

168

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Asset	09.30.14	09.30.13
Current Assets
Availabilities	24,587	87,767
Clients (Consumers and Resellers)	69,662	42,425
Deferred Fiscal Assets (taxes and Contributions)	8,373	10,380
Income Tax and Social contributions	544	-
Reimbursement rights – CCC (12,111 law)	5,880	101,911
Linked Deposits	462	515
Stored material	1,782	3,133
Others	27,610	26,681
Current Total	138,900	272,812

Non-current Assets
Clients (Consumers and Resellers)	19,533	13,516
Deferred Fiscal Assets (Taxes and Contributions)	2,929	3,568
Reimbursement rights – CCC (12,111 law)	245,616	-
Linked Deposits	5,516	17,869
Financial Asset – Annual allowed Revenue (Transmission)	302,627	332,534
Others	86	-
Advance to equity participation	-	-
	576,307	367,487
INVESTMENT	-	-
FIXED ASSET	6,458	7,114
INTANGIBLE	38,874	54,543

Non-Current Asset Total	621,639	429,144
Total Asset	760,539	701,956

169

Liabilities and Stockholders Equity	09.30.14	09.30.13
Current Liability
Suppliers	54,133	260,868
Loans and financings	66,080	34,798
Bonds	-	-
Taxes and social contributions	18,630	13,460
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance to clients	-	-
Remuneration to shareholders (dividends to pay)	-	-
Estimated obligations	7,155	5,400
Provisions for Contingencies	-	-
Post-employment benefit (Complementary Pension Fund)	552	1,389
Leasing	-	-
Onerous Contracts	-	-
Sectorial Charges (regulatory taxes)	31,760	31,059
Incentive to personnel retiremnt	-	12,984
Others	10,941	14,325
Current Liability Total	189,251	374,283

Non-current Liability
Suppliers	213,217	-
Loans and financings	154,100	109,368
Taxes and social contributions	6,872	-
Income tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement Obligations – CCC (12,111 law)	122,422	60,538
Advance to clients	-	-
Estimated obligations	-	-
Provisions for Contingencies	10,576	2,451
Post-employment benefit (Complementary Pension Fund)	314	3,784
Sectorial Charges (regulatory taxes)	-	-
Advance for future capital increase	12,787	230,631
Incentive to personnel retiremnt	-	956
Others	113	107
Non-current Liability Total	520,401	407,835

Stockholders Equity
Social capital	475,789	245,158
Capital reserves	-	4,277
Profit Reserves	-	-
Additional Proposed Dividend	-	-
Accured losses/profit	- 424,902	- 329,597
Other comprehensive Income	-	-
Non-controlling shareholders participation	-	-

Stockholders Equity Total	50,887	- 80,162
Liabilities and Stockholders’ Equity Total	760,539	701,956

170

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Electric Energy Supply - Distribution	336,830	293,357
Construction Revenue - Distribution	34,816	41,744
Other Operating Revenue	2,414	11,919
Deductions to Revenue	-103,843	-93,129
Net Operating Revenue	270,217	253,891
Operating Costs
Electric Energy purchased for resale	-96,014	-102,999
Construction Cost	-34,816	-41,744
Operating Expenses
Personnel, Material and third-part related Service	-63,276	-67,075
Charges on electric network usage	-1,865	-1,745
Depreciation and Amortization	-10,370	-8,339
Donations and Contributions	-	-
Provisions	17,420	-28,130
Others	-7,974	12,243
Operating Costs and Expenses	-196,895	-237,789
Operating Result before Financial Result	73,322	16,102
Financial Result	-43,514	-38,523
Result before Income tax and Social Contribution	29,808	-22,421
Current Income tax and Social Contribution	-	-114
Deferred Income tax and Social Contribution	-	-302
Net Result of the period	29,808	-22,837

171

Cash Flow

(R$ thousands)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	21,489	-33,367
Depreciation and amortization	10,370	8,339
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	32,125	31,180
Financing charges	13,554	9,537
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-8,073	15,388
Provisions for contingencies	2,577	-1,881
Provision for staff realignment	-	-
Provision for impairment of assets	-3,556	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	5,924	-3
Variation in operating assets / liabilities	-78,624	70,583
Net cash from operating activities	-4,214	99,776

Financing charges – payment	-6,192	-9,537
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-416
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	-
Net cash from Operational activities	-10,406	89,823

FINANCING ACTIVITIES
Loans and financing obtained	74,175	20,556
Loans and financing payable - principal	-17,590	-28,564
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	56,585	-8,008

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-932	-1,134
Intangible Asset acquisition	-1,519	-3,996
Concession Asset Acquisition	-37,231	-40,961
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-8	-
Net Cash from investment activities	-39,690	-46,091

Increase (Decrease) in Cash and Cash Equivalents	6,489	35,724

Cash and cash equivalents at beginning of the period – 12/31/13	18,098	52,043
Cash and cash equivalents at end of the period – 03/31/14	24,587	87,767
	6,489	35,724

172

Analysis of the result

3Q14 x 2Q14

The Company presented in the 3Q14 net income 12.1% higher than that recorded in the previous quarter, from R$ 6.2 million in the 2Q14 for R$ 7.0 million in the 3Q14, primarily due to the factors described below.

Operating Revenue

The supply of electricity increased by 0.6%, from R$ 115.4 million in the 2Q14 for R$ 116 million in the 3Q14, not generating significant impacts on the company's results.

Operating Expenses

Personnel expenses, materials and third party services decreased by 27.6%, from R$ (27.8) million in the 2Q14 for R$ (20.2) million in the 3Q14, mainly due to salary adjustments arising from the collective bargaining in 2014.

Electricity purchased for resale increased by 14.2%, from R$ (23.6) million in the 2Q14 for R$ (27) million in the 3Q14, due primarily to an increase in PLD.

Operational provisions decreased by 109.3%, from a provision of R$ (2.2) million in the 2Q14 for a reversal of R$ 0.2 million in the 3Q14, primarily due to the reversal of the provision related to ICMS.

Other operating expenses decreased by 73.8%, from R$ (5.2) million in the 2Q14 for R$ (9.1) million in the 3Q14, mainly due to the realization of ICMS installment contract.

Financial Results

Net monetary decreased by 177.5%, from an expense of R$ (5.2) million in the 2Q14 to an expense of R$ (14.3) million in the 3Q14, mainly due to the update of outstanding bills from the supplier of diesel.

Other financial expenses decreased by 90%, from R$ (8.2) million in the 2Q14 for R$ (0.8) million in the 3Q14, mainly due to the return of funds, resulting from violation of indicators in the period, for the company's clients.

173

Market Data

1.  Generation Assets and Energy generated – N/A

2.  Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14
Eletrobras (SIN)	MWh	53,182	55,043
	R$ million	2,473	2,830
Eletrobras Eletronorte	MWh	124,665	129,028
	R$ million	18,994	21,766
Others	MWh	84,534	87,493
	R$ million	15,047	17,218
Total	MWh	262,381	271,564
	R$ million	36,515	47,780

SIN – National Interconected System

3.  Energy sold

Distribution to	1Q14		2Q14		3Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	56,98	99,884	53,04	97,433	57,90	98,764
Industrial	4,54	11,360	4,59	11,009	4,33	9,468
Commercial, servicess and others activities	27,24	48,847	25,86	46,584	28,37	50,020
Rural	3,67	9,975	3,36	10,592	4,23	10,371
State Utilities	12,71	26,908	13,62	27,810	15,77	29,776
Public Ilumination	3,19	8,692	4,01	11,599	3,58	10,919
Public Service	2,38	8,273	2,30	7,943	2,43	9,014
Own Consumption	0,12	302	0,17	290	0,18	294
Others	0,62	1,601	0,53	1,586	0,61	1,885
Total	111,45	215,842	107,48	214,846	117,4	170,491

4.  Number of Consumer Units Serviced

1Q14	2Q14	3Q14
234,677	237,728	239,647

5.  Network Expansion - number of new connections

1Q14	2Q14	3Q14
2,965	2,885	1,893

6.  Substation

1Q14	2Q14	3Q14
15	15	15

174

7.  Fuel for production of electric energy

Type	Unit	1Q14		2Q14		3Q14
		Amount	R$ million	Amount	R$ million	Amount	R$ million
Diesel	Litre	12,836,029	40,01	13,334,861	41,32	13,929,975	42,58
Total:		12.836.029	40,01	13,334,861	41,32	13,929,975	42,58

8.  Losses - %

1Q14		2Q14		3Q14
Technical	Commercial	Technical	Commercial	Technical	Commercial
9.85	13.65	9.85	13.05	9.85	13.54

9.  Extension of distribution lines – 09.30.14

1Q14	2Q14	3Q14
19.017	19.248	19.297

10.   DEC - Duration of interruptions - in hours

1Q14	2Q14	3Q14
24.61	13.82	11.44

11.   FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14
11.26	9.33	9.63

12.   TMA – Average response time – in minutes

1Q14	2Q14	3Q14
649.51	441.06	365.46

13.   Average price– R$/MWh

1Q14	2Q14	3Q14
516.35	500.27	532.40

175

14.   Main investments – R$ thousand

Project	1Q14	2Q14	3Q14	2014 budget
Distribution	10,532	7,460	15,181	149,321
Rural Distribution Network Expansion - Light for All	1,288	1,105	2,096	46,058
Urban Distribution Network Expansion	3,932	3,376	3,233	51,809
Distribution System Maintenance	3,515	901	3,229	21,308
Energy in Isolated Systems	-	-	-	-
Modernization and Adequacy of Commercial and Distribution System	1,797	2,078	6,623	30,145
Others	2,002	894	487	8,941
Asset Maintenance	2,002	894	488	8,941
Total	12,534	8,354	15,668	158,262

15.   New Investments – N/A

16.   Loans and financing – R$ thousand

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due	Index
Eletrobras	675,293.51	675,293.51	675,293.51	2015	R$
Eletrobras	15,257,000.00	15,257,000.00	52,000,000.00	2019	R$
Eletrobras	-	2,358,149.00	15,257,000.00	2018	R$
Eletrobras	15,778,049.00	15,778,049.00	15,778,049.00	2019	R$
Eletrobras	1,189,122.20	1,168,620.09	1,168,620.09	2018	R$
Eletrobras	490,000.00	490,000.00	508,887.02	2019	R$
Eletrobras	35,551,615.70	34,184,245.87	34,184,245.87	2018	R$
Eletrobras	11,733,463.40	10,951,232.50	10,951,232.50	2019	R$
Eletrobras	8,662,861.80	8,408,071.75	8,408,071.75	2017	R$
Eletrobras	9,321,670.93	9,047,504.14	9,047,504.14	2017	R$
Eletrobras	12,675,829.62	11,830,774.30	11,196,982.81	2019	RGR
Eletrobras	11,500,000.00	11,250,000.00	11,250,000.00	2018	R$
Eletrobras	12,055,255.32	12,235,567.01	13,050,097.10	2019	IPCA
Eletrobras	7,666,666.62	7,499,999.95	7,499,999.95	2018	R$
Eletrobras	3,710,020.70	3,400,852.30	3,168,976.00	2018	RGR
Eletrobras	10,703,878.08	9,730,798.26	9,000,988.38	2017	RGR
Eletrobras	3,782,090.53	3,438,264.16	3,180,394.36	2017	R$
Eletrobras	1,708,887.78	1,025,332.66	512,666.32	2014	R$
Eletrobras	373,264.48	-	-	2014	R$
Eletrobras	2,036,802.71	1,745,830.87	-	2016	R$
Eletrobras	3,382,140.66	3,163,938.03	1,527,601.99	2018	R$
Eletrobras	53,844.91	16,153.48	3,000,286.08	2014	R$
Total	168,307,757.95	163,655,676.88	211,366,897.39

17.   Contract obligations – 09.30.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	N/A	N/A	N/A	N/A	N/A	N/A

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	167,120	107,149	152,888	175,171	183,919	2,758,780
MWh	1,086,257	1,034,694	1,477,242	1,691,386	1,692,950	25,394,248

176

18. Default – more than  90 days – 09.30.14

Class	R$ million
State utilities	-
Industrial	3,6
Residential	24,4
Commercial	11,0
Rural	4,6
Poder Público	11,9
Iluminação Pública	6,51
Serviço Público	0.67
Others	-
Total	62,68

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	75	75	74
6 to 10	39	39	39
11 to 15	-	-	-
16 to20	-	-	-
21 to 25	17	17	17
beyond 25	43	43	43
Total	174	174	173

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	46	46	45
6 to 10	23	23	22
11 to 15	-	-	-
16 to20	-	-	-
21 to 25	9	9	9
beyond 25	22	22	21
Total	100	100	97

19.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Acre	274	274	270

177

19.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	101	101	97
Administrative	173	173	173

20.   Complementary work force

Operational	1Q14	2Q14	3Q14
	49	49	272

21.   Turn-over - %

1Q14	2Q14	3Q14
2.18	2.18	0.36

178

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets

Availabilities	14,478	23,392
Clients (Consumers and Resellers)	235,088	229,216
Marketable Securities	26,233	-
Fiscal Asset Deferred (taxes and Contributions)	13,570	9,444
Reimbursement Right – CCC (12,111 law)	28,236	-
Linked Deposits	-	-
Stored Materials	5,152	5,836
Other	99,622	49,067
Current Assets Total
	422,379	316,955

Non-Current Assets

Clients (Consumers and Resellers)	187,339	145,915
Fiscal Asset Deferred (taxes and Contributions)	5,053	5,808
Reimbursement Right – CCC (12,111 law)	-	-
Linked Deposits	51,985	40,903
Financial Asset	648,559	644,307
Other	564	3,957
Advance for equity participation	-	-
	893,500	840,890
INVESTMENT	168	168
FIXED ASSET	22,298	23,832
INTANGIBLE	20,381	4,863
Non-Current Assets Total	936,347	869,753
Assets Total	1,358,726	1,186,708

179

Liabilities and Stockholders’ Equity	09.30.14	09.30.13
Current Liabilities

Suppliers	290,186	89,463
Loans and financing	443,284	144,066
Taxes and social contributions	66,931	36,754
Income tax and Social Contribution	584	-
Derivatives	-	-
Reimbursement obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated obligations	17,529	17,440
Provisions for Contingencies	-	-
Post-employment benefits (Complementary Pension Fund)	13,830	13,426
Leasing	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial charges (regulatory taxes)	432	340
Incentive to personnel retirement	-	50,449
Others	95,391	76,453
Current Total	928,167	428,391

Non-Current Liabilities

Suppliers	1,702	-
Loans and financing - Principal	331,874	376,859
Taxes and social contributions	5,947	10,162
Income tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement obligations – CCC (12,111 law)	-	-
Advance of clients	-	-
Estimated Obligations	-	-
Provisions for Contingencies	86,366	95,350
Provisions for onerous contracts	-	-
Post-employment benefits (Complementary Pension Fund)	158,829	153,176
Sector charges (regulatory taxes)	-	-
Advance for future capital Increase	8,084	44,405
Incentive to personnel retirement	-	4,057
Others	48,296	24,986
Non-Current Total	641,098	708,995

Stockholders’ Equity

Social Capital	726,447	689,524
Capital Reserve	-	-
Profit Reserve	-	-
Additional Proposed Dividend	-	-
Accured losses/profit	- 772,495	- 492,987
Other comprhensive results	- 164,491	- 147,215
Non-controlling shareholders participation	-	-

Stockholders’ Equity Total	- 210,539	49,322
Total Liabilities and Stockholders’ Equity	1,358,726	1,186,708

180

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Electric Energy Supply - Distribution	906,829	769,632
Construction Revenue - Distribution	57,464	76,812
Other Operating Revenue	54,928	53,241
Deductions to Revenue	-261,344	-247,276
Net Operating Revenue	757,877	652,409

Operational Costs and Expenses
Electric Energy purchased for resale	-546,061	-348,208
Construction Cost	-57,464	-76,812
Charges on electric network usage	-43,551	-2,345

Operating Expenses
Personnel, Material and third-part related service	-163,294	-205,525
Depreciation and Amortization	-24,062	-19,370
Donations and Contributions	-91	-114
Provisions	-7,070	-17,615
Others	-66,588	-82,752
Operating Costs and Expenses	-908,181	-752,741

Result before Financial Result	-150,304	-100,332

Financial Result	-38,835	-18,504
Result before Income tax and Social Contribution	- 189,139	-118,836

Current Income tax and social Contribution	-	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	- 189,139	- 118,836

181

Cash Flow

(thousands reais)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-189,139	-118,836
Depreciation and amortization	24,062	19,370
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	-10,430	5,659
Financing charges	47,771	27,309
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-15,101	-29,740
Provisions for contingencies	2,893	1,761
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-163	-243
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	23,382	-26,651
Variation in operating assets / liabilities	55,603	7,751
Net cash from operating activities	-61,122	-113,620

Financing charges – payment	-34,637	-26,245
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	7,410	4,809
Net cash from Operational activities	-88,349	-135,056

FINANCING ACTIVITIES
Loans and financing obtained	216,430	146,762
Loans and financing payable - principal	-77,387	-46,288
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-2,313	2,327
Capital increase - receivable	-	21,918
Others	-	-
Net cash from financing activities	136,730	124,719

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-1,590	-908
Intangible acquisition	-8,637	-4,777
Intangible acquisition - Concession	-48,825	-72,035
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-497	65,443
Net Cash from investment activities	-59,549	-12,277

Increase (Decrease) in Cash and Cash Equivalents	-11,168	-22,614

Cash and cash equivalents at beginning of the period – 12/31/13	25,646	46,006
Cash and cash equivalents at end of the period – 03/31/14	14,478	23,392
	-11,168	-22,614

182

Analysis of the result

3Q14 x 2Q14

The Company had a net profit in the 3Q14 105.8% higher than that recorded in the previous quarter, from a loss of R$ (131.4) million in the 2Q14 for a profit of R$ 7.7 million in the 3Q14, primarily due to the factors described below.

Operating Revenue

The supply of electricity for final consumers increased by 6.9%, from R$ 298.8 million in the 2Q14 to R$ 319.3 million in the 3Q14, mainly due to the tariff increase in August 2014, according to Resolution No. 1782 ANEEL.

Operating Expenses

Electricity purchased for resale increased by 15.6%, from R$ (15.7) million in the 2Q14 to R$ (18.2) million in the 3Q14, due mainly to increased PLD due to the higher thermal dispatch.

Operational provisions had increased 139.6%, from a reversal of R$ 13.3 million in the 2Q14 to a provision of R$ (5.3) million in the 3Q14, mainly due to the recording of a provision relating to energy supply electric for Codevasf.

Financial Results

The debt charges decreased by 23.1%, from R$ (19.2) million in the 2Q14 to R$ (14.8) million in the 3Q14, mainly due to the renegotiation of contracts of ordinary resources in the period.

The late additions had increased 120%, from R$ 4.9 million in the 2Q14 to R$ 10.8 million in the 3Q14, mainly due to rising energy bills installments in the period.

Net other financial expenses decreased by 87.3%, from R$ (13.6) million in the 2Q14 to R$ (1.7) million in the 3Q14 , mainly due to the update of the law suit regarding the sale of energy to CODEVASF.

183

Market Data

1. Generation Assets and Energy generated – N/A

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	646,010	706,706	684,132
	R$ million	37,4	48,3	25,2
Others	MWh	575,101	471,137	456,088
	R$ million	138,1	189,9	107,2
Total	MWh	1,221,111	1,177,843	1,140,220
	R$ million	175,5	238,2	132,4

3. Energy sold

Distribution to	1Q14		2Q14		3Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	132,1	336,993	125,3	327,070	124,9	309,316
Industrial	31,3	138,542	32,3	144,391	47,7	150,366
Commercial, services and others activities	72,7	186,942	70,3	183,182	72,3	170,974
Rural	12,6	78,047	5,6	25,983	4,6	16,767
Public Utilities	12,5	37,446	13,1	37,930	12,6	35,372
Public Ilumination	10,5	49,818	10,6	50,794	11,8	50,745
Public Service	11,5	45,918	10,6	44,544	7,4	46,366
Own Consumption	-	949	-	1,074		781
Others	-	-	-	-
Total	283,2	874,655	267,8	814,968	281,3	780,647

4. Number of Consumer Units Serviced

	1Q14	2Q14	3Q14
Total	991,742	998,667	1,008,010

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14
10,288	7,043	9,225

6. Substations

1Q14	2Q14	3Q14
40	40	41

7. Fuel used to produce electricity- N/A

8. Losses - %

1Q14		2Q14		3Q14
Technical	Commercial	Technical	Commercial	Technical	Commercial
10.34	15.13	10.34	14.84	10.34	14.83

184

9. Extension of distribution lines – 09.30.14

1Q14	2Q14	3Q14
40,785	40,789	40,794

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14
10.29	10.70	7.12

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14
6.17	5.53	4.57

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14
296	388	250

13. Average price– R$/MWh

1Q14	2Q14	3Q14
250.68	257.92	280.65

14. Main Investments – R$ million

Projectt	1Q14	2Q14	3Q14	2014 budget
Distribution	16,0	17,1	16,2	249,4
Rural Distribution Network Expansion - Light for All	1,2	0.2	0.1	41,7
Expansion of Distribution System	4,4	4,2	3,1	64,0
Maintenance of Distribution System	5,0	4,1	2,5	42,2
Modernization and Adequacy of Commercial and Distribution System – loss reduction	5,4	8,6	10,5	101,5
Others	1,1	0.7	0.5	45,9
Maintenance and Adequacy of Goods	0.0	0.1	0.1	6,0
Maintenance and Adequacy of movable property, vehicles, and equipment	0.0	0,1	-	4,1
Maintenance and Adequacy of computer, information assets and teleprocessing	1,1	0.5	0.4	35,8
Total	17,1	17,8	16,7	295,3

15. New Investments – R$ Million - N/A

185

16. Loans and Financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due Date	Index
Eletrobras	654	731	764	Diverses	Interest Rate
Faceal	13	11	9	07.30.2015	INPC
CEF	5	05	5	12.31.2014	CDI/OVER
Banco do Brasil	5	05	5	12.31.2014	CDI/OVER
Lloyds Bank	1	01	1	04.10.2024	DOLLAR

17. Contract obligations – 09.30.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	452	126	67	52	36	47

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	508	526	553	580	641	641
MWh	4,457,727	5,131,680	5,405,868	5,422,416	5,701,053	5,701,053

18. Default – more than  90 days – 09.30.14

Class	R$ thousand
Residential	18,156
Industrial	7,617
Commercial, Service and other activities	7,378
Rural	5,373
Public Utility	3,037
Public Ilumination	2,978
Public Service	16,116
Others	-
Total	60,655

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	391	389	331
6 to 10	175	174	216
11 to 15	-	.	-
16 to20	-	.	-
21 to 25	100	100	92
beyond 25	227	227	231
Total	893	890	870

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	52	52	63
6 to 10	47	47	48
11 to 15	-	-	-
16 to20	-	-	-
21 to 25	12	12	10
beyond 25	50	50	52
Total	161	161	173

186

19.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Alagoas	1,054	1,051	1,043

19.3.By departments

Departments	Number of employees
	1Q14	2Q14	3Q14
Field	890	890	870
Administrative	168	161	173

20.Complementary work force

Operational	1Q14	2Q14	3Q14
	1,014	1,178	1,178

21.Turn-over - %

1Q14	2Q14	3Q14
0.19	0.14	0.14

187

Marketletter

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets

Availabilities	8,229	11,628
Clients (Consumers and Resellers)	262,803	215,460
Fiscal Asset Deferred (taxes and Contributions)	8,186	19,909
Income tax and Social Contribution	14,678	-
Reimbursement Rights – CCC (12,111 law)	46,493	-
Linked Deposits	-	-
Stored Material	10,586	11,480
Others	53,122	48,630
Current Asset Total	404,097	307,107

Non-Current Assets

Clients (Consumers and Resellers)	214,228	151,690
Fiscal Asset Deferred (taxes and Contributions)	4,594	6,865
Reimbursement Rights – CCC (12,111 Law)	-	-
Linked Deposits	12,709	11,986
Financial Asset – Annual allowed revenue (transmission)	623,186	789,662
Others	1,477	1,268
Advance for equity participation	-	-
	856,194	961,471
Investments	146	146
Fixed Asset	19,695	27,166
Intangible	30,668	8,577

Non-Current Assets Total	906,703	997,360
Total Assets	1,310,800	1,304,467

188

Liabilities and Stockholders Equity	09.30.14	09.30.13
Current Liabilities
Suppliers	156,291	72,836
Loans and Financing	417,512	155,799
Taxes and Social Contribution	94,206	75,289
Income tax and Social Contribution	2,535	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Clients Advance	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	28,932	32,895
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	28,219	16,474
Onerous Contract	-	-
Sectorial Charges (regulatory taxes)	20,375	28,997
Incentive to personnel retirement	-	50,073
Others	34,352	41,875
Current Liabilities Total	782,422	474,238

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	530,592	498,373
Taxes and Social Contribution	84,174	39,644
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance of clients	-	-
Estimated Obligations	-	-
Provision for contingencies	92,011	72,134
Provision for uncovered liabilities on invested companies	-	-
Post-Employment Benefit (Complementary Pension Fund)	75,829	64,279
Leasing	-	-
Sectorial Charges	34,701	20,474
Advance for future capital increase	16,416	136,459
Incentive to personnel retirement	-	2,972
Others	2,604	773
Non-Current Liabilities Total	836,327	835,108

Stockholders Equity
Social Capital	1,256,331	1,135,090
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-1,529,951	-1,136,410
Other comprehensive income	-34,329	-3,559
Non-controlling shareholders participation	-	-
Stockholders Equity Total	- 307,949	- 4,879

Total Liabilities and Stockholders Equity	1,310,800	1,304,467

189

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Electric Energy Supply - Distribution	802,622	805,528
Construction Revenue - Distribution	78,356	120,892
Other Operating Revenue	101,666	108,911
Deductions to Revenue	-281,345	-289,165
Net Operating Revenue	701,299	746,166

Operational Costs
Personnel, Material and third-part related service	-39,291	-7,825
Construction Cost	-78,356	-120,892
Operating Expenses
Personnel, Material and third-part related service	-187,523	-223,789
Electric Energy purchased for resale	-372,939	-338,210
Depreciation and Amortization	-23,130	-22,027
Donations and Contributions	-	-
Provisions	26,607	-74,535
Others	-51,326	-40,467
Operating Costs and Expenses	-725,958	-827,745

Operating Result before Financial Result	-24,659	-81,579

Financial Result	-61,278	-55,660
Result before Income tax and Social Contribution	-85,937	-137,239

Current Income tax and social Contribution	-2,535	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-88,472	-137,239

190

Cash Flow

(reais thousands)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-85,937	-137,239
Depreciation and amortization	23,130	22,027
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	1,383	942
Financing charges	58,601	31,336
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-61,848	1,501
Provisions for contingencies	35,241	19,331
Provision for staff realignment	-	55,416
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	24,436	42,176
Variation in operating assets / liabilities	-7,508	-40,324
Net cash from operating activities	-12,502	-4,834

Financing charges – payment	-	-
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-2,535	-
Complementary pension fund payment	-	-
Lawsuits payment	-15,158	-10,218
Legal deposits	-	-
Net cash from Operational activities	-30,195	-15,052

FINANCING ACTIVITIES
Loans and financing obtained	253,581	118,758
Loans and financing payable - principal	-160,037	-84,265
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	785	62,043
Others	-	-
Net cash from financing activities	94,329	96,536

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-1,162	-6,496
Intangible acquisition	-630	-3,085
Intangible acquisition - Concession	-76,563	-94,198
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-78,355	-103,779

Increase (Decrease) in Cash and Cash Equivalents	-14,221	-22,295

Cash and cash equivalents at beginning of the period – 12/31/13	22,450	33,923
Cash and cash equivalents at end of the period – 03/31/14	8,229	11,628
	-14,221	-22,295

191

Analysis of the result

3Q14 x 2Q14

The Company had a net loss in the 3Q14 118.7% higher than that recorded in the previous quarter, from a loss of R$ (23.6) million in the 2Q14 to a loss of R$ (51.5) million in the 3Q14, because primarily to the factors described below.

Operating Revenue

Distribution:

The supply of electricity increased by 16.4%, from R$ 258.5 million in the 2Q14 to R$ 301.1 million in the 3Q14, due mainly due to the average tariff adjustment in the 3T14 of 25.81% as ANEEL Resolution 1,781/2014.

Operating Expenses

Personnel expenses, materials and third party services decreased by 23.0%, from R$ (76.6) million in the 2Q14 for R$ (59.0) million in the 3Q14, mainly due to salary adjustments arising from the collective bargaining in the 2Q14.

Electricity purchased for resale increased by 14.5%, from R$ (112.2) million in the 2Q14 for R$ (128.5) million in the 3Q14, due primarily to the termination of the contracts of the 1st auction of existing energy and high value of the PLD.

Charges for use of the grid increased by 191.6%, from R$ (7.2) million in the 2Q14 for R$ (21.1) million in the 3Q14, mainly due to the increased charges of the service system (ESS) and TUSD.

Operational provisions decreased by 224.3%, from a reversal of R$ 11.3 million in the 2Q14 to a provision of R$ (14) million in the 3Q14, mainly due to the variation caused by reversals in installment payments in contracts classes public authorities, public lighting and public service in the 2Q14, and the recognition of provisions for contingencies in the 3Q14.

Other operating expenses increased by 175.2%, from R$ 10.2 million in the 2Q14 to R$ 28.1 million in the 3Q14, mainly due to losses in deactivations of goods.

Financial Results

Net monetary variations increased by 101.8%, from R$ (6.1) million in the 2Q14 for R$ (12.4) million in the 3Q14, due mainly to updates of overdue taxes and loans.

192

Market Data

1. Generation Assets and Energy generated – N/A

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	412,200,341	397,207,427	401,587,943
	R$ million	20	21,1	28,9
Others	MWh	552,647,16	621,949,77	749,074,75
	R$ million	108,7	116,3	87,7
Total	MWh	964,847,50	1,019,157,20	1,150,662,69
	R$ million	128,70	137,4	116,6

3. Energy sold

Distribution to	1Q14		2Q14		3Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	144,230	338,016	147,134	335,684	165,946	368,009
Industrial	15,530	48,940	16,648	52412	20,324	59,348
Commercial	60,569	153,187	63,525	157,112	72,764	170,645
Rural	8,237	29,065	7,992	27,697	12,743	43,966
Public Utilities	18,226	49,632	19,951	53,393	22,062	56,101
Public Ilumination	11,773	47,217	11,563	44,961	12,491	46,842
Public Service	10,644	36,798	10,913	36,918	12,588	39,641
Own Consumption	0.343	905	0.360	904	0.397	962
Others	-	-	-	-	-	-
Total	269,552	703,760	278,09	709,081	319,32	785,514

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14
1,113,081	1,121,174	1,133,744

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14
11,338	10,047	13,792

6. Substations

1Q14	2Q14	3Q14
81	81	83

7. Fuel used to produce electricity- N/A

8. Losses  - %

1Q14		2Q14		3Q14
Technical	Commercial	Technical	Commercial	Technical	Commercial
13.01	12.76	12.49	17.26	13.51	17.07

193

9. Extension of distribution lines – 09.30.14

1Q14	2Q14	3Q14
86,273	86,306	87,308

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14
12.11	6.13	7.82

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14
6.37	4.83	4.17

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14
386	401	294

13. Average price– R$/MWh

1Q14	2Q14	3Q14
338.46	346.44	360.87

14. Main investments – R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Distribution
Rural Distribution Network Expansion - Light for All Program	10,200387	10,971035	11,546254	112,125000
Urban Distribution Network Expansion	6,493145	5,140940	2,880573	125,931076
Distribution System Maintenance	9,458328	8,836751	9,354697	76,575832
Renovation and Adequacy of Commercial and Distribution System	9,315001	6,110758	7,667537	78,414911
Others	-	-	-	34,540903
Maintenance of Assets	0.609081	0.196565	1,842654	8,034908
Total	36,075942	31,256049	33,291715	435,622630

15. New Investments – N/A

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due	Index
BB	0.399	0.103		2014	IGPM + Interest rate 8.46% py
Eletrobras	811,142	863,708	911,466	2027	FINEL/RGR – 5% py RO – 11.4% py
Morgan	7,758	7,320	8,166	2024	Dollar – Interest rate 6% py
Caixa			28,472	2026	Interest rate 7% py

194

17. Contract obligations – 09.30.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	106,272	350,329	141,588	102,027	50,474	197,414

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ milhões	468,517,334	454,298,74	478,566,49	402,330,76	402,330.75	10,460,599.74
MWh	4,351,327.99	3,955,770	4,073,356	3,583,525,32	3,583,525.32	93,171,658.38

18. Default – more than 90 days – 09.30.14

Class	R$ Million
State utilities	103,604
Industrial	18,570
Residential	35,171
Commercial, Service and Others	22,536
Rural	7,550
Public Entities	4,441
Public Ilumination	1,157
Public Service	0.246
Others	14,018
Total	207,293

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	406	405	399
6 to 10	01	01	01
11 to 15	-	-	-
16 to 20	01	01	01
21 to 25	07	06	06
beyond 25	548	546	546
Total	963	959	953

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	62	59	62
6 to 10	01	01	02
11 to 15	-	-	-
16 to 20	-	-	-
21 to 25	07	06	06
beyond 25	139	139	139
Total	209	205	209

19.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Piauí	1,172	1,164	1,162

195

     19.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	601	598	598
Administrative	571	566	564

20.Complementary work force

Operational	1Q14	2Q14	3Q14
	1,267	1,356	1,538

21.Turn-over - %

1Q14	2Q14	3Q14
0.38	0.47	0.43

196

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets

Availabilities	35,010	22,593
Clients (Consumers and Resellers)	181,356	158,459
Fiscal Asset Deferred (taxes and Contributions)	11,043	12,580
Income Tax and Social Contribution	14,183	-
Reimbursement Rights – CCC (12,111 law)	-	80,720
Linked Deposits	230	565
Stored Material	7,799	7,228
Others	38,972	34,622
Current Asset Total	288,593	316,767

Non-Current Assets

Clients (Consumers and Resellers)	26,740	31,840
Fiscal Asset Deferred (taxes and Contributions)	9,352	10,957
Reimbursement Rights – CCC (12,111 Law)	2,375,661	1,168,070
Linked Deposits	66,626	64,692
Financial Asset – Annual allowed revenue (transmission)	735,172	789,430
Others	3,958	5,823
Advance for equity participation	-	-
	3,217,509	2,070,812
Investments	1,806	1,809
Fixed Asset	29,772	28,084
Intangible	66,987	88,614

Non-Current Assets Total	3,316,074	2,189,319
Total Assets	3,604,667	2,506,086

197

Liabilities and Stockholders Equity	09.30.14	09.30.13
Current Liabilities
Suppliers	1,412,865	302,841
Loans and Financing	293,876	83,339
Taxes and Social Contribution	35,081	33,200
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	10,471
Clients Advance	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	30,117	20,288
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	757	483
Leasing	-	-
Onerous Contracts	-	-
Sectorial Charges (regulatory taxes)	6,279	4,505
Incentive to personnel retirement	-	21,026
Others	18,981	24,561
Current Liabilities Total	1,797,956	500,714

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	337,759	336,473
Taxes and Social Contribution	3,521	3,408
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	148,412	127,695
Advance of clients	-	-
Provision for contingencies	126,441	112,218
Provision for onerous contracts	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Sectorial Charges (regulatory charges)	37,703	30,971
Advance for future capital increase	252	113,152
Others	1,338,269	1,321,562
Non-Current Liabilities Total	1,992,357	2,045,479

Stockholders Equity
Social Capital	1,325,124	1,212,157
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	- 1,510,770	- 1,252,264
Other comprehensive income	-	-
Non-controllingshareholders participation	-	-
Stockholders Equity Total	-185,646	-40,107

Total Liabilities and Stockholders Equity	3,604,667	2,506,086

198

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Electric Energy Supply - Distribution	948,646	860,063
Construction Revenue - Distribution	128,745	158,070
Other Operating Revenue	47,348	16,004
Deductions to Revenue	-272,890	-231,942
Net Operating Revenue	851,849	802,195

Operational Costs
Electric Energy purchased for resale	-373,605	-461,064
Construction Cost	-128,745	-158,070

Operational Expenses
Personnel, Material and third-part related service	-190,336	-168,988
Charges on electric network usage	-10,004	-24,810
Depreciation and Amortization	-25,173	-22,638
Donations and Contributions	-328	-233
Provisions	-10,123	160,771
Others	-79,026	-156,711
Operational Costs and Expenses	-817,340	-831,743

Operating Result before Financial Result	34,509	-29,548

Financial Result	-27,762	-32,088
Result before Income tax and Social Contribution	6,747	-61,636

Current Income tax and social Contribution	-3,739	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	3,008	-61,636

199

Cash Flow

 (thousands reais)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	6,747	-59,139
Depreciation and amortization	25,173	22,638
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	4,286	15,599
Financing charges	41,455	22,721
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	14,466	-44,338
Provisions for contingencies	-4,343	-497
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-131,200
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	29,328	75,149
Variation in operating assets / liabilities	-95,434	-43,951
Net cash from operating activities	21,678	-143,018

Financing charges – payment	-25,759	-24,185
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-449	86,938
Net cash from Operational activities	-4,530	-80,265

FINANCING ACTIVITIES
Loans and financing obtained	171,833	160,634
Loans and financing payable - principal	-41,351	-13,790
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	86,000
Others	-	-
Net cash from financing activities	130,482	232,844

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-646	-3,326
Intangible acquisition	-6,710	-12,937
Intangible acquisition - Concession	-124,480	-146,055
Advance for future capital increase	-	-43,000
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-131,836	-205,318

Increase (Decrease) in Cash and Cash Equivalents	-5,884	-52,739

Cash and cash equivalents at beginning of the period – 12/31/13	40,894	75,332
Cash and cash equivalents at end of the period – 03/31/14	35,010	22,593
	-5,884	-52,739

200

Analysis of the result

3Q14 x 2Q14

The Company had a net loss in the 3Q14 150.9% higher than that recorded in the previous quarter, from a profit of R$ 69.0 million in the 2Q14 to a loss of R$ (35.1) million in the 3Q14, mainly due to factors described below.

Operating Revenue

The supply of electricity increased by 6%, from R$ 312.7 million in the 2Q14, to R$ 331.7 million in the 3Q14, primarily due to an increase in billed consumption and growing number of consumers.

Operating Expenses

Expenses for personnel, material and third party services decreased by 1.0%, from R$ (67.0) million in the 2Q14 for R$ (66.3) million in the 3Q14, mainly due to salary adjustments arising from the collective bargaining in the 2Q14.

Electricity purchased for resale decreased by 263.8%, from R$ (50.2) million in the 2Q14 for R$ (182.8) million, in the 3Q14, primarily due to increased PLD and increased volume of purchased energy.

Financial Results

Net monetary variations decreased by 121.9% from a loss of R$ (6.7) million in the 2Q14 to a gain of R$ 1.5 million in the 3Q14, mainly due to the update of legal deposits.

Other financial income decreased by 81.1%, from R$ 10.4 million in the 2Q14 for R$ 2.0 million in the 3Q14, mainly due to the adjustment of financial exposure with CCEE.

Other financial expenses increased by 147.7%, from R$ (3.6) million in the 2Q14 for R$ (9.0) million in the 3Q14, primarily due to the recognition of interest on contracts with Petrobras.

201

Market Data

1. Generation Assets and Energy generated

Own assets

Plant	Installed Capacity (MW)	Guaranteed energy (MW average)	Energy generated (MWh)
			1Q14	2Q14	3Q14
SHU – Rio Vermelho	2.6	2.0	5,075.3	2,536.19	-

Plant	Location (State)	Beginning of Operation	End of Operation
SHU – Rio Vermelho	RO	Nov/86	10/12

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14
Eletrobras (SIN)	MWh	556.127	591.913	761.389
	R$ million	85.1	29.5	160,8
Others	MWh	361.846	385.089	284.023
	R$ million	55.4	19.1	59,3
Total	MWh	917,973	977,002	1,045,412
	R$ million	140,5	48,6	220,1

SIN – National Interconnected System

3. Energy sold

Distribution to	1Q14		2Q14		3Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	135,6	275,766	136,1	278,240	144,1	295,371
Industrial	45,2	122,602	46,5	135,010	47,1	133,343
Commercial, services and others activities	70,0	147,073	72,0	152,843	77,0	163,919
Rural	22,1	68,029	22,4	69,498	23,8	74,409
Public Utilities	19,6	44,629	22,1	51,728	24,0	56,570
Public Ilumination	9,1	33,436	8,6	31,895	8,7	32,237
Public Service	3,7	11,760	3,7	12,130	3,8	12,319
Own Consumption	0.4	900	0.5	1,074	0.5	988
Others	-1,4	-	19,8	-	12,3	-
Total	304,3	704,195	331,7	732,418	341,3	769,156

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14
567,620	569,757	575,364

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14
5,117	6,078	6,920

6. Substations

1Q14	2Q14	3Q14
57	57	57

202

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	126,011,500	310,99	133,118,500	319,90	116,708,000	296,48

8. Losses - %

1Q14		2Q14		3Q14
Technical	Commercial	Technical	Commercial	Technical	Commercial
11.15	11.27	11.15	12.04	11.15	12.75

9. Extension of distribution lines – 09.30.14

1Q14	2Q14	3Q14
57,616	57,652	57,698

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14
6.80	3.97	3.71

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14
6.23	4.25	3.08

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14
279.0	263.1	257.23

13. Average price – R$/MWh

1Q14	2Q14	3Q14
352.49	336.94	350.83

203

14. Main investments – R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Distribution
Rural Expansion of distribution - Light for All Project	0.43	1,13	0.02	100,00
Expansion of Urban distribution	24,58	26,23	26,99	268,02
Maintenance of the distribution system	17,78	8,09	9,66	38,73
Isolated system - energy	-	-	-	-
Renovation – Distribution and Comercialization System	2,69	4,48	5,21	89,77
Others
Maintenance and Adjustment of property / IT assets	0.55	2,72	1,11	11,02
Total	46,03	42,65	42,99	507,54

15. New Investments – N/A

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Due	Index
Eletrobras	512,1	554,7	630,8	2025	IPCA/FINEL/RGR – 5% py

17. Contract obligations 09.30.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	7,4	327,9	90,4	88,9	40,6	75,6

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	162,461	702,267	780,914	842,551	1,060,572	6,294,644
MWh	1,143,048	4,661,341	4,889,967	4,977,287	5,910,592	29,531,820

18. Default – more than  90 days - 09.30.14

Class	R$ million
Residential	18,0
Industrial	17,6
Commercial, services and other activities	8,5
Rural	6,0
Public Utility	7,1
Public Ilumination	7,8
Public Utility Services	24,5
Others	-
Total	89,5

204

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	138	136	142
6 to 10	159	162	146
11 to 15	1	-	-
16 to 20	39	41	39
21 to 25	36	36	35
beyond 25	201	200	185
Total	574	575	547

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	22	22	25
6 to 10	63	58	60
11 to 15	2	2	2
16 to 20	6	4	6
21 to 25	8	26	8
beyond 25	98	81	113
Total	199	193	214

19.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Rondônia	773	768	761

19.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	574	575	547
Administrative	199	193	214

20.Complementary work force

Operational	1Q14	2Q14	3Q14
	1,140	1,140	1,195

21.Turn-over - %

1Q14	2Q14	3Q14
0.38	0.26	0.52

205

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets

Availabilities	7,078	7,708
Clients (Consumers and Resellers)	45,555	69,353
Fiscal Asset Deferred (taxes and Contributions)	5,805	5,236
Income tax and Social Contribution	-	-
Reimbursement Rights – CCC (12,111 Law)	-	3,965
Linked Deposits	-	-
Stored Material	1,707	1,666
Others	18,422	5,702
Current Asset Total	78,567	93,630

Non-Current Assets

Clients (Consumers and Resellers)	3,720	-
Fiscal Asset Deferred (taxes and Contributions)	10,908	6,495
Reimbursement Rights – CCC (12,111 Law)	124,918	-
Linked Deposits	17,107	16,060
Financial Asset – Annual allowed revenue (transmission)	168,398	143,850
Others	2,604	1,842
Advance for equity participation	-	-
	327,655	168,247
Investments	-	-
Fixed Asset	11,289	11,577
Intangible	5,899	6,666

Non-Current Assets Total	344,843	186,490
Total Assets	423,410	280,120

206

Liabilities and Stockholders’ Equity	09.30.14	09.30.13
Current Liabilities
Suppliers	268,343	103,238
Loans and Financing	29,642	4,176
Taxes and Social Contribution	3,771	4,920
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	11,565	9,874
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	-	-
Incentive to personnel retirement	-	3,041
Others	41,439	9,151
Current Liabilities Total	354,760	134,400

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	11,289	16,872
Taxes and Social Contribution	-	-
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	57,209	18,238
Advance from clients	-	-
Estimated Obligations	-	-
Provision for contingencies	27,343	22,563
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	1,846	4,445
Sectorial Charges (regulatory charges)	-	-
Advance for future capital increase	-	-
Others	33,368	83,683
Non-Current Liabilities Total	131,055	145,801

Stockholders Equity
Social Capital	684,204	684,204
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	- 745,233	- 680,197
Other comprehensive income	- 1,376	- 4,088
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	- 62,405	-81

Total Liabilities and Stockholders’ Equity	423,410	280,120

207

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Supply	-	21,623
Electric Energy Supply - Distribution	166,829	143,040
Construction Revenue - Distribution	8,703	9,332
Other Operating Revenue	7,075	1,866
Deductions to Revenue	-40,309	-39,158
Net Operating Revenue	142,298	136,703

Operational Costs
Electric Energy purchased for resale	-72,247	- 90,867
Charges on electric network usage	-	-
Construction Cost	-8,703	-9,332
Fuel	-14,826	-9,265

Operational Expenses
Personnel, Material and third-part related service	-62,099	-75,316
Depreciation and Amortization	- 7,028	-6,597
Donations and Contributions	-	-
Provisions	-18,692	57,487
Others	-26,023	17,939
Operating Expenses	-209,618	-115,951

Operating Result before Financial Result	-67,320	20,752

Financial Result	- 3,376	2,729
Result before Income tax and Social Contribution	- 70,696	23,481

Current Income tax and social Contribution	-	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-70,696	23,481

208

Cash Flow

 (thousands of reais)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-46,494	35,158
Depreciation and amortization	7,028	6,597
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	875	-13,328
Financing charges	2,149	1,433
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	19,547	-56,641
Provisions for contingencies	4,628	1,864
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	-4,692	-3,646
Variation in operating assets / liabilities	12,366	39,808
Net cash from operating activities	-4,593	11,245

Financing charges – payment	-1,991	-1,433
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	-
Net cash from Operational activities	-6,584	9,812

FINANCING ACTIVITIES
Loans and financing obtained	18,981	3,720
Loans and financing payable - principal	-3,446	-1,857
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	15,535	1,863

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-8,121	-956
Intangible acquisition	-911	-995
Concession Asset Acquisition	-343	-16,757
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-9,375	-18,708

Increase (Decrease) in Cash and Cash Equivalents	-424	-7,033

Cash and cash equivalents at beginning of the period – 12/31/13	7,502	14,741
Cash and cash equivalents at end of the period – 03/31/14	7,078	7,708
	-424	-7,033

209

Analysis of the result

3T14 x 2T14

The Company had a net profit in the 3Q14 27.2% lower than reported in the previous quarter, from R$ 39.9 million in the 2Q14 to R$ 29.1 million in the 3Q14, primarily due to the factors described below.

Operating Revenue

Distribution:

The supply of electricity decreased by 2.2%, but had no significant impact on the outcome.

Operating Expenses

Personnel expenses, materials and third party services decreased 21.9%, from R$ (24.8) million in the 2Q14 for R$ (19.3) million in the 3Q14, mainly due to salary adjustment in the 2Q14.

Electricity purchased for resale increased by 8.1%, from R$ (23.3) million in the 2Q14 for R$ (25.1) million in the 3Q14, due to increased demand in the 3Q14.

Operational provisions had increased by 14.9%, from R$ (7.7) million in the 2Q14 for R$ (8.9) million in the 3Q14, primarily due to the recognition of a provision of penalty from ANEEL in the 3Q14.

Financial Results

Net monetary decreased by 367%, from revenues of R$ 3.2 million in the 2Q14 to an expense of R$ 8.4 million in the 3Q14, mainly due to update of debt to the Eletronorte.

210

Market Data

1. Generation Assets and Energy generated (IPPs contract)

Plant	Installed Capacity (MW)	Energy generated (MWh)			Beginning of Operation	End of Concession
		1Q14	2Q14	3Q14
Floresta	40MW	15,924	16,393	16,001	Apr/2010	Apr/2015
Distrito	20MW	15,952	19,943	19,251	Apr/2010	Apr/2015

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14
Eletrobras	MWh	199,305	202,663	213,744
	R$ million	40,5	40,5	43,0
Total	MWh	199,305	202,663	213,744
	R$ million	40,5	40,5	43,0

3. Energy sold

Distribution to	1Q14		2Q14		3Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	26,8	89,889	26,9	91,183	26,6	89,634
Industrial	0.8	3,566	0.9	4,189	0.9	4,240
Commercial, services and others activities	10,0	38,258	9,9	38,499	10,3	39,862
Rural	1,0	5,273	0.6	2,972	0.6	3,080
Public Utilities	3,6	18,294	4,3	22,105	4,2	21,475
Public Ilumination	1,1	6,624	1,2	7,156	1,2	7,168
Public Service	0.6	4,642	0,7	4,665	0.7	5,054
Own Consumption	0.1	716	0.1	670	0.1	699
Others	-	-	-	-	-	-
Total	44	167,262	44,6	171,438	44,6	171,212

1.    Number of Consumer Units Serviced

1Q14	2Q14	3Q14
98,936	100,546	101,559

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14
3,602	1,820	2,000

6 .Substations

1Q14	2Q14	3Q14
03	03	03

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14
		Amount	R$ million	Amount	R$ million	Amount	R$ million
Diesel oil	Litre million	11,4	33,8	10,3	30,5	11,2	33,1

211

8. Losses - %

1Q14		2Q14		3Q14
Technical	Commercial	Technical	Commercial	Technical	Commercial
7.04	4.67	7.04	2.49	7.04	5.98

9. Extension of distribution lines – 09.30.14

1Q14	2Q14	3Q14
3,469	3,487	3,503

10. Extension of transmission lines – 09.30.14 – N/A

11. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14
2.28	2.08	3.16

12. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14
3.92	2.43	4.61

13. TMA – Average response time – in minutes

1Q14	2Q14	3Q14
76.06	84.67	85.72

14. Average price– R$/MWh

1Q14	2Q14	3Q14
263.957	260.831	260.965

15. Main investments – R$ million

Project	1Q14	2Q14	3Q14	2014 budget
Distribution	2,01	4,08	3,54	55,48
Expansion of Urban Distribution (Light for All Program)	-	-	0.11	8,81
Expansion of Urban Distribution (regular)	1,13	0.99	1,62	14,88
Maintenance of energy distribution system	0.65	1,23	1,00	5,8
Modernization and adaptation of energy distribution and Energy trading system	0.23	1,86	0.81	25,99
Others	0.02	0.17	0.24	13,46
Maintenance and adjustment of property	-	-	-	0.89
Maintenance and adjustment of goods	-	-	0.24	1,43
Maintenance and adjustment of thechnological activity	0.02	0.17	-	11,14
Total	2,03	4,25	3,78	68,94

212

16. New investments – R$ million

Project	1Q14	2Q14	3Q14	Budget 2014
Expansion of Urban Network Distribution	-	1,5	0.9	6,34

17. Loans and financing – R$ million

Creditor	Balance on 03.31.14	Balance on 06.30.14	Balance on 09.30.14	Date Due	Index
Eletrobras	23,48	41,27	38,78	Up to 2019	According to ECF (Diverses)

18.Contract obligations - 09.30.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	7,11	21,78	4,06	1,76	1,82	2,25

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	147,179	131,045	138,907	183,811	193,001	117,704
MWh	741,640	660,343	660,343	832,200	832,200	483,360

19.Default – more than 120 days –09.30.14

Class	R$ million
State utilities	1,86
Industrial	0.06
Residential	0.95
Commercial	0.22
Others	27,19
Total	40,28

20.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

20.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	18	13	31
6 to 10	60	43	39
11 to 15	-	23	24
16 to 20	-	1	-
21 to 25	25	13	-
beyond 25	33	40	56
Total	136	133	150

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	10	7	12
6 to 10	86	42	43
11 to 15	-	43	43
16 to 20	-	2	1
21 to 25	9	9	3
beyond 25	19	19	24
Total	124	122	126

213

20.2.By region

State	Number of employees
	1Q14	2Q14	3Q14
Roraima	260	255	276

20.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14
Field	136	133	150
Administrative	124	122	126

21.Complementary work force

Operational	1Q14	2Q14	3Q14
	269	267	267

22.Turn-over - %

1Q14	2Q14	3Q14
0.00	0.01	0.038

214

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	09.30.14	09.30.13
Current Assets

Availabilities	8,479	52,986
Clients (Consumers and Resellers)	-	-
Loans and Financing - Principal	-	-
Marketable Securities	44,125	-
Dividends to receive (remuneration of equity participation)	2,789	1,250
Fiscal Asset Deferred (taxes and Contributions)	2,336	1,157
Income tax and Social Contribution	-	-
Linked Deposits	-	-
Stored Material	-	-
Financial Asset	-	-
Others	-	9
Current Asset Total	57,729	55,402

Non-Current Assets

Clients (Consumers and Resellers)	-	-
Loans and Financing - Principal	-	-
Marketable Securities	-	-
Fiscal Asset Deferred (taxes and Contributions)	2,741	2,741
Income tax and Social Contribution	-	-
Linked Deposits	50	48
Others	-	-
Advance for equity participation	-	-
	2,791	2,789

Investments	95,627	94,181
Fixed Asset	22	32
Intangible	21	20

Non-Current Assets Total	98,461	97,022
Total Assets	156,190	152,424

215

Liabilities and Stockholders Equity	09.30.14	09.30.13
Current Liabilities
Suppliers	701	549
Loans and Financing	-	-
Taxes and Social Contribution	31	27
Income tax and Social Contribution	323	-
Derivatives	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	118	16
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Leasing	-	-
Onerous Contracts	-	-
Others	-	-
Current Liabilities Total	1,173	592

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	-	-
Bonds	-	-
Taxes and Social Contribution	-	8,815
Income tax and Social Contribution	12,307	-
Derivatives	-	-
Estimated Obligations	-	-
Provision for contingencies	-	-
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Sectorial Charges (regulatory charges)	-	-
Advance for future capital increase	-	-
Others	-	-
Non-Current Liabilities Total	12,307	8,815

Stockholders Equity
Social Capital	118,054	118,054
Capital Reserves	-	-
Profit Reserves	3,159	2,991
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-3,340	5,007
Other comprehensive income	24,837	16,964
Non-controlling shareholders participation	-	-
Stockholders Equity Total	142,710	143,016

Total Liabilities and Stockholders Equity	156,190	152,423

216

Statement of Income

(R$ thousands)

	09.30.14	09.30.13
Operating Revenue
Equity Participation Revenue	10,360	2,355
Operating Revenue Total	10,360	2,355

Operational Costs and Expenses
Personnel, Material and third-part related service	-2,247	-2,191
Depreciation and Amortization	-14	-8
Donations and Contributions	-	-
Provisions	-13,936	1,713
Others	-1,378	-1,931
Operating Costs and Expenses	-17,575	-2,417

Operating Result before Financial Result	-7,215	-62

Financial Result	4,198	2,130
Result before Income tax and Social Contribution	-3,017	2,068

Current Income tax and social Contribution	-323	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-3,340	2,068

217

Cash Flow

(thousands Reais)

Cash Flow	09.30.2014	09.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-3,017	5,000
Depreciation and amortization	14	10
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	-	-
Financing charges	-	-
Equity Method Result	-999	-2,355
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-	-
Provisions for contingencies	-	-1,713
Provision for losses with Investments	-	-
Provision for impairment of assets	13,936	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	-4,769	-
Variation in operating assets / liabilities	-2,007	-878
Net cash from operating activities	3,158	64

Financing charges – payment	-	-
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	261	1,902
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-323	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	-
Net cash from Operational activities	3,096	1,966

FINANCING ACTIVITIES
Loans and financing obtained	-	-
Loans and financing payable - principal	-	-
Payment of Shareholders remuneration	-3,203	-12,775
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	-3,203	-12,775

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-10	-10
Intangible acquisition	-	-
Concession asset acquisition	-	-
Advance for future capital increase	-	-
Acquisition of equity participation investment	-1,519	-
Others	-	-
Net Cash from investment activities	-1,529	-10

Increase (Decrease) in Cash and Cash Equivalents	-1,636	-10,819

Cash and cash equivalents at beginning of the period – 12/31/13	54,240	63,804
Cash and cash equivalents at end of the period – 03/31/14	52,604	52,986
	-1,636	-10,818

218

Analisis of Result

3Q14 x 2Q14

The Company presented a profit in 2Q14 2,075% higher than that registered in the previous quarter, from a loss of R$ (0.3) million in 2Q14 to a profit of R$ 6.3 million in 3Q14, primarily due to the factors described below.

Equity Participation Revenue

The Result of Investments in Equity Participations presented an increase of 1,396%, from a loss of R$ 0.5 million in 2Q14 to a gain of R$ 6.8 million in 3Q14 due to the reversal of a provision related to EMAE.

Operating Expenses

The others operating expenses increased by 117% due to the loss record in the subscription of shares of CTEEP in 3Q14.

219

Market Data

1.    Investments – 09.30.14

Company

Type

Amount

Participation (%)

CTEEP	PN	1,060,225	0.65
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.42
Energias do Brasil	ON	1,485,678	0.31
CPFL Energia	ON	1,703,600	0.18

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other  Eletrobras companies)

2.1.By tenure

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14
Up to 5	2	2	2
6 to 10	2	2	2
11 to15	-	-	-
16 to 20	-	-	-
21 to 25	-	-	-
Beyond 25	-	-	-
Total	4	4	4

2.1.By region

State	Number of employees
	1Q14	2Q14	3Q14
RJ	4	4	4

3. Complementary work force

1Q14	2Q14	3Q14
6	6	6

4. Turn-Over - %

1Q14	2Q14	3Q14
-	-	-

220

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.